     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             TOWER AUTOMOTIVE, INC.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                              41-1746238
           (State or other jurisdiction of                                (I.R.S. Employer
            incorporation or organization)                              Identification No.)

                             ---------------------
                        5211 CASCADE ROAD SE, SUITE 300
                             GRAND RAPIDS, MI 49546
                                 (616) 802-1600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                               ANTHONY A. BARONE
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             TOWER AUTOMOTIVE, INC.
                        5211 CASCADE ROAD SE, SUITE 300
                             GRAND RAPIDS, MI 49546
                                 (616) 802-1600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
    COPIES OF ALL COMMUNICATIONS, INCLUDING COMMUNICATIONS SENT TO AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                DENNIS M. MYERS, ESQ.                                 RICHARD J. SANDLER, ESQ.
                   KIRKLAND & ELLIS                                     JOSEPH A. HALL, ESQ.
               200 EAST RANDOLPH DRIVE                                 DAVIS POLK & WARDWELL
               CHICAGO, ILLINOIS 60601                                  450 LEXINGTON AVENUE
                    (312) 861-2000                                    NEW YORK, NEW YORK 10017
                                                                           (212) 450-4000

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM     PROPOSED MAXIMUM        AMOUNT OF
         TITLE OF EACH CLASS OF               AMOUNT TO BE        OFFERING PRICE         AGGREGATE           REGISTRATION
       SECURITIES TO BE REGISTERED             REGISTERED          PER SHARE(1)      OFFERING PRICE(1)           FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...      17,250,000             $12.99            $224,077,500           $20,615
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock on March 26, 2002, as reported on the New York Stock Exchange.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued April 3, 2002

                               15,000,000 Shares

                             Tower Automotive logo
                                  COMMON STOCK
                            ------------------------

TOWER AUTOMOTIVE, INC. IS OFFERING 15,000,000 SHARES OF ITS COMMON STOCK.
                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TWR." ON APRIL 2, 2002, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $13.86 PER SHARE.
                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS"
BEGINNING ON PAGE 10.
                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                                UNDERWRITING
                                                   PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                    PUBLIC       COMMISSIONS      COMPANY
                                                  -----------   -------------   -----------
Per Share.......................................  $              $              $
Total...........................................  $              $              $

Tower Automotive has granted the underwriters the right to purchase an additional 2,250,000 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock
to purchasers on           , 2002.
                            ------------------------

                                 MORGAN STANLEY
            , 2002

               [ILLUSTRATION DEPICTING THE PRINCIPAL PRODUCTS OF
                               TOWER AUTOMOTIVE]

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Tower Automotive......................    1
The Offering..........................    7
Summary Historical Financial Data.....    8
Risk Factors..........................   10
Forward-Looking Statements............   15
The Company...........................   16
Use of Proceeds.......................   19
Market Price for Common Stock.........   19
Dividend Policy.......................   19
Capitalization........................   20
Selected Historical Financial Data....   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   36

                                        PAGE
                                        ----
Management............................   48
Certain Relationships and Related
  Transactions........................   51
Security Ownership of Certain
  Beneficial Owners and Management....   52
Description of Capital Stock..........   54
Description of Certain Financing
  Arrangements........................   56
Underwriters..........................   61
Legal Matters.........................   63
Experts...............................   63
Where You Can Find Other
  Information.........................   63
Incorporation of Certain Documents By
  Reference...........................   63
Index to Financial Statements.........  F-1

                             ---------------------

     In this prospectus, the terms "us," "we," "our" and "Tower Automotive" refer to Tower Automotive, Inc., its consolidated subsidiaries and their respective predecessors.

                             ---------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus or any prospectus supplement. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements.

                                TOWER AUTOMOTIVE

OUR COMPANY

     We believe that, based on revenues, we are the largest independent global supplier of automotive structural components and assemblies and the world's leading supplier of full vehicle frames. We supply parts for substantially all models produced by Ford, Honda and Toyota in North America. In addition, we also supply DaimlerChrysler with substantially all of its full frame requirements for its pickup trucks and sport utility vehicles, or "SUVs," and believe that we are the largest supplier of frames, engine cradles, body structures and suspension components to Ford. Our other major automotive original equipment manufacturer, or "OEM," customers include General Motors, Nissan, Fiat, Hyundai/Kia, BMW, Volkswagen Group and Isuzu. We currently employ more than 13,000 colleagues in 60 locations worldwide. Our principal products include:

      -- Body structures and assemblies--body structures consisting of body pillars, roof rails, side sills, parcel shelves and intrusion beams; assemblies that attach to both lower vehicle and body structures; and Class A surfaces and modules such as body sides, pick-up box sides and fenders;

      -- Lower vehicle structures--full pickup and SUV frames, engine cradles, floor pan components and cross members;

      -- Suspension modules and systems--axle assemblies consisting of stamped metal trailing axles, assembled brake shoes, hoses and tie rods, and front and rear structural suspension modules and systems consisting of control arms, suspension links and other value-added assemblies and systems; and

      -- Suspension components--control arms, suspension links, track bars, spring/shock towers and trailing axles.

     Many of our products are critical to the structural integrity of the vehicle. Increasingly, we are using our products in combination with products manufactured by other suppliers to produce assemblies and modules consisting of multiple component parts. As a result of our design, engineering and program management capabilities, we are able to offer our customers fully integrated modules and assemblies for substantial portions of a vehicle. We have strengthened our relationships with OEMs as the ability to deliver complete assemblies and modules reduces our customers' production and inventory management costs.

     Since our inception in April 1993, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established joint ventures in China, Mexico, Korea, Japan and the

United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.5 billion in 2001.

     We have a diversified base of strong OEM customers located throughout the world to which we provide a broad array of structural products. The following charts set forth our revenues by major customer, principal product categories and geographic region for the years ended December 31, 2001 and 2000:

           CUSTOMER             2001    2000
------------------------------  ----    ----
Ford/Jaguar/Volvo.............   35%     37%
DaimlerChrysler...............   25      31
Hyundai/Kia...................   12       4
General Motors................    4       5
Fiat..........................    4       4
VW Group......................    4       2
Honda.........................    3       3
Toyota........................    2       2
Nissan........................    1       1
Other.........................   10      11
                                ---     ---
     TOTAL....................  100%    100%
                                ===     ===

       PRODUCT CATEGORY         2001    2000
------------------------------  ----    ----
Body structures &
  assemblies..................   39%     39%
Lower vehicle structures......   36      41
Suspension modules &
  systems.....................   15      11
Suspension components.........    8       8
Other.........................    2       1
                                ---     ---
     TOTAL....................  100%    100%
                                ===     ===

      GEOGRAPHIC REGION         2001    2000
------------------------------  ----    ----
U.S. and Canada...............   72%     85%
Asia..........................   15       4
Europe........................   11      10
Mexico and South America......    2       1
                                ---     ---
     TOTAL....................  100%    100%
                                ===     ===

OUR INDUSTRY

     We operate in the large and highly fragmented structural segment of the automotive supply industry, which continues to undergo significant consolidation. In order to lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to supply larger portions of a vehicle on a global basis. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. In addition, OEMs are increasingly requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. As a full-service supplier with strong OEM relationships, we expect to continue to benefit from these trends within the structural segment of the automotive supply industry.

OUR COMPETITIVE STRENGTHS

     We have developed key competitive strengths that allow us to capitalize on industry trends and provide us the opportunity to successfully execute our operating and growth strategies. These key strengths include:

     Scale Position As the Largest Independent Supplier of Automotive Structural Components and Assemblies. Our scale position as the largest independent global supplier of structural components and assemblies affords us several benefits relative to many of our smaller competitors, including:

      --   Lessening our dependence on any one customer or vehicle program;

      -- Increasing the significance of our role in ensuring the success of our customers' business;

      --   Increasing our influence in customer sourcing decisions;

      -- Providing a greater revenue base over which to spread the cost of maintaining full service design and engineering capabilities; and

      -- Providing sufficient production volume to support investment in advanced, high-efficiency manufacturing equipment.

     These benefits of scale enhance our ability to successfully and profitably win new programs and increase our market share at the expense of less capable competitors.

     Comprehensive Technical Design and Engineering Support. We operate eight technical design and engineering support facilities worldwide, with over 330 full time engineers. In order to integrate our product design efforts with those of OEMs, we frequently place design engineers at customer facilities. A key benefit of being closely involved in the design process is that we can ensure that products are designed not only for final form and function, but also for optimal manufacturability. This helps to minimize potential launch and manufacturing inefficiencies as well as to optimize the amount and type of manufacturing capital deployed for a given product, leading to lower-cost products for our customers and improved profitability and returns on invested capital for us.

     Strong OEM Partnerships. We have formed strong relationships with our major OEM customers due to our high level of product quality, engineering capabilities, product design and customer service and, more recently, because of our role as incumbent supplier on many critical programs. We currently supply products on each of the 2001 top ten selling vehicles in North America and four of the top ten vehicles in Europe. We are recognized by most of our customers as a critical supplier. This is reflected, for example, by our participation on the international supplier advisory councils for both Ford and Nissan. These strong relationships and our focus on meeting customer expectations have resulted in winning new business including increased content on the recent redesigns of the Ford Explorer and Dodge Ram and new programs such as the Cadillac CTS, Ford Cross Trainer and Five Hundred, BMW X5, and Volkswagen Touareg.

     Broad Product Offering and Program Management Capability. We believe that we produce the largest array of structural products in the automotive supply industry, and are the only supplier able to deliver a full range of structural components and assemblies on a global basis. For example, we supply 146 distinct component parts in various assemblies for the Lincoln LS model. In addition, our program management skills enable us to efficiently coordinate the sourcing of components produced by Tier II suppliers and assemble these into complete modules. By delivering these modules to our OEM customers, we allow the OEMs to reduce their production and inventory management costs.

OUR BUSINESS STRATEGY

     Our strategy is to capitalize upon our position as the largest independent global supplier of automotive structural components and assemblies in order to take advantage of the opportunities arising from the consolidation, globalization and modular sourcing trends in the automotive supply industry. The ultimate goal of this strategy is to maximize return on invested capital and create long-term value for shareholders. Key elements of our operating and growth strategies are outlined below:

OPERATING STRATEGY

     Offer Full-Service Technical Design, Engineering and Program Management Capabilities. We continue to build our competitive advantage through investment in product development, advanced engineering and program management. As a result of this investment, and of consolidation among suppliers of automotive structural components and assemblies, we believe that we are one of only a select group of suppliers able to provide automotive OEMs with full service technical design, engineering and program management capabilities with respect to the entire body structure of a vehicle on a global basis.

     Further Enhance Global Presence. We strive to offer manufacturing and support services to our customers on a global basis through a combination of international wholly owned subsidiaries and by entering into joint ventures and partnerships with foreign suppliers. Outside of North America, we have technical/customer service centers in Yokohama, Japan; Turin, Italy; Hyderabad, India; Bergisch-Gladbach, Germany; and Sao Paulo, Brazil. We also have relocated certain technical personnel resources to locations where OEMs are developing "world cars" which can be designed in one vehicle center to a single global standard but produced and sold in different geographic markets. We believe that these global, technical and manufacturing capabilities have led to the award of several, major new programs to us.

     Continue to Optimize Manufacturing Efficiency and Quality. In response to OEMs' increasingly stringent production specifications, we have implemented manufacturing practices designed to maximize product quality and timeliness of delivery to reduce waste and enhance efficiency. In order to maximize return on invested capital, we increasingly employ flexible manufacturing processes that allow us to maximize equipment utilization in meeting customer expectations for product quality and timely delivery. We monitor existing manufacturing capacity relative to expected capacity, which is determined primarily by current and expected business backlog and by opportunities to outsource commodity operations to Tier II manufacturers. As a result, beginning in the second half of 2000, we began restructuring our operations to reduce excess manufacturing capacity and improve the efficiency of our operations.

     Maintain Decentralized, Participative, Incentive-Based Culture. Our decentralized approach to managing our manufacturing facilities encourages decision making and colleague participation in areas such as manufacturing processes and customer service. Our leadership team meets frequently at various company locations in order to maintain a unified corporate culture. To increase colleague productivity, we utilize incentive programs for all salaried and hourly colleagues that provide incentives for colleagues who take advantage of continuous improvement programs and who provide cost savings ideas.

GROWTH STRATEGY

     Our growth strategy comprises two fundamental elements: increased organic growth and the pursuit of strategic acquisitions, alliances and partnerships.

     Increase Organic Growth. We actively pursue increased organic growth from both new and replacement vehicle programs. Specifically, it is our belief that the following competitive strengths have played, and will continue to play, an important role in achieving its organic growth objectives:

      -- Scale position as the largest independent supplier of automotive structural components and assemblies,

      -- Full-service technical design, engineering and program management capabilities,

      --   Global engineering and manufacturing presence,

      --   Modular product capabilities,

      -- Strong customer relationships with key domestic and foreign automotive OEMs, and

      --   Strong financial position relative to most competitors.

     As a result of these competitive strengths, and the efforts to increase organic growth, we were awarded programs in 2001 that, based on independent estimates of expected program volumes and current expectations of program pricing, represent more than $760 million in annual revenues. These programs are scheduled to launch over the next three years and be in full production by 2005. Of the $760 million in annual revenues represented by the new program awards, 43% is expected to be derived from Ford and DaimlerChrysler and 57% is expected to be derived from other customers including Nissan, GM and BMW. In aggregate, the new business awards in 2001, combined with previous new business awards and the maintenance of replacement programs, are expected to drive a significant portion of our organic growth through 2005. In order to better target acceptable returns on new business, beginning in 2000, we adopted a return on invested capital-based approach to evaluating the attractiveness of potential new programs.

     Pursue Strategic Acquisitions, Alliances and Partnerships. Strategic acquisitions, alliances and partnerships have contributed significantly to our growth. We continue to believe that consolidation in the automotive supply industry will provide further attractive opportunities to either acquire, or purchase a majority or minority ownership interest in, companies that complement our existing business. We seek to make acquisitions that:

      --   Provide additional product, manufacturing and technical capabilities,

      -- Broaden our geographic coverage domestically and strengthen our ability to supply products on a global basis,

      -- Increase both the number of models for which we supply products and the content supplied for existing models,

      --   Add new customers,

      -- Facilitate outsourcing opportunities from the in-house operations of new and existing customers,

      -- Facilitate capacity rationalization and restructuring opportunities, and

      --   Provide at least a minimum targeted return on invested capital.

     Our ability to implement our business strategy is subject to a number of uncertainties and risks. For more information, see "Risk Factors--Risk Factors Relating to Tower Automotive and the Automotive Supply Industry."

                              RECENT DEVELOPMENTS

RECENT OPERATING RESULTS

     Based upon preliminary results, we expect to report revenues of approximately $665 million to $675 million for the first quarter of 2002, compared to $628 million for the comparable period in the prior year. Net income per diluted share from continuing operations (excluding one time items described below) for the first quarter of 2002 is expected to be $0.22 to $0.24, compared to $0.28 per diluted share in the comparable 2001 period.

     As previously announced, we recorded approximately $75 million ($1.01 per diluted share after tax) of restructuring charges associated with the closure of our Milwaukee Press Operations facility during the first quarter of 2002. Additionally, we realized a $3.8 million gain ($0.05 per diluted share after tax) in the quarter as a result of the sale to a Hyundai affiliate of our Iwahri, Korea plant that assembles the Kia Sportage lower vehicle module. This plant had sales of approximately $139 million in 2001 and operating income of approximately $0.5 million. We will continue to manufacture body structure components in Korea, including those components used in the Sportage lower vehicle module.

MATTERS PERTAINING TO ARTHUR ANDERSEN LLP

     Our independent certified public accountant, Arthur Andersen LLP, has informed us that on March 14, 2002, it was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corp. Arthur Andersen has indicated that it intends to contest vigorously the indictment. Our Audit Committee has been carefully monitoring this situation. As a public company, we are required to file with the SEC periodic financial statements audited or reviewed by an independent, certified public accountant. The SEC has said that it will continue accepting financial statements audited by Arthur Andersen, and interim financial statements reviewed by it, so long as Arthur Andersen is able to make certain representations to its clients. Our access to the capital markets and our ability to make timely SEC filings could be impaired if the SEC ceases accepting financial statements audited by Arthur Andersen, if Arthur Andersen becomes unable to make the required representations to us or if for any other reason Arthur Andersen is unable to perform required audit-related services for us. In such a case, we would promptly seek to engage new independent certified public accountants or take such other actions as may be necessary to enable us to maintain access to the capital markets and timely financial reporting.

                                  THE OFFERING

Common stock offered......................    15,000,000 shares
Common stock to be outstanding immediately
  after the offering......................    63,222,012 shares
Use of proceeds...........................    We estimate that our net proceeds from the
                                              offering will be approximately $196.5 million,
                                              based on an assumed public offering price of
                                              $13.86 per share. We will use the net proceeds
                                              from the offering to repay borrowings under our
                                              senior credit facility. See "Use of Proceeds."
NYSE symbol...............................    TWR

     The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of March 15, 2002, and excludes:

      -- 7,200,000 shares of common stock reserved for issuance under our stock option plan and employee stock discount purchase plans, of which options to purchase 2,998,770 shares were outstanding;

      -- 15,926 shares issuable upon the conversion of notes issued in connection with the acquisition of Edgewood Tool and Manufacturing Company and its affiliate, Ann Arbor Assembly Corporation, which we collectively refer to as "Edgewood;"

      -- 8,424,908 shares issuable upon conversion of our 6 3/4% Convertible Trust Preferred Securities; and

      -- 7,728,850 shares of issuable upon conversion of our 5% Convertible Subordinated Notes due 2004.

     Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 2,250,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 65,472,012 shares of common stock will be outstanding after the offering.

                             ADDITIONAL INFORMATION

     We were incorporated under the laws of Delaware in April 1993. Our principal executive offices are located at 5211 Cascade Road SE, Suite 300, Grand Rapids, Michigan 49546, and our telephone number is (616) 802-1600.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following information is qualified in its entirety by our consolidated financial statements. The following summary consolidated financial data for and as of the end of each of the years in the five-year period ended December 31, 2001, is derived from Tower Automotive's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and the report of independent public accountants thereon are included elsewhere in this prospectus. The consolidated financial statements at December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 are not included herein. The following summary consolidated financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Tower Automotive and the related notes thereto.

                                                          YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                         2001         2000         1999         1998         1997
                                      ----------   ----------   ----------   ----------   -----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues..........................  $2,467,433   $2,531,953   $2,170,003   $1,836,479   $ 1,235,829
  Cost of sales.....................   2,190,248    2,160,359    1,823,103    1,562,167     1,058,720
  Selling, general and
     administrative expense.........     139,203      137,003      105,950       85,169        57,869
  Amortization expense..............      24,804       21,517       15,803       13,472         9,537
  Restructuring and asset impairment
     charge.........................     383,739      141,326           --           --            --
  Operating income (loss)...........    (270,561)      71,748      225,147      175,671       109,703
  Interest expense, net.............      73,765       64,711       37,981       40,318        28,962
  Provision (benefit) for income
     taxes..........................     (73,312)       2,619       74,866       54,143        32,290
  Net income (loss).................    (267,524)      13,434      117,088       88,040        46,244
  Basic earnings (loss) per share...  $    (5.87)  $     0.29   $     2.50   $     1.91   $      1.14
  Diluted earnings (loss) per
     share..........................  $    (5.87)  $     0.28   $     2.10   $     1.68   $      1.09
OTHER DATA:
  Capital expenditures, net.........  $  193,955   $   93,588   $  197,315   $  185,138   $   117,379
  Depreciation and amortization.....     159,893      144,805      111,611       87,372        47,966
  EBITDA(1).........................    (110,668)     216,553      336,758      263,043       157,669
  Adjusted EBITDA(2)................     273,071      357,879      336,758      263,043       157,669
  Cash provided by (used in):
     Operating activities...........     513,815       92,648      212,003      221,098       100,904
     Investing activities...........    (199,373)    (266,782)    (583,894)    (267,401)   (1,006,949)
     Financing activities...........    (296,048)     173,890      372,074       49,737       866,449
  Working capital...................    (379,785)      78,753      126,940      106,936       140,592

                                                               AS OF DECEMBER 31, 2001
                                                              -------------------------
                                                                                AS
                                                                ACTUAL      ADJUSTED(3)
                                                              ----------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   21,767    $   21,767
Working capital.............................................    (379,785)     (379,785)
Total assets................................................   2,533,436     2,532,813
Long-term debt..............................................     805,688       609,188
Mandatorily redeemable trust preferred securities...........     258,750       258,750
Stockholders' investment....................................     447,408       643,285

------------
(1) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

(2) "Adjusted EBITDA" is EBITDA plus restructuring and asset impairment charges.

(3) Adjusted to reflect the sale of 15,000,000 shares of common stock and the application of the net proceeds as set forth under "Use of Proceeds."

                                  RISK FACTORS

     Before purchasing any of the shares covered by this prospectus, you should carefully read and consider the risk factors set forth below. You should be prepared to accept the occurrence of any and all of the risks associated with purchasing the shares, including a loss of all of your investment.

RISKS RELATING TO TOWER AUTOMOTIVE AND THE AUTOMOTIVE SUPPLY INDUSTRY

WE ARE DEPENDENT ON FORD AND DAIMLERCHRYSLER AS OUR LARGEST CUSTOMERS AND ON SELECTED VEHICLE PROGRAMS

     We are dependent on Ford and DaimlerChysler as our largest customers. Our revenues from Ford and DaimlerChrysler represented approximately 35% and 25%, respectively, of our revenues in 2001. The contracts we typically enter into with our customers, including Ford, DaimlerChrysler and GM, provide for supplying the customer's requirements for a particular vehicle platform or model, rather than for manufacturing a specific quantity of components. These contracts range from one year to the life of the platform or model, usually three to ten years, and do not require the purchase by the customer of any minimum number of components. Therefore, the loss of any one of such customers or a significant reduction in demand for certain key vehicle models or a group of related vehicle models sold by any of our major customers could have a material adverse effect on our existing and future revenues and net income.

AUTOMOTIVE OEMS HAVE HISTORICALLY HAD SIGNIFICANT LEVERAGE OVER THEIR OUTSIDE SUPPLIERS

     The automotive component supply industry is fragmented and serves a limited number of automotive OEMs. As a result, OEMs have historically had a significant amount of leverage over their outside suppliers. For example, outside suppliers such as us are subject to substantial continuing pressure from the major OEMs to reduce the cost of their products. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. In addition, OEMs can unexpectedly change their purchasing policies or payment practices, which could have a negative impact on our short-term working capital.

CYCLICALITY AND SEASONALITY IN THE AUTOMOTIVE MARKET COULD ADVERSELY AFFECT OUR REVENUES AND NET INCOME

     The automotive market is highly cyclical and is dependent on consumer spending. For example, during the third and fourth quarters of 2000, the automotive market began experiencing a decline in production levels. The decline continued throughout 2001. Economic factors adversely affecting automotive production and consumer spending could adversely impact our revenues and net income. For example, production cuts by Ford, DaimlerChrysler and GM in 2001 have adversely affected our revenues and net income. In addition, because we have fixed production costs, relatively modest declines in our customers' production levels can have a significant adverse impact on our profitability.

     Our business is also somewhat seasonal. We typically experience decreased revenue and operating income during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July and August for vacations and new model changeovers.

WE ARE SUBJECT TO CERTAIN RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS THAT COULD HARM OUR REVENUES AND PROFITABILITY

     We have significant international operations, specifically in Europe, Asia and South America. Certain risks are inherent in international operations, including:

      -- we may have difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

      -- foreign customers may have longer payment cycles than customers in the United States;

      -- tax rates in certain foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

      -- general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

      -- we may find it difficult to manage a large organization spread throughout various countries; and

      --   we may find it difficult to comply with foreign laws and regulations.

     As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. The occurrence of any of the foregoing risks could have a significant effect on our international operations and, as a result, our revenues and profitability.

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND FINANCIAL RESULTS

     We generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our revenues and financial results. For example, the weakening of European currencies in relation to the U.S. dollar had a negative impact on our revenues in 2000 and 2001.

OUR BUSINESS MAY BE DISRUPTED SIGNIFICANTLY BY WORK STOPPAGES AND OTHER LABOR MATTERS

     Many OEMs and their suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by The International Union, United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") led to the shutdown of most of GM's North American assembly plants in June and July of 1998. We estimate that this work stoppage at GM's facilities had an unfavorable impact of approximately $24.7 million on our 1998 revenues. In the event that one or more of our customers experiences a material work stoppage, such a work stoppage could have a material adverse effect on our business.

     In addition, approximately 5,300 of our colleagues are unionized (representing approximately 41% of our colleagues as of December 31, 2001). We may encounter strikes, further unionization efforts or other types of conflicts with labor unions or our colleagues, any of which could have an adverse effect on our ability to produce our structural components and assemblies or may limit our flexibility in dealing with our workforce.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS TO WHICH WE ARE SUBJECT

     We are subject to foreign, federal, state, and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. We do not expect that our capital expenditures for environmental control will be material for the current or succeeding fiscal year.

     We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which these facilities sent waste containing hazardous substances. The amount of such liability could be material.

OUR INABILITY TO COMPETE EFFECTIVELY IN THE HIGHLY COMPETITIVE AUTOMOTIVE SUPPLY INDUSTRY COULD RESULT IN THE LOSS OF CUSTOMERS, WHICH COULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND OPERATING RESULTS

     The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. Our products may not be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decreased revenues and profitability. In addition, our competitive position in the automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic acquisitions or establishing joint ventures that will enable us to continue to expand our global presence.

     We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of the relatively long lead times required for many of our complex structural components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. We may incur significant expense in preparing to meet anticipated customer requirements which may not be recovered.

WE MAY NOT REALIZE ALL OF THE REVENUE EXPECTED FROM NEW PROGRAM AWARDS

     The realization of additional revenues from new program awards is inherently subject to a number of important risks and uncertainties, including the number of vehicles that our customers will actually produce as well as the timing of such production. In addition, our customers generally have the right to discontinue a program or replace us with another supplier at any time for a variety of reasons. As a result, we cannot predict to what extent the expected $760 million in annual new program revenue, resulting from business awarded to us in 2001, and anticipated to be fully realized by 2005, will actually result in firm orders from customers. We also incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our revenues and net income may be adversely affected. We cannot predict our customers' demands for the products we supply either in the aggregate or for particular reporting periods.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR INDEBTEDNESS, WHICH REDUCES THE CASH AVAILABLE TO FINANCE OUR ORGANIC GROWTH AND OUR STRATEGIC ACQUISITIONS, ALLIANCES AND PARTNERSHIPS

     We have a significant amount of indebtedness. As of December 31, 2001, our total indebtedness including current maturities was $977.8 million, and we had the ability to borrow an additional $103.0 million under our revolving credit facility. Our required debt service payments under our senior credit facility during 2002, 2003 and 2004 are $55.0 million, $70.0 million and $70.0 million, respectively.

     Our ability to make payments on our indebtedness, as well as to fund our operations and future growth, depends upon our ability to generate cash. Our success in doing so depends upon the results of our operations and upon general economic, financial, competitive, and other factors beyond our control.

     Our indebtedness could:

      --   make us more vulnerable to unfavorable economic conditions;

      -- make it more difficult to pursue strategic acquisitions, alliances and partnerships; and

      -- require us to dedicate or reserve a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using it for other purposes.

RISKS RELATED TO OUR COMMON STOCK

SHARES ELIGIBLE FOR FUTURE SALE MAY CAUSE THE MARKET PRICE FOR OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL

     We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. As of March 15, 2002, we had outstanding 48,222,012 shares of our common stock. Substantially all of these shares are either freely tradable in the public market, unless acquired by our affiliates, or are "restricted securities" as that term is defined in Rule 144 under the Securities Act and eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations. As of December 31, 2001, options to purchase an aggregate of 2,998,770 shares of our common stock were outstanding under our stock option plans. Other shares of our common stock issued in the future may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND STATUTORY PROVISIONS

     Our certificate of incorporation and by-laws contain provisions which (1) permit us to issue so-called "flexible" preferred stock, (2) limit the filling of board vacancies to the remaining directors, and (3) limit stockholders' ability to call special meetings. We are also subject to Section 203 of the Delaware General Corporation Law, or DGCL, which restricts us from engaging in certain business combinations with "interested stockholders." Although not intended, the foregoing provisions may adversely affect the marketability of the common stock by discouraging potential investors from acquiring our common stock. In addition, these provisions could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF OUR SHARE PRICE INCREASES THE RISK OF YOUR INVESTMENT

     The market price for our common stock may be significantly affected by factors such as the announcement of new program awards or other strategic initiatives by us or our competitors, technological innovations by us or our competitors, the growth and expansion of our business, trends and uncertainties affecting the automotive supply industry as a whole, issuances and repurchases of common stock, quarterly variations in our operating results or the operating results of our competitors, investors' expectations of our prospects, changes in earnings estimates by analysts or reported results that vary materially from such estimates and general economic and other conditions, including the cyclicality and seasonality of our business. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely effect the market price of our common stock. See "Market Price for Common Stock."

RESTRICTIONS IN OUR SENIOR CREDIT FACILITY AND OTHER DEBT INSTRUMENTS MAY LIMIT OUR ABILITY TO PAY DIVIDENDS, INCUR ADDITIONAL DEBT, MAKE ACQUISITIONS AND MAKE OTHER INVESTMENTS

     Our senior credit facility and other debt instruments contain covenants that restrict our ability to make distributions to stockholders or other payments unless we satisfy certain financial tests and comply with various financial ratios. If we do not do so, our creditors could declare a default under our debt instruments, and our indebtedness could be declared immediately due and payable. Our ability to comply with the provisions of our debt instruments may be affected by changes in economic or business conditions beyond our control. See "Dividend Policy."

     Our senior credit facility and other debt instruments also contain covenants that limit our ability to incur additional indebtedness, acquire other businesses and make capital expenditures, and impose various other restrictions, including certain coverage ratios which restrict our ability to borrow under our revolving credit facility. At December 31, 2001, we had borrowed approximately $101 million under our $825 million revolving credit facility but as a result of such coverage ratio restrictions, our unused availability under the revolving facility was limited to approximately $103 million. These covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. See "Description of Certain Financing Arrangements."

OUR EARNINGS COULD DECLINE IF WE WRITE-OFF GOODWILL

     As a result of purchase accounting for our various acquisitions, we have accumulated a substantial amount of goodwill, amounting to $567.1 million as of December 31, 2001. During 2001, we recorded goodwill and long-lived asset impairment writedown provisions of $333.0 million, which largely resulted from the downturn in the automotive market and the resulting restructuring of our operations. Due to new accounting standards that went into effect on January 1, 2002, goodwill and other intangible assets with indefinite lives are not amortized but rather tested for impairment annually. As a result, we are currently in the process of performing our initial goodwill impairment review under these new accounting standards. We expect to complete this initial review during the second quarter of 2002 and if we determine that significant impairment has occurred, we would be required to write-off the impaired portion of goodwill, which would be recorded as a cumulative effect adjustment effective as of January 1, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recently Issued Accounting Pronouncements."

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

      --   the degree to which we are leveraged;

      --   our reliance on major customers and selected models;

      --   the cyclicality and seasonality of the automotive market;

      -- the failure to realize the benefits of recent acquisitions and joint ventures;

      --   obtaining new business on new and redesigned models;

      --   our ability to continue to implement our acquisition strategy;

      -- the ability to achieve the anticipated volume of production from new and planned supply programs;

      -- general economic or business conditions affecting the automotive industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected;

      --   our failure to develop or successfully introduce new products;

      --   increased competition in the automotive components supply market;

      -- unforeseen problems associated with international sales, including gains and losses from foreign currency exchange;

      -- implementation of or changes in the laws, regulations or policies governing the automotive industry that could negatively affect the automotive components supply industry;

      -- changes in general economic conditions in the United States and Europe; and

      --   various other factors beyond our control.

     All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. YOU SHOULD ALSO READ CAREFULLY THE FACTORS DESCRIBED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS.

                                  THE COMPANY

     Since our inception in April 1993, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established joint ventures in China, Mexico, Korea, Japan and the United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.5 billion in 2001.

     Set forth below is a brief summary of our significant strategic acquisitions, divestitures and investments in joint ventures since 1993:

     Presskam. In November 2000, we completed the acquisition of Strojarne Malacky, a.s. ("Presskam"), a manufacturer of upper body structural assemblies for Volkswagen, Porsche and Skoda, located near Bratislava, Slovakia. We paid total consideration of approximately $10 million for Presskam and intend to use the investment to further support Volkswagen's Bratislava assembly operation.

     Yorozu. In September 2000, we acquired a 17% equity interest in Yorozu Corporation ("Yorozu"), a supplier of suspension modules and structural parts to the Asian and North American automotive markets, from Nissan Motor Co. Ltd. ("Nissan"). Yorozu is based in Japan and is publicly traded on the first tier of the Tokyo Stock Exchange. Its principal customers include Nissan, Auto Alliance, General Motors, Ford, and Honda. We will pay Nissan approximately $38 million over two and one half years for the 17% interest. In conjunction with the original investment, we had an option to increase our holdings in Yorozu by 13.8% through the purchase of additional Yorozu shares. In February 2001, we exercised the right to purchase the additional equity interest and will pay Nissan approximately $30 million over two and one half years for the additional 13.8% interest. The remaining obligation to Nissan, as of December 31, 2001, was $29.5 million, and is recorded as indebtedness on our balance sheet.

     Caterina. In July 2000, we acquired the remaining 60% equity interest in Metalurgica Caterina S.A. ("Caterina") for approximately $42 million. The initial 40% interest was acquired in March 1998 for approximately $48 million. Caterina is a supplier of structural stampings and assemblies to the Brazilian automotive market. This investment (1) provided Tower Automotive with a substantial manufacturing presence in one of the fastest growing automotive markets in the world and (2) added Volkswagen and Mercedes-Benz as new customers in Brazil.

     Algoods. In May 2000, we acquired all of the outstanding common stock of Algoods, Inc. ("Algoods") for total consideration of approximately $33 million. Algoods manufactures aluminum heat shields and impact discs for the North American automotive industry from aluminum mini-mill and manufacturing operations located in Toronto, Canada. Its primary customer is DaimlerChrysler. The acquisition of Algoods represents a significant investment in processing technology for lightweight materials which complements our existing heat shield capabilities and provides opportunities for application in other lightweight vehicle structural products.

     Dr. Meleghy. In January 2000, we acquired all of the outstanding shares of Dr. Meleghy GmbH & Co. KG Werkzeugbau und Presswerk, Bergisch Gladbach ("Dr. Meleghy") for approximately $86 million. Dr. Meleghy designs and produces structural stampings, exposed surface panels and modules for the European automotive industry. Dr. Meleghy also designs and manufactures tools and dies for use in its production and for the external market. Dr. Meleghy operates three facilities in Germany and one facility in each of Hungary and Poland. Dr. Meleghy's principal customers include DaimlerChrysler, Audi, Volkswagen, Ford, Opel and BMW. Products offered by Dr. Meleghy include body side panels, floor pan assemblies, and miscellaneous structural stampings. Under the original purchase agreement, we have paid an additional $29.6 million for this acquisition based on Dr. Meleghy achieving certain operating targets in 2000.

     Seojin. In October 1999, we invested $21 million for new shares representing a 49% equity interest in Seojin Industrial Company Limited ("Seojin"). Seojin is a supplier of frames, modules and structural components to the Korean automotive industry. In addition, we advanced $19 million to Seojin in exchange for variable rate convertible bonds due October 30, 2009. The bonds are unsecured and rank equally with all other present and future obligations of Seojin. Interest on the bonds is payable annually beginning October 30, 2000 and each October 30 thereafter until maturity. Under the joint venture investment agreement, we had the right to convert the bonds into common stock of Seojin any time on or after October 30, 2000. The conversion rate is based upon a predetermined formula that increases our equity interest to approximately 66%. On October 31, 2000, we exercised our right to convert the bonds into 17% of the common stock of Seojin. Based upon the formula for conversion of the Seojin variable rate convertible bonds, we paid $1.2 million for the additional equity interest.

     Active. In July 1999, we acquired all of the outstanding stock of Active Tool Corporation and Active Products Corporation (collectively, "Active") for total approximate consideration of $315 million. Active, which has five facilities, designs and produces a variety of large unexposed structural stampings, exposed surface panels, and modules to the North American automotive industry. Active's main customers include DaimlerChrysler, Ford, General Motors, and Saturn. Products offered by Active include body sides, pick-up box sides, fenders, floor pan assemblies, door panels, pillars, and heat shields. The acquisition of Active enhances our ability to manufacture large and complex structures, as well as exposed surface panels.

     IMAR and OSLAMT. In July 1998, we acquired IMAR s.r.l. ("IMAR") and OSLAMT S.p.A. ("OSLAMT"). IMAR designs and manufactures structural parts and assemblies from two facilities in Italy, primarily for Fiat. OSLAMT designs and manufactures tools and assemblies for the automotive market from its facility in Turin, Italy. The purchase price consisted of approximately $32 million cash plus the assumption of approximately $17 million of indebtedness. Under the acquisition agreement, we also paid an additional amount of $15 million, based on the achievement of certain operating targets.

     Metalsa. In October 1997, we acquired a 40% equity interest in Metalsa S. de R.L. ("Metalsa"). In addition, we have entered into a technology sharing arrangement which will allow us to utilize the latest available product and process technology. Metalsa is the largest supplier of vehicle frames and structures in Mexico. We paid approximately $120 million for our equity interest with an additional amount of up to $45 million payable based upon Metalsa's net earnings through December 31, 2000. Through February 2002, we have paid approximately $25 million under the earnout provisions of the joint venture investment agreement.

     SIMES. In May 1997, we acquired Societa Industria Meccanica e Stampaggio S.p.A. ("SIMES"), an Italian automotive parts manufacturer, for approximately $51 million in cash, plus an additional $3 million based on achievement by SIMES of certain operating targets following the acquisition. The acquisition of SIMES
(1) significantly expanded our global capabilities by providing us with a manufacturing presence in Europe, (2) added Fiat as a new customer and (3) enhanced our design and engineering capabilities.

     APC. In April 1997, we acquired Automotive Products Company ("APC") from A.O. Smith Corporation for approximately $700 million in cash. APC is a leading designer and producer of structural and suspension components for the automotive, light truck and heavy truck markets. We believe that the acquisition of APC provided several strategic benefits, including:

      --   expanded product offerings and modular product opportunities;

      -- increased customer penetration within each of the three major North American OEMs and within certain foreign OEMs with manufacturing operations in North America;

      -- increased penetration in the light truck segment and other key models;

      --   complementary new technology;

      --   opportunities to reduce costs and improve operational efficiency; and

      -- an expanded presence in China, Japan and South America, which complemented our current European initiatives to provide expanded global production capabilities for both North American and international OEMs.

     MSTI. In May 1996, we acquired MascoTech Stamping Technologies, Inc. ("MSTI") from MascoTech, Inc. ("MascoTech") for approximately $79 million, plus an additional $30 million in earnout payments as certain operating targets were achieved by the MSTI facilities in the first three years following the acquisition. The MSTI acquisition:

      -- expanded our product capabilities into chassis and suspension components;

      -- provided chassis and suspension technology as well as value-added processing technologies including assembling, painting and welding; and

      -- increased our content per vehicle on key light truck and sport utility vehicles such as the Ford F-Series, Explorer and Windstar and the Dodge Ram and Dakota as well as on high volume passenger cars such as the Ford Taurus/Sable.

     J.L. French. In October 1999, we loaned $30 million to J.L. French Automotive Castings, Inc., ("J.L. French") in exchange for a convertible subordinated promissory note due October 14, 2009. In November 2000, we exercised our option to convert the note into 7,124 shares of Class A "1" Common Stock and invested an additional $2.9 million through the purchase of Class P Common Stock. In May 2000, we invested an additional $11.0 million through the purchase of Class A Common Stock. During the fourth quarter of 2001, we evaluated our investment in J.L. French and determined it was impaired and therefore, recorded a charge of $46.3 million to write off our entire investment in J.L. French.

     Roanoke Heavy Truck Business. In December 2000, we sold our Roanoke, Virginia heavy truck rail manufacturing business to our joint venture partner, Metalsa, for net proceeds of approximately $55 million, which approximated the book value of the net assets sold, plus an earnout of up to $30 million based on achieving certain profit levels over the next three years. The net proceeds were used to repay outstanding indebtedness under the revolving credit facility.

                                USE OF PROCEEDS

     The net proceeds from this offering are estimated to be approximately $196.5 million, or approximately $226.1 million if the underwriters exercise their over-allotment option in full. We expect to use the net proceeds to reduce our borrowings under our senior credit facility.

     Our senior credit facility has a scheduled final maturity of July 2006. The senior credit facility bears interest at a rate per annum equal to the financial institutions' reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 0 to 200 basis points depending on the ratio of the consolidated funded debt for our restricted subsidiaries to our total EBITDA (as defined in the senior credit facility). The weighted average interest rate for such borrowing was 7.0% for the year ended December 31, 2001. Borrowings under our senior credit facility were used for general corporate and working capital purposes.

                         MARKET PRICE FOR COMMON STOCK

     Our common stock is traded on the NYSE under the symbol "TWR." The following table sets forth, for the periods indicated, the high and low closing sale prices for the common stock on the NYSE.

                                                               LOW       HIGH
                                                              ------    ------
2000
First Quarter...............................................  $11.63    $17.50
Second Quarter..............................................   11.63     17.63
Third Quarter...............................................    9.13     13.56
Fourth Quarter..............................................    7.13     11.00
2001
First Quarter...............................................  $ 8.50    $11.65
Second Quarter..............................................    8.70     11.21
Third Quarter...............................................    7.01     14.71
Fourth Quarter..............................................    5.90      9.65
2002
First Quarter...............................................  $ 8.19    $14.00
Second Quarter (through April 2, 2002)......................   13.45     13.86

     The reported last sale price of the common stock on the NYSE as of a recent date is set forth on the cover page of this prospectus. As of March 15, 2002, there were approximately 2,893 holders of record of our outstanding common stock.

                                DIVIDEND POLICY

     During the last two years, we have not paid any cash dividends. We have no current intention of paying any cash dividends in 2002. Our ability to pay cash dividends on our common stock is dependent on the receipt of dividends or other payments from our operating subsidiaries. The payment of cash dividends to us by such operating subsidiaries for the purpose of paying cash dividends on our common stock is limited by the terms of our senior credit facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                 CAPITALIZATION

     The following table sets forth as of December 31, 2001: (1) our actual consolidated capitalization; and (2) our as adjusted capitalization giving effect to the sale of common stock offered hereby and the application of the net proceeds as described under "Use of Proceeds." This table should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                  DECEMBER 31, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
Cash and cash equivalents...................................  $   21,767    $   21,767
                                                              ==========    ==========
Short-term debt (including current maturities of long-term
  debt and capital lease obligations).......................  $  172,083    $  172,083
                                                              ==========    ==========
Long-term debt:
  Senior credit facility(1):
     Revolving credit facility..............................  $  100,608    $  100,608
     Term loan..............................................     325,000       128,500
  Industrial development revenue bonds(2)...................      43,765        43,765
  9.25% senior notes(3).....................................     133,560       133,560
  Other foreign subsidiary indebtedness(4)..................     136,987       136,987
  Other(5)..................................................      37,817        37,817
  5.0% convertible subordinated notes.......................     199,984       199,984
  Edgewood notes............................................          50            50
  Less current maturities of long-term debt and capital
     lease obligations......................................    (172,083)     (172,083)
                                                              ----------    ----------
     Total long-term debt...................................     805,688       609,188
                                                              ----------    ----------
Convertible Trust Preferred Securities(6)...................     258,750       258,750
                                                              ----------    ----------
Stockholders' investment:
  Preferred stock, par value $1.00; 5,000,000 shares
     authorized; no shares issued or outstanding............          --            --
  Common Stock, par value $.01; 200,000,000 shares
     authorized; 48,077,142 shares outstanding actual;
     63,077,142 shares outstanding as adjusted..............         481           631
Additional paid-in capital..................................     456,627       652,977
Retained earnings...........................................      40,432        39,809
Deferred compensation plans.................................     (15,571)      (15,571)
Accumulated other comprehensive loss........................     (34,561)      (34,561)
                                                              ----------    ----------
Total stockholders' investment..............................     447,408       643,285
                                                              ----------    ----------
Total capitalization........................................  $1,511,846    $1,511,223
                                                              ==========    ==========

------------
(1) The weighted average interest rate for such borrowings was 7.0% at December 31, 2001. Our senior credit facility provides for revolving credit borrowings of up to $825,000 and a term loan of $325,000.

(2) Reflects indebtedness from the issuance of industrial development revenue bonds to finance the construction of our Bardstown facility and the purchase of related equipment.

(3) In July, 2000, we sold E150,000 of 9.25% senior notes due 2010. These Euro-denominated notes have been translated into U.S. dollars using a rate of $0.8901=E1.00, the noon buying rate on December 31, 2001. On April 2, 2002, the noon buying rate was $0.8782=E1.00.

(4) Includes: (1) an aggregate of $94,075 of indebtedness of Seojin, (2) $16,008 of indebtedness of Dr. Meleghy, and (3) other foreign indebtedness of $26,904.

(5) Includes: (1) capitalized lease obligations of $7,343, (2) $29,468 of future payment obligations to Nissan in connection with our investment in Yorozu, and (3) other indebtedness of $1,006.

(6) Represents the 6 3/4% Convertible Trust Preferred Securities (the "Trust Preferred Securities") issued by the Tower Automotive Capital Trust in June 1998. The sole assets of the Trust are approximately $266.8 million in principal amount of Tower Automotive's 6 3/4% Convertible Subordinated Debentures due June 30, 2018, such amount being the sum of the stated liquidation preference of the Trust Preferred Securities and the capital contributed by Tower Automotive in exchange for the common securities of the Trust.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected consolidated financial data for Tower Automotive presented below for and as of the end of each of the years in the five-year period ended December 31, 2001, is derived from Tower Automotive's consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements at December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and the report of independent public accountants thereon are included elsewhere in this prospectus. The consolidated financial statements at December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 are not included herein. The selected consolidated financial data below should be read in conjunction with the consolidated financial statements and the notes thereto of Tower Automotive included elsewhere in this prospectus and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                      YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------------------
                                     2001         2000         1999         1998         1997
                                  ----------   ----------   ----------   ----------   -----------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Revenues......................  $2,467,433   $2,531,953   $2,170,003   $1,836,479   $ 1,235,829
  Cost of sales.................   2,190,248    2,160,359    1,823,103    1,562,167     1,058,720
  Selling, general and
     administrative expense.....     139,203      137,003      105,950       85,169        57,869
  Amortization expense..........      24,804       21,517       15,803       13,472         9,537
  Restructuring and asset
     impairment charge..........     383,739      141,326           --           --            --
  Operating income (loss).......    (270,561)      71,748      225,147      175,671       109,703
  Interest expense, net.........      73,765       64,711       37,981       40,318        28,962
  Provision (benefit) for income
     taxes......................     (73,312)       2,619       74,866       54,143        32,290
  Net income (loss).............    (267,524)      13,434      117,088       88,040        46,244
  Basic earnings (loss) per
     share......................  $    (5.87)  $     0.29   $     2.50   $     1.91   $      1.14
  Diluted earnings (loss) per
     share......................  $    (5.87)  $     0.28   $     2.10   $     1.68   $      1.09
OTHER DATA:
  Capital expenditures, net.....  $  193,955   $   93,588   $  197,315   $  185,138   $   117,379
  Depreciation and
     amortization...............     159,893      144,805      111,611       87,372        47,966
  EBITDA(1).....................    (110,668)     216,553      336,758      263,043       157,669
  Adjusted EBITDA(2)............     273,071      357,879      336,758      263,043       157,669
  Cash provided by (used in):
     Operating activities.......     513,815       92,648      212,003      221,098       100,904
     Investing activities.......    (199,373)    (266,782)    (583,894)    (267,401)   (1,006,949)
     Financing activities.......    (296,048)     173,890      372,074       49,737       866,449
BALANCE SHEET DATA:
  Cash and cash equivalents.....  $   21,767   $    3,373   $    3,617   $    3,434   $        --
  Working capital...............    (379,785)      78,753      126,940      106,936       140,592
  Total assets..................   2,533,436    2,892,747    2,552,550    1,936,167     1,680,088
  Long-term debt................     805,688    1,175,784      971,957      562,725       743,934
  Mandatorily redeemable trust
     preferred securities.......     258,750      258,750      258,750      258,750            --
  Stockholders' investment......     447,408      700,095      727,135      606,796       515,279

------------
(1) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by generally accepted accounting principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. This belief is based on our negotiations with our lenders who have indicated that the amount of indebtedness we will be permitted to incur will be based, in part, on our EBITDA. EBITDA does not take into account our working capital requirements, debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary use.

(2) "Adjusted EBITDA" is EBITDA plus restructuring and asset impairment charges.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     Since our inception in April 1993, when we were formed to acquire R.J. Tower Corporation, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established six joint ventures in China, Mexico, Korea, Japan and the United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.5 billion in 2001.

     Initially, our growth came primarily from acquisitions of North American-based automotive suppliers, some of which had international operations. We succeeded in consolidating a portion of the North American automotive supplier base for structural components and assemblies and established ourselves as a key supplier of those products. Our more recent acquisitions have been intended to strengthen our ability to supply products on a global basis, grow our technology and manufacturing capabilities, and diversify our customer base. See "Recent Transactions" below.

     Our rapid growth through acquisitions coincided with an extended period of increased automotive production that resulted in high levels of utilization of our acquired resources and capacity and contributed to periods of strong operating results. Beginning in late 2000, automotive production declined relative to prior periods, leading us to focus our efforts on reducing the capacity of the enterprise and improving the efficiency of our continuing operations. These efforts resulted in two significant restructurings, described in more detail below, that reduced excess capacity, eliminated redundant overhead costs, and reorganized the management structure of our U.S. and Canadian operations. These efforts also involved the divestiture of certain non-core functions, including the sale of our heavy truck business, in December 2000, to our joint venture partner, Metalsa. Prior to these restructurings, we did not undertake any significant reductions in the scope of our operations or any significant capacity rationalizations as a result of or following any of our prior acquisitions.

     Our most recent objective has been to reduce indebtedness by maximizing cash flow. Several initiatives, such as extending our accounts payable terms to coincide with prevailing industry practices and accelerating collections from customers took place in 2001. As a result, and as described in more detail below under "Liquidity and Capital Resources," we were able to significantly reduce our indebtedness in 2001 by making net repayments of $335 million, despite last year's downturn in the automotive industry.

     The automotive market continues to be highly cyclical and dependent upon consumer spending. During the third and fourth quarters of 2000, the automotive market began experiencing a decline in production levels. This decline continued throughout 2001. Due to the relatively long lead times required to produce many of our complex structural components, it may be difficult, in the short term, for us to obtain new sales to replace any decline in the sales of existing products. As a result, we have implemented and continue to pursue the actions necessary to mitigate the effects of any production downturn, focusing on reducing costs, maximizing our cash return on invested capital, reducing debt balances and matching capital expenditures with operating cash flow.

     Our growth in Europe and with foreign transplant operations in the U.S. has reduced our reliance on Ford and DaimlerChrysler. As a result, revenues from Ford and DaimlerChrysler decreased from 37% and 31% in 2000, respectively, to 35% and 25% in 2001, respectively. We expect this trend to continue as a result of our anticipated organic growth outside the U.S. and from recent awards to supply foreign transplant operations in the U.S.

RECENT TRANSACTIONS

     During the last two years, we extended the geographic scope of our manufacturing base through both acquisitions and joint ventures. In November 2000, we acquired Presskam for approximately $10 million. Located near Bratislava, Slovakia, Presskam manufactures upper body structural assemblies for Volkswagen, Porsche and Skoda. We also acquired a 30.8% interest in Yorozu, a supplier of suspension modules and structural parts to the Asian and North American automotive markets. The total purchase price of approximately $68 million is payable over a three-year period beginning in September 2000. The remaining obligation of $29.5 million as of December 31, 2001, is recorded as indebtedness on our balance sheet.

     In July 2000, we acquired for approximately $42 million, the remaining 60% interest in Caterina, a supplier of structural stampings and assemblies to the Brazilian automotive market, including Volkswagen and Mercedes-Benz. In May 2000, we paid approximately $33 million to acquire Algoods, a Canadian manufacturer of aluminum heat shields and impact discs for the North American automotive industry. The acquisition represented a significant investment in processing technology for lightweight materials to complement our existing heat shield capabilities and provides opportunities for application in other lightweight vehicle structural products. Finally, in January 2000, we acquired German-based Dr. Meleghy for approximately $86 million, plus an earnout payment of $29.6 million. Dr. Meleghy designs and produces structural stampings, assemblies, exposed surface panels and modules for the European automotive industry. Dr. Meleghy operates three facilities in Germany and one facility in both Hungary and Poland. Its main customers include DaimlerChrysler, Audi, Volkswagen, Ford, Opel and BMW.

     In addition to the purchase of Algoods, we invested in two joint ventures to further improve our technology and manufacturing process capabilities. In January 2001, we invested approximately $2 million in a joint venture with Carron Industries, located in Inkster, Michigan, to provide us with detail stamping and tooling capabilities, as well as full frame prototyping. In March 2000, we invested $2.1 million in the formation of a product technology and development joint venture with Defiance Testing & Engineering Services, Inc., a subsidiary of GenTek. This entity provides us with product testing services and allows us to have access to a broader and more cost efficient range of testing capabilities.

RESULTS OF OPERATIONS

     The following table sets forth certain income statement data expressed as percentage of our revenue for the years indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             2001      2000      1999
                                                             -----     -----     -----
INCOME STATEMENT DATA:
Revenues...................................................  100.0%    100.0%    100.0%
Cost of sales..............................................   88.8      85.3      84.0
S, G & A expenses..........................................    5.6       5.4       4.9
Amortization expense.......................................    1.0       0.8       0.7
Interest expense, net......................................    3.0       2.6       1.8
Provision (benefit) for income taxes.......................   (3.0)      0.1       3.4
Equity in earnings of joint ventures.......................    0.7       0.9       0.7
Minority interest, net.....................................   (0.6)     (0.4)     (0.5)

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31,
2000

     Revenues. Revenues for the year ended December 31, 2001 were $2,467.4 million, a 2.5% decrease, compared to $2,532.0 million for the year ended December 31, 2000. The decrease was comprised of U.S. and Canada volume declines of $263.0 million, primarily in the following platforms: Dodge Dakota, Durango and Ram pickup; Chrysler LH; Ford Econoline, Focus, Explorer, Expedition, Taurus and Ranger; and Lincoln LS/Jaguar S-Type. Other declines in revenues of $126.0 million were attributable to a decline in GM light truck program sales and the sale of our heavy truck business in December 2000. These declines were offset by $324.4 million in incremental revenues associated with the acquisitions of Algoods (May 2000), Caterina (July 2000), Presskam (November 2000) and Seojin (November 2000) and the consolidation of Tower Golden Ring (July 2001).

     Cost of Sales. Cost of sales as a percent of revenues for the year ended December 31, 2001 was 88.8% compared to 85.3% for the year ended December 31, 2000. The decline in the gross profit margin was primarily due to decreased production volumes and product mix changes on light truck, sport utility and other models served by us in North America and increasing sales with lower margins in Europe, Asia and South America. Increased costs associated with the launch of the Ford Explorer, Dodge Ram Truck and Cadillac CTS programs also contributed to the decline in 2001 gross margins as compared to 2000. We experienced an unusually high number of launches in 2001. The costs incurred with respect to these launches exceeded planned costs due to both a greater than expected number of engineering changes from our customers as well as unanticipated launch inefficiencies.

     S, G & A Expenses. Selling, general and administrative expenses increased to $139.2 million, or 5.6% of revenues, for the year ended December 31, 2001 compared to $137.0 million, or 5.4% of revenues, for the year ended December 31, 2000. This increase was due primarily to incremental costs of $12.4 million associated with our acquisition of Algoods, Caterina, Presskam, and Seojin and the consolidation of Tower Golden Ring, offset by $10.2 million in decreased costs due mainly to reductions in headcount in the consolidation of our engineering and support activities.

     Amortization Expense. Amortization expense for the year ended December 31, 2001 was $24.8 million compared to $21.5 million for the year ended December 31, 2000. The increase was due to incremental goodwill amortization related to the acquisitions of Algoods, Caterina, Presskam and Seojin.

     Interest Expense, net. Interest expense (net of interest income) for the year ended December 31, 2001 was $73.8 million compared to $64.7 million for the year ended December 31, 2000. Interest expense increased due to the (1) full year effect in 2001 of increased borrowings to fund our acquisitions of Algoods, Caterina, Presskam and Seojin and additional equity investment in Yorozu totaling $23.5 million, offset by (2) decreased interest rates and decreased spreads associated with the new credit agreement of $12.7 million, and (3) increased capitalized interest on construction projects of $1.7 million.

     Income Taxes. The effective income tax rate is not comparable between the years as a result of the loss in 2001 compared to income in 2000. The entire amount of the loss in 2001 did not receive tax benefit due to amortization and write-off of nondeductible goodwill, and the provision of a valuation allowance for a capital loss carryforward.

     Equity in Earnings of Joint Ventures. Equity in earnings of joint ventures net of tax, was $17.2 million and $22.5 million for the years ended December 31, 2001 and 2000, respectively. These amounts represent our share of the earnings from our joint venture interests in Metalsa, Tower Golden Ring, Yorozu, and DTA Development, in the 2001 period and Metalsa, Caterina, Tower Golden Ring, and Seojin in the 2000 period. The decrease in 2001 was due primarily to the consolidation of Tower Golden Ring beginning in the third quarter of 2001.

     Minority Interest. Minority interest for the years ended December 31, 2001 represents dividends, net of income tax benefits, on the 63/4% Convertible Trust Preferred Securities and the minority interest held by the 40% joint venture partners in Tower Golden Ring. Minority interest for the year ended December 31, 2000 represents dividends, net of income tax benefits on the 63/4% Convertible Trust Preferred Securities. The increase in minority interest expense in 2001 was due primarily to the consolidation of Tower Golden Ring in the third quarter of 2001.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31,
1999

     Revenues. Revenues for the year ended December 31, 2000 were $2,532.0 million, a 16.7% increase, compared to $2,170.0 million for the year ended December 31, 1999. The increase was primarily due to $506.0 million related to the acquisitions of Active in July 1999, Dr. Meleghy effective January 2000, Algoods in May 2000, Caterina in July 2000, Seojin in November 2000, and Presskam in November 2000. These increases were offset by declines in GM truck programs of $114.0 million and heavy truck rail manufacturing sales of $56.6 million, as result of the sharp decline in automotive production in the second half of 2000. Overall net increases on all other platforms, including the Ford Focus, Taurus, Explorer, Expedition,

Excursion, and Lincoln LS/Jaguar S-Type, Nissan Xterra and Dodge Dakota, of $26.6 million composed the balance of the revenue change.

     Cost of Sales. Cost of sales as a percent of revenues for the year ended December 31, 2000 was 85.3% compared to 84.0% for the year ended December 31, 1999. Despite the incremental sales growth year over year, which occurred predominantly in the first half of 2000, we experienced a decline in gross profit margin due primarily to the combined effects of volume declines in the GM truck sales and heavy truck rail sales, the DaimlerChrysler plant shutdowns, production slowdowns at Ford due to the Firestone tire recall and increasing lower margin foreign sales in 2000 as compared to 1999. The beginning of the launch of the new Ford Explorer program, which was delayed beyond the original start date, also adversely impacted gross profit margin.

     S, G & A Expenses. Selling, general and administrative expenses increased to $137.0 million, or 5.4% of revenues, for the year ended December 31, 2000 compared to $106.0 million, or 4.9% of revenues, for the year ended December 31, 1999. The increased expense was due to incremental costs associated with our acquisitions of Active, Dr. Meleghy, Algoods, Caterina, Seojin and Presskam of $20.5 million and increased engineering, program development, and launch costs related to new business of approximately $8.6 million. The realization of gains on the cash settlement of amounts due under the interest rate swap and lock agreements during 1999, had the effect of reducing the 1999 expense by $1.9 million.

     Amortization Expense. Amortization expense for the year ended December 31, 2000 was $21.5 million compared to $15.8 million for the year ended December 31, 1999. The increase was due to the incremental goodwill amortization related to the acquisitions of Active in 1999 and Dr. Meleghy, Algoods, Caterina, and Presskam in 2000.

     Interest Expense, net. Interest expense (net of interest income) for the year ended December 31, 2000 was $64.7 million compared to $38.0 million for the year ended December 31, 1999. Interest expense increased due to (1) increased borrowings incurred to fund our acquisitions of Active, Dr. Meleghy, Algoods, Caterina and Presskam of $23.0 million, (2) increased borrowings to fund our joint venture interest in Yorozu of $0.6 million, (3) increased interest rates and spreads associated with the new credit agreement of $8.7 million, and (4) the issuance of the senior Euro notes of $5.3 million. These increases were offset by increased interest income from the convertible notes in J.L. French and Seojin of $4.9 million and increased capitalized interest on construction projects of $6.0 million.

     Income Taxes. The effective income tax rate was 37.2% for the year ended December 31, 2000 and 40% for the year ended December 31, 1999. The decrease in the effective rates in 2000 is due primarily as a result of increased income in lower tax jurisdictions.

     Equity in Earnings of Joint Ventures. Equity in earnings of joint ventures net of tax was $22.5 million and $15.3 million for the years ended December 31, 2000 and 1999, respectively. These amounts represent our share of the earnings from our joint venture interests in Metalsa, Caterina, Tower Golden Ring and Seojin. The increase in 2000 was due primarily to the full year impact of earnings related to the Seojin joint venture.

     Minority Interest. Minority interest for the years ended December 31, 2000 and 1999 represents dividends, net of income tax benefits, on the 6 3/4% Convertible Trust Preferred Securities.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGE

     Our growth through acquisitions coincided with an extended period of high automotive production that resulted in higher levels of utilization of our acquired resources and capacity and contributed to periods of strong operating results. More recently, as automotive production has declined from previous levels, we have focused our efforts on reducing the capacity of the enterprise and improving the efficiency of our continuing operations. During the 18 month period beginning in the fourth quarter of 2000, we:

      --   divested our non-core heavy truck business,

      -- consolidated our manufacturing operations by closing manufacturing locations in Kalamazoo, Michigan; Sebewaing, Michigan; and certain operations in Milwaukee, Wisconsin,

      -- reduced redundant overhead through a consolidation of our technical activities and a reduction of other salaried colleagues, and

      --   reorganized the management of our U.S. and Canada region.

     These were accomplished through two restructurings, described in more detail below. The first restructuring, or "2000 Plan," was initiated in October 2000, while the second restructuring, or "2001 Plan," was initiated in October 2001.

     The restructuring and asset impairment charges consist of both restructuring charges and non-restructuring related asset impairments, major components of which are discussed in the sections below. The following table summarizes the principal components of these charges for each of the last two years (in millions):

                                                              2001 PLAN    2000 PLAN
                                                              ---------    ---------
Restructuring and related asset impairments
  Asset impairments.........................................   $127.4       $103.7
  Severance and outplacement costs..........................     24.6         25.2
  Loss contracts............................................       --          8.1
  Other exit costs..........................................     26.1          4.3
                                                               ------       ------
     Total..................................................    178.1        141.3
Other goodwill and asset impairments
  Goodwill write down.......................................    108.6           --
  Other asset impairments...................................     50.7           --
  Investment impairment.....................................     46.3           --
                                                               ------       ------
     Total..................................................    205.6           --
     Total restructuring and asset impairment charges.......   $383.7       $141.3
                                                               ======       ======
          Non-cash charges..................................   $333.0       $103.7
                                                               ======       ======
          Cash charges......................................   $ 50.7       $ 37.6
                                                               ======       ======

     Under the 2000 Plan, we realized cash savings of approximately $32 million in 2001 as a result of reductions in payroll costs directly related to restructuring activities. These cash savings from permanent payroll reductions are expected to be realized annually. Further, under the 2001 Plan, we are expected to realize an additional annual cash savings of approximately $35 million attributable to permanent payroll reductions that will begin in 2002.

  Sebewaing and Milwaukee Press Operations (2001 Plan):

     In October 2001, our board of directors approved a restructuring of the enterprise that included the closing of the Sebewaing, Michigan facility. In addition, in December 2001, our board of directors approved a restructuring plan that relates to the consolidation of technical activities and a reduction of other salaried colleagues in conjunction with a reorganization of our U.S. and Canada operations and the relocation of some component manufacturing from our Milwaukee Press Operations to other company locations. As a result of the 2001 Plan, we recorded a restructuring charge in the fourth quarter of 2001 of $178.1 million, which reflects the estimated qualifying "exit costs" to be incurred over the next 12 months pertaining to the 2001 Plan.

     The 2001 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to colleague terminations and certain other exit costs. These activities are anticipated to result in a reduction of more than 700 colleagues in our technical and administrative centers in Novi, Rochester Hills, and Grand Rapids, Michigan; Milwaukee, Wisconsin; and our U.S. and Canada manufacturing locations. Through December 31, 2001, we had eliminated approximately 270 colleagues pursuant to the 2001 Plan. The estimated restructuring charge does not cover certain aspects of the 2001 Plan, including movement of equipment and colleague relocation and training. These costs will be recognized in future periods as incurred.

     The asset impairments consist of long-lived assets, including fixed assets, buildings and manufacturing equipment from the facilities we intend to dispose of or discontinue, and goodwill. The carrying value of the long-lived assets written off was $127.4 million as of December 31, 2001. For assets that will be disposed of currently, we measured impairment based on estimated proceeds on the sale of the facilities and equipment. These asset impairments have arisen only as a consequence of us making the decision to exit these activities during the fourth quarter of 2001.

     Based on the current plan, we anticipate this charge recorded under the 2001 Plan will require cash payments of $34.9 million combined with the write-off of assets having a book value of $127.4 million and other future obligations of $15.8 million. The asset write-offs include $87.5 million of goodwill associated with Sebewaing and Milwaukee Press Operations, $20.6 million of property, plant and equipment associated with the Sebewaing operations and $12.1 million of property, plant and equipment associated with the Milwaukee Press Operations business that will be discontinued. Additionally, there was $7.2 million of property and building write-downs associated with the decision to consolidate our technical centers.

     The accrual for the 2001 Plan is included in accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001 (in millions):

                                                SEVERANCE AND
                                    ASSET       OUTPLACEMENT     OTHER EXIT
                                 IMPAIRMENTS        COSTS          COSTS        TOTAL
                                 -----------    -------------    ----------    -------
Provision......................    $ 127.4          $24.6          $26.1       $ 178.1
Reclassification from 2000
  Plan.........................         --             --            5.9           5.9
Cash payments..................         --           (0.7)          (0.6)         (1.3)
Non-cash charges...............     (127.4)            --             --        (127.4)
                                   -------          -----          -----       -------
Balance at December 31, 2001...    $    --          $23.9          $31.4       $  55.3
                                   =======          =====          =====       =======

     On January 31, 2002, we announced that we will be discontinuing the remaining stamping and ancillary processes currently performed at our Milwaukee Press Operations and relocating the remaining work to other company locations or Tier II suppliers. We expect to complete the transfer process during the second quarter of 2002. As a result of these efforts, we expect to record a restructuring charge in the first quarter of 2002 totaling approximately $75 million comprised of expected cash payments of $15 million, asset impairment charges of $47 million and other future obligations of $13 million.

  Heavy Truck and Kalamazoo Stamping Operations (2000 Plan):

     In October 2000, our board of directors approved the 2000 Plan, which was intended to improve our long-term competitive position and lower our cost structure. The 2000 Plan included phasing out the heavy truck rail manufacturing in Milwaukee, Wisconsin; reducing stamping capacity by closing the Kalamazoo, Michigan facility; and consolidating related support activities across the enterprise. We recognized a charge to operations of approximately $141.3 million in the fourth quarter of 2000, which reflected the estimated qualifying "exit costs" to be incurred over the next 12 months under the 2000 Plan.

     The 2000 Plan charge included costs associated with asset impairments, severance and outplacement costs related to colleague terminations, loss contract provisions and certain other exit costs. These activities resulted in a reduction of approximately 850 colleagues.

     The asset impairments consisted of long-lived assets, including fixed assets, manufacturing equipment and land, from the facilities we intend to dispose of or discontinue. For assets that were disposed of currently, we measured impairment based on estimated proceeds on the sale of the facilities and equipment. The carrying value of the long-lived assets held for sale on disposal is approximately $3.8 million as of

December 31, 2001. For assets that will be held and used in the future, we prepared a forecast of expected undiscounted cash flows to determine whether asset impairment existed, and used fair values to measure the required write-downs. These asset impairments have arisen only as a consequence of us making the decision to exit these activities during the fourth quarter of 2000.

     The 2000 Plan included an accrual of $37.6 million for expected cash payments and other exit costs, combined with asset impairment charges of $103.7 million. The accrual for the 2000 Plan has been fully utilized and revised as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001 (in millions):

                                                SEVERANCE AND                 OTHER
                                    ASSET       OUTPLACEMENT       LOSS       EXIT
                                 IMPAIRMENTS        COSTS        CONTRACTS    COSTS     TOTAL
                                 -----------    -------------    ---------    -----    -------
Provision for operational
  realignment and other
  charges......................    $ 103.7         $ 25.2          $ 8.1      $4.3     $ 141.3
Cash payments..................         --           (8.7)          (2.5)     (0.3)      (11.5)
Non-cash charges...............     (103.7)            --             --        --      (103.7)
                                   -------         ------          -----      -----    -------
Balance at December 31,
  2000.........................         --           16.5            5.6       4.0        26.1
Cash payments..................         --          (13.6)          (4.2)     (2.4)      (20.2)
Revision of estimate...........         --           (2.9)          (1.4)     (1.6)       (5.9)
                                   -------         ------          -----      -----    -------
Balance at December 31,
  2001.........................    $    --         $   --          $  --      $ --     $    --
                                   =======         ======          =====      =====    =======

     The following table summarizes the major components of the asset impairment charge for the 2000 Plan (in millions):

                                                              CARRYING
                                                               AMOUNT
                                                              --------
Milwaukee Heavy Truck Rail Manufacturing....................   $ 47.3
Milwaukee Press Operations Machinery & Equipment............      7.9
Milwaukee Shared Services Land & Equipment..................     19.8
Milwaukee Prototype & Technical Center Building, Machinery &
  Equipment.................................................     14.0
Kalamazoo Stamping Operations Land, Building & Equipment....      5.7
Granite City Stamping Operations Machinery & Equipment......      4.6
Related Stamping & Assembly Machinery & Equipment...........      4.4
                                                               ------
Total.......................................................   $103.7
                                                               ======

     The triggering event for each major component's asset impairment charge was the decision to exit the activities, which was made by our board of directors on October 2, 2000.

  Non-restructuring Asset Impairments:

     The other goodwill and asset impairment charges recorded in 2001 are a result of our review of the carrying amount of certain of our goodwill, fixed assets and certain investments, in light of our current operating environment, worldwide economic conditions and trends in our industry. Based upon a review of anticipated cash flows, we determined that goodwill assigned to two of our plants was impaired and was written down. In addition, we identified assets which no longer had sufficient cash flows to support their carrying amounts and were written down to fair value, including our investment in J.L. French. At December 31, 2001, we had approximately $567 million of unamortized goodwill. During the second quarter of 2002, we will perform a review of our goodwill to determine the extent to which any further impairment charges are necessary under the new accounting requirements of SFAS 142. See "--Critical Accounting Policies" and "--Recently Issued Accounting Policies."

LIQUIDITY AND CAPITAL RESOURCES

     The following summarizes our primary sources and uses of cash (in millions):

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2001             2000
                                                              -------          -------
Sources of Cash:
  Net income (loss) before depreciation and amortization,
     deferred income taxes, extraordinary loss, equity in
     joint venture earnings, and restructuring and asset
     impairment charges(1)..................................  $ 178.1          $ 256.7
  Proceeds from sale of receivables.........................     15.2               --
  Decreases in accounts receivable..........................     74.5            111.7
  Decrease in inventories...................................     21.4              6.8
  Decrease (increase) in prepaid tooling and other assets...    129.3           (115.8)
  Increase (decrease) in accounts payable...................    120.5            (28.3)
  Increase (decrease) in accrued liabilities................     13.1            (91.5)
  Changes in other assets and liabilities...................    (38.3)           (47.0)
                                                              -------          -------
  Net cash provided by operating activities.................    513.8             92.6
  Proceeds from issuance of stock...........................     39.0              6.8
  Proceeds from debt issuances and net borrowings...........        -            207.3
  Proceeds from divestiture.................................       --             55.4
                                                              -------          -------
Total sources of cash.......................................  $ 552.8          $ 362.1
                                                              =======          =======
Uses of Cash:
  Capital expenditures, net(2)..............................    194.0             93.6
  Acquisitions and investments in joint ventures............      5.4            228.5
  Repurchase of stock.......................................       --             40.2
  Increase (decrease) in cash balances......................     18.4             (0.2)
  Net repayments of debt....................................    335.0                -
                                                              -------          -------
Total uses of cash..........................................  $ 552.8          $ 362.1
                                                              =======          =======

------------
(1) Net income before depreciation and amortization, deferred income taxes, extraordinary loss, equity in joint venture earnings, restructuring and asset impairment charges is computed as follows (in millions):

Net income (loss)...........................................  $(267.5)   $  13.4
Depreciation and amortization...............................    159.9      144.8
Deferred income tax benefit.................................    (80.8)     (23.3)
Extraordinary loss on extinguishment of debt................        -        3.0
Equity in earnings of joint ventures........................    (17.2)     (22.5)
Restructuring and asset impairment charges..................    383.7      141.3
                                                              -------    -------
                                                              $ 178.1    $ 256.7
                                                              =======    =======

(2) We lease certain equipment utilized in our operations under operating lease agreements. If certain equipment had been purchased instead of leased, capital expenditures would have been $265.7 million and $181.8 million in 2001 and 2000, respectively.

  Sources of Cash

     Our principal sources of cash are cash flow from operations, commercial borrowings and capital markets activities. During the year ended December 31, 2001, we generated $513.8 million of cash from operations. This compares with $92.6 million generated during the same period in 2000. Net income before depreciation and amortization, deferred income taxes, extraordinary loss, equity in joint venture earnings, and restructuring and asset impairment charges was $178.1 million and $256.7 million for 2001 and 2000, respectively.

Operating cash flow was reduced by $21.5 million in 2001 and $11.5 million in 2000 for cash restructuring payments, and was increased by net tax refunds of $12.9 million in 2001 and decreased as a result of net tax payments of $18.8 million in 2000. In total, working capital and other operating items increased operating cash flow by $335.7 million during 2001 and decreased operating cash flow by $164.1 million during 2000.

     In August 2001, we realized net proceeds of $37.5 million from the issuance of 3,636,400 shares of common stock at a price of $11.00 per share in a private placement transaction. The issuance of stock from our colleague stock purchase plan and option plan contributed an additional $1.5 million and $6.8 million to cash flow for 2001 and 2000, respectively.

     In June 2001, we entered into a financing agreement whereby our domestic operating units sell eligible customer receivables on an ongoing basis to a newly formed, fully consolidated, financing subsidiary. The financing subsidiary subsequently sells its interest in the receivables to a third party funding agent in exchange for cash and a subordinated interest in the unfunded receivables transferred. We act as an administrative agent in the management and collection of accounts receivable sold. Through December 31, 2001, we realized net cash proceeds of $15.2 from the sale of receivables.

     In July 2000, we replaced our previous $750 million amortizing credit agreement with a new six-year $1.15 billion senior unsecured credit agreement. The new credit agreement includes an $825 million non-amortizing revolving facility and a $325 million amortizing term loan. The credit agreement also includes a multi-currency borrowing feature that allows us to borrow up to $500 million in certain freely-tradable offshore currencies and letter of credit sublimits of $100 million. As of December 31, 2001, $20.0 million of the outstanding borrowings are denominated in Japanese yen, $55.6 million are denominated in Euros and $15.7 million are denominated in Canadian dollars. Interest on borrowings under the credit agreement is at the financial institutions' reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 0 to 200 basis points depending on the ratio of the consolidated funded debt for our restricted subsidiaries to our total earnings before interest, taxes, depreciation and amortization (EBITDA as defined in the credit agreement). The weighted average interest rate for such borrowings was 7.0% for year ended December 31, 2001. The credit agreement has a final maturity of 2006. As a result of the debt replacement, we recorded an extraordinary loss, net of tax, of $3.0 million during the third quarter of 2000.

     At December 31, 2001, we had borrowed approximately $101 million under our revolving credit facility of $825 million. In order to borrow under the revolving facility, we must meet certain covenant ratios. Based on these covenants, the amount of unused availability under the revolving facility was approximately $103 million at December 31, 2001, compared to unused availability of approximately $326 million at December 31, 2000. This reduction in availability resulted from a decrease in trailing four-quarter EBITDA, offset in part by an increase in availability due to the reduction of indebtedness (as defined in the credit agreement) between the periods. The credit agreement requires us to meet certain financial tests, including but not limited to a minimum interest coverage and maximum leverage ratio. The covenant conditions contained in the credit agreement also limit our ability to pay dividends to the available borrowings under the revolving facility. As of December 31, 2001, we were in compliance with all debt covenants. We are currently pursuing other financing alternatives in order to refinance existing bank indebtedness and thereby reduce our dependence on commercial lenders. Our ability to complete these transactions will depend on future capital market conditions.

     In September 2000, we entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of our floating rate indebtedness under the credit agreement. The contracts have the effect of converting the floating rate interest to a fixed rate of approximately 6.9%, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance our fixed-rate and floating-rate debt portfolios and it expires in September 2005.

     In July 2000, R.J. Tower Corporation, our wholly owned subsidiary, issued Euro-denominated senior unsecured notes in the amount of E150 million ($133.6 million at December 31, 2001). The notes bear interest at a rate of 9.25%, payable semi-annually. The notes rank equally with all of our other unsecured and unsubordinated debt. The net proceeds after issuance costs were used to repay a portion of our existing Euro-denominated indebtedness under our credit facility. The notes mature on August 1, 2010.

  Uses of Cash

     Our principal uses of cash are debt repayment, capital expenditures and acquisitions and investments in joint ventures. Net cash used in investing activities was $199.4 million during the year ended December 31, 2001, as compared to $266.8 million in the prior period. Net capital expenditures totaled $194.0 million and $93.6 million for the comparable 2001 and 2000 periods, respectively. Net cash used in financing activities totaled $296.0 million for the year ended December 31, 2001, compared with net cash provided by financing activities of $173.9 million in the prior period. Net repayments of debt were $335.0 million in 2001, with net proceeds from borrowings of $207.3 million in 2000.

     Capital expenditures were $194.0 million and $93.6 million in 2001 and 2000, respectively. We lease ceratin equipment utilized in our operations under operating lease agreements. If certain equipment had been purchased instead of leased, capital expenditures would have been $265.7 million and $181.8 million in 2001 and 2000, respectively. The equipment leased during 2001 and 2000 was primarily associated with new customer programs such as the Dodge Ram and Cadillac CTS programs that launched during 2001. We intend to continue to utilize operating lease financing on occasion when the effective interest rate equals or is lower than our cost of capital and the lease terms match the expected life of the respective program. Annual operating lease payments under our lease agreements range from $54 million to $48 million over the next five years. Operating lease expense is included in cost of sales in our statements of operations.

     Capital expenditures in 2001 also included investment in other new programs, additional capabilities in Europe, and maintenance, safety and productivity improvements. We estimate our 2002 capital expenditures will be approximately $155 million. Where appropriate, we may lease rather than purchase such equipment, which would have the effect of reducing this anticipated level of capital expenditures.

     Acquisitions and investments in joint ventures were approximately $5.4 million and $228.5 million for the 2001 and 2000 periods, respectively, offset by proceeds from the sale of our heavy truck business of $55.4 million during 2000. During 2000, we used cash of $40.2 million to repurchase common stock.

  Working Capital

     During the year ended December 31, 2001, working capital decreased by approximately $458.5 million. During that year, we focused specifically on working capital improvement in executing our objectives of reducing indebtedness by maximizing free cash flow. In addition to the items listed above, several key initiatives were utilized, the results of which contributed to the working capital decrease during the year and resulted in the significant improvement in cash generated from operations. Approximately $120.5 million of the decrease in working capital was comprised of an increase in accounts payable by renegotiating terms with key suppliers to terms that are more reflective of industry norms. A decrease of accounts receivable of approximately $74.5 million resulted primarily from our participation in specific receivable programs with key customers. These programs allow for accelerated collection of receivables from key customers, subject to interest charges ranging from 7.25% to 8.5% at an annualized rate. Working capital also decreased as a result of the collection of tooling receivables and the receipt of proceeds from certain operating lease arrangements that were finalized in 2001 but pertained to dedicated capital costs incurred in 2000 in anticipation of the completion of those leases. We also emphasized the maintenance of low inventory levels.

     We expect to continue to maintain a low working capital position through a continuation of the efforts discussed above and continued focus on minimizing the length of the cash flow cycle. We believe that the available borrowing capacity under our credit agreement, together with funds generated by operations, should provide sufficient liquidity and capital resources to pursue our business strategy for the foreseeable future, with respect to working capital, capital expenditures, and other operating needs.

  Contractual Obligations and Commercial Commitments

     Our contractual obligations as of December 31, 2001 are as follows:

                                                     PAYMENTS DUE BY PERIOD
                                  -------------------------------------------------------------
                                                LESS THAN                               AFTER
    CONTRACTUAL OBLIGATIONS         TOTAL        1 YEAR      1-3 YEARS    4-5 YEARS    5 YEARS
--------------------------------  ----------    ---------    ---------    ---------    --------
Long-term debt..................  $  770,444    $169,360     $174,842     $232,331     $193,911
Convertible Subordinated
  Notes(1)......................     199,984          --      199,984           --           --
Capital lease obligations.......       7,343       3,227        4,116           --           --
Operating leases................     383,244      54,177      106,853      100,787      121,427
                                  ----------    --------     --------     --------     --------
Balance at December 31, 2001....  $1,361,015    $226,764     $485,795     $333,118     $315,380
                                  ==========    ========     ========     ========     ========

------------
(1) The Convertible Subordinated Notes are due on August 1, 2004 and are convertible into our common stock at a conversion price of $25.88 per share; therefore, they have been included as part of the contractual obligations in the 1-3 year period above.

     At December 31, 2001, our commercial commitments included $100 million of standby letters of credit which are available under the terms of our $1.15 billion senior unsecured credit agreement.

LOSS CONTRACTS, FACILITY SHUTDOWN AND PAYROLL RELATED COSTS

     We are committed under certain existing agreements, assumed in connection with prior acquisitions, to supply product to our customers at selling prices that are not sufficient to cover the direct costs to produce those parts. We are obligated to supply these products for the life of the related vehicles, which is typically three to ten years. Accordingly, we recognize losses at the time these losses are probable and reasonably estimable at an amount equal to the minimum amount necessary to fulfill our obligations to our customers. The reserves established in connection with these recognized losses are reversed as the product is shipped to the customers.

     Our acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.

     In conjunction with our acquisitions, reserves have been established for certain costs associated with facility shutdown and consolidation activities, for general and payroll related costs primarily for planned colleague termination activities, and for provisions for acquired loss contracts. A rollforward of these reserves is as follows (in millions):

                                  FACILITY SHUTDOWN    PAYROLL RELATED
                                        COSTS               COSTS         LOSS CONTRACTS
                                  -----------------    ---------------    --------------
December 31, 1999...............        $13.8               $6.4              $24.8
  Additions.....................          1.0                 --               12.3
  Utilizations..................         (7.5)              (2.6)              (8.4)
                                        -----               ----              -----
December 31, 2000...............          7.3                3.8               28.7
  Additions.....................           --                 --                 --
  Utilizations..................         (2.1)              (2.7)             (11.7)
                                        -----               ----              -----
December 31, 2001...............        $ 5.2               $1.1              $17.0
                                        =====               ====              =====

     The timing of facility shutdown and consolidation activities were adjusted to reflect customer concerns with supply interruption. As of December 31, 2001, the facilities have been shutdown, but we continue to incur costs related to maintenance, taxes and other costs related to buildings that are held for sale. These reserves have been utilized as originally intended and management believes the liabilities recorded for shutdown and consolidation activities are adequate but not excessive as of December 31, 2001.

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the interest expense of floating-rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has not significantly affected our business over the past 12 months. However, because selling prices generally cannot be increased until a model changeover, the effects of inflation must be offset by productivity improvements and volume from new business awards.

MARKET RISK

     We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. Our policy is to not enter into derivatives or other financial instruments for trading or speculative purposes. We periodically enter into financial instruments to manage and reduce the impact of changes in interest rates.

     Interest rate swaps are entered into as a hedge of underlying debt instruments to effectively change the characteristics of the interest rate without actually changing the debt instrument. Therefore, these interest rate swap agreements convert outstanding floating rate debt to fixed rate debt for a period of time. For fixed rate debt, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

     At December 31, 2001, we had total debt and obligations under capital leases of $977.8 million. The debt is comprised of fixed rate debt of $493.6 million and floating rate debt of $484.2 million. The pre-tax earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates on variable rate debt would be approximately $4.8 million, holding other variables constant. A one percentage point increase in interest rates would not materially impact the fair value of the fixed rate debt.

     A portion of our revenues were derived from manufacturing operations in Europe, Asia and South America. The results of operations and financial position of our foreign operations are principally measured in its respective currency and translated into U.S. dollars. The effects of foreign currency fluctuations in Europe, Asia and South America are somewhat mitigated by the fact that expenses are generally incurred in the same currency in which revenues are generated. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency.

     A portion of our assets are based in our foreign operations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected as a separate component of stockholders' investment. Accordingly, our consolidated stockholders' investment will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency.

     Our strategy for management of currency risk relies primarily upon conducting our operations in a country's respective currency and may, from time to time, engage in hedging programs intended to reduce the our exposure to currency fluctuations. As of December 31, 2001, we held no foreign currency hedge positions. Management believes the effect of a one percent appreciation or depreciation in foreign currency rates would not materially affect our financial position or results of operations for the periods presented.

CRITICAL ACCOUNTING POLICIES

     We believe the following represent our critical accounting policies:

     Goodwill and Impairment of Long-Lived Assets--We perform impairment analyses of our recorded goodwill and long-lived assets whenever events and circumstances indicate that they may be impaired. When the undiscounted cash flows, without interest or tax charges, are less than the carrying value of the assets being reviewed for impairment, the assets are written down to fair market value. During 2001, we recorded goodwill and long-lived asset impairment writedown provisions of $333.0 million, which largely resulted from the downturn in the automotive market and the resulting restructuring of our operations. Future events could cause us to conclude that additional impairment indicators exist and that goodwill associated with our acquired business is further impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

     In 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) became effective and as a result, we will cease to amortize approximately $567 million of goodwill. We had recorded approximately $21 million of amortization on these amounts during 2001 and would have recorded approximately $16 million of amortization during 2002 after recording 2001 goodwill writedowns of approximately $196 million. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. The initial review is expected to be completed during the second quarter of 2002. There can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

     Other Loss Reserves--We have other loss reserves such as purchase accounting reserves, restructuring reserves, and loss contract reserves that require the use of estimates and judgment with regard to risk exposure and ultimate liability. Reserves for loss contracts are estimated by determining which parts are being sold pursuant to loss contracts and determining an estimate of the per-part negative margin. Additionally, we must estimate the volumes that we are committed to sell over the life of the related production cycle. Other losses are estimated using consistent and appropriate methods; however, changes to the assumptions could materially affect the recorded liabilities for loss.

     Customer Tooling and Other Design Costs--As indicated in Note 2 to the Consolidated Financial Statements, we incur costs related to tooling. Based on the fact that we have the contractual right to use the tool over the life of the supply arrangement, these costs are capitalized and amortized over the life of the related product.

     Pension and Other Post-Employment Benefits--The determination of the obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 11 to the Consolidated Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods. While we believe that the assumptions are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect the pension and other postretirement obligations and the future expense.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     On June 29, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Intangible Assets." Major provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing; effective January 1, 2002, goodwill is no longer subject to amortization.

     We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. As of December 31, 2001, we have unamortized goodwill of $567.1 million that will be subject to the transition provisions of the Statements. We have not yet determined the impact of adopting these Statements on our earnings and financial position, including whether we will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle. Application of the nonamortization provisions of the Statements is expected to result in a reduction in goodwill amortization expense of approximately $16 million in fiscal 2002, after reflecting the writedowns of goodwill totaling $196.1 million, which were recorded during 2001.

     In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this Statement provide a single accounting model for impairment of long-lived assets. The adoption of SFAS No. 144 on January 1, 2002 is not expected to have a material impact on our financial position or our results of operations.

                                    BUSINESS

BACKGROUND

     We are a leading global designer and producer of structural components and assemblies used by every major automotive original equipment manufacturer, or "OEM," including Ford, DaimlerChrysler, General Motors ("GM"), Honda, Toyota, Renault/Nissan, Fiat, Hyundai/Kia, BMW, Volkswagen Group, and Isuzu. Our current products include automotive body structural stampings and assemblies including exposed sheet metal ("Class A") components, lower vehicle structural stampings and assemblies, and suspension components, modules and systems. We believe we are the largest independent global supplier of structural components and assemblies to the automotive market (based on net revenues).

     We have over 60 manufacturing, product development, and administrative facilities located in the U.S., Canada, Mexico, Brazil, India, Germany, Hungary, Poland, Slovakia, Italy, France, Spain, Japan, China and Korea. We continue to broaden our geographic coverage and strengthen our ability to supply products on a global basis as a result of our acquisition strategy, targeted organic growth and disciplined manufacturing efficiency and productivity initiatives.

     Since our inception in April 1993, when we were formed to acquire R.J. Tower Corporation, our revenues have grown rapidly through a focused strategy of internal growth and a highly disciplined acquisition program. Since 1993, we have successfully completed 14 acquisitions and established six joint ventures in China, Mexico, Korea, Japan and the United States. As a result of these acquisitions and internal growth, our revenues have increased from approximately $86 million in 1993 to approximately $2.5 billion in 2001.

     We operate in the large and highly fragmented structural segment of the automotive supply industry, which has continued to undergo significant consolidation. In order to lower costs and improve quality, OEMs are reducing their supplier base by awarding sole-source contracts to full-service suppliers who are able to supply larger portions of a vehicle on a global basis. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. OEMs are increasingly seeking suppliers capable of providing complete systems or modules rather than suppliers who only provide separate component parts. In addition, OEMs are increasingly requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. As a full-service supplier with strong OEM relationships, we expect to continue to benefit from these trends within the structural segment of the automotive supply industry.

     Approximately 72% of our 2001 revenues were generated from sales in North America. We supply products for many of the most popular car, light truck and sport utility models, including the Honda Accord and Civic, Toyota Camry, Ford Taurus, Focus, Explorer, Ranger and F-Series pickups, Chevrolet Silverado and GMC Sierra pickups, and Dodge Ram pickup. Approximately 11% of our 2001 revenues were generated from sales in Europe and 15% in Asia. The remaining 2% of revenue was generated from sales in South America.

OUR BUSINESS STRATEGY

     Our strategy is to capitalize upon our position as the largest independent global supplier of automotive structural components and assemblies in order to take advantage of the opportunities arising from the consolidation, globalization and modular sourcing trends in the automotive supply industry. The ultimate goal of this strategy is to maximize return on invested capital and create long-term value for shareholders. Key elements of our operating and growth strategies are outlined below:

OPERATING STRATEGY

     Offer Full-Service Technical Design, Engineering and Program Management Capabilities. We continue to build our competitive advantage through investment in product development, advanced engineering and program management. As a result of this investment, and of consolidation among suppliers of automotive structural components and assemblies, we believe that we are one of only a select group of suppliers able to provide automotive OEMs with full service technical design, engineering and program management capabilities with respect to the entire body structure of a vehicle on a global basis. We work with OEMs throughout the product development process from concept vehicle and prototype development through the design and implementation of manufacturing processes to provide full-service capabilities to our customers. In some cases, we place design engineers at customer facilities to coordinate our product design efforts with those of our OEM customers.

     Further Enhance Global Presence. We strive to offer manufacturing and support services to our customers on a global basis through a combination of international wholly owned subsidiaries and by entering into joint ventures and partnerships with foreign suppliers. Outside of North America, we have technical/ customer service centers in Yokohama, Japan; Turin, Italy; Hyderabad, India; Bergisch-Gladbach, Germany; and Sao Paulo, Brazil. We also have relocated certain technical personnel resources to locations where OEMs are developing "world cars" which can be designed in one vehicle center to a single global standard but produced and sold in different geographic markets. We believe that these global, technical and manufacturing capabilities have led to the award of several, major new programs to us.

     Continue to Optimize Manufacturing Efficiency and Quality. In response to OEMs' increasingly stringent production specifications, we have implemented manufacturing practices designed to maximize product quality and timeliness of delivery to reduce waste and enhance efficiency. We have continued to upgrade our manufacturing equipment and processes through selective investment in new equipment, maintenance of existing equipment and efficient utilization of manufacturing engineering personnel. In order to maximize return on invested capital, we increasingly employ flexible manufacturing processes that allow us to maximize equipment utilization in meeting customer expectations for product quality and timely delivery. Consistent with this strategy, we, where appropriate, outsource the production of select commodity components to Tier II manufacturers, as well as seek to provide administrative services to these manufacturers to maximize supply chain efficiency and return on invested capital. We monitor existing manufacturing capacity relative to expected capacity, which is determined primarily by current and expected business backlog and by opportunities to outsource commodity operations to Tier II manufacturers. As a result, beginning in the second half of 2000, we began restructuring our operations to reduce excess manufacturing capacity and improve the efficiency of our operations.

     Maintain Decentralized, Participative, Incentive-Based Culture. Our decentralized approach to managing our manufacturing facilities encourages decision making and colleague participation in areas such as manufacturing processes and customer service. Our leadership team meets frequently at various company locations in order to maintain a unified corporate culture. To increase colleague productivity, we utilize incentive programs for all salaried and hourly colleagues that provide incentives for colleagues who take advantage of continuous improvement programs and who provide cost savings ideas.

GROWTH STRATEGY

     Our growth strategy comprises two fundamental elements; increased organic growth and the pursuit of strategic acquisitions, alliances and partnerships.

     Increase Organic Growth. We actively pursue increased organic growth from both new and replacement vehicle programs. Specifically, it is our belief that the following competitive strengths have played, and will continue to play, an important role in achieving our organic growth objectives:

      -- Scale position as the largest independent supplier of automotive structural components and assemblies,

      -- Full-service technical design, engineering and program management capabilities,

      --   Global engineering and manufacturing presence,

      --   Modular product capabilities,

      -- Strong customer relationships with key domestic and foreign automotive OEMs, and

      --   Strong financial position relative to most competitors.

     As a result of these competitive strengths, and the efforts to increase organic growth, we were awarded programs in 2001 that, based on independent estimates of expected program volumes and current expectations of program pricing, represent more than $760 million in annual revenues. These programs are scheduled to launch over the next three years and be in full production by 2005. These program awards represent business associated with new platforms or platforms for which we were not the previous supplier and will help to further the diversification of our customer base. The proportion of revenues from Ford and DaimlerChrysler, our two largest customers, has decreased from 68% in 2000 to 60% in 2001. Of the $760 million in annual revenues represented by the new program awards described above, 43% is expected to be derived from Ford and DaimlerChrysler and 57% is expected to be derived from other customers including Nissan, GM and BMW. With the exception of the Dodge Durango frame, we also continue to retain a substantial portion of our revenue associated with existing vehicle platforms as they are replaced by newer models.

     In order to better target acceptable returns on new business, beginning in 2000, we adopted a return on invested capital-based approach to evaluating the attractiveness of potential new programs. Specifically, the objective is to take on only those programs that are expected to provide an acceptable return on invested capital after taking into account such factors as expected unit volume and pricing, ability to utilize existing manufacturing capacity for that program, requirements for investment in new capital equipment and the flexibility to use such new capital equipment for other programs.

     Pursue Strategic Acquisitions, Alliances and Partnerships. Strategic acquisitions, alliances and partnerships have contributed significantly to our growth. We continue to believe that consolidation in the automotive supply industry will provide further attractive opportunities to either acquire, or purchase a majority or minority ownership interest in, companies that complement our existing business. We seek to make acquisitions that:

      --   Provide additional product, manufacturing and technical capabilities,

      -- Broaden our geographic coverage domestically and strengthen our ability to supply products on a global basis,

      -- Increase both the number of models for which we supply products and the content supplied for existing models,

      --   Add new customers,

      -- Facilitate outsourcing opportunities from the in-house operations of new and existing customers,

      -- Facilitate capacity rationalization and restructuring opportunities, and

      --   Provide at least a minimum targeted return on invested capital.

     In 2001, over 70% of total worldwide passenger vehicle production occurred outside North America. As a result, a particular focus for us has been and will continue to be to pursue acquisitions or develop strategic partnerships and alliances that strengthen our ability to supply our products on a global basis. Consistent with this strategy, we have formed, or are in the process of forming, strategic alliances with other suppliers throughout the world, including those located in Europe, Asia and South America. For example, we have majority-owned operations in Asia through our 66% interest in Seojin in Korea and our 60% interest in Tower Golden Ring, which manufactures structural components in China. We also have equity interests in Mexico through our 40% interest in Metalsa and in Japan through our 30.8% interest in Yorozu. Increased international sales are intended to mitigate the effects of cyclical downturns in a given geographic region and further diversify our OEM customer base.

INDUSTRY TRENDS

     Our performance and growth is directly related to certain trends within the automotive market, including the consolidation of the component supply industry, the increase in global sourcing and the growth of system/ modular sourcing. It is also directly related to automotive production, which is cyclical and depends on general economic conditions and consumer confidence.

     Continuation of Supplier Consolidation. In order to lower costs and improve quality, OEMs have continued to reduce their supply base by awarding sole-source contracts to full-service suppliers who are able to supply larger segments of a vehicle. OEMs' criteria for supplier selection include not only cost, quality and responsiveness, but also full-service design, engineering and program management capabilities. As a result, over the past decade, the automotive supply industry has been undergoing significant consolidation. Furthermore, in 2001 a number of suppliers experienced financial difficulties, which is likely to result in further consolidation activity as the operations of these suppliers are acquired and rationalized by larger, more capable suppliers. For full-service suppliers such as Tower Automotive, this environment provides an opportunity to grow both organically, by obtaining business previously provided by other non-full service suppliers, and through acquisition, by acquiring suppliers that further enhance product, manufacturing and service capabilities. OEMs rigorously evaluate suppliers on the basis of product quality, cost control, reliability of delivery, product design capability, financial strength, new technology implementation, quality and condition of facilities and overall management. Suppliers that obtain superior ratings are considered for sourcing new business. Although these new OEM policies have already resulted in significant consolidation of component suppliers in certain segments, we believe that consolidation within the structural and suspension component segments of the automotive industry will continue to provide attractive opportunities to acquire or partner with companies that complement our existing business.

     Global Sourcing. Regions such as Asia, Latin America, Mexico and Eastern Europe are expected to experience significant growth in vehicle demand over the next ten years. OEMs are positioning themselves to reach these emerging markets in a cost-effective manner by seeking to design and produce "world cars" which can be designed in one vehicle center to a single global standard but produced and sold in different geographic markets, thereby allowing OEMs to reduce design costs, take advantage of low-cost manufacturing locations and improve product quality and consistency. OEMs increasingly are requiring their suppliers to have the capability to design and manufacture their products in multiple geographic markets. In order to best meet these OEM requirements, we have over 24 manufacturing facilities outside the U.S., including locations in Canada, Brazil, Germany, Italy, Poland, Slovakia, Hungary, Korea, and China. In addition, our alliance/ partnership relationships provide access to new geographic markets and customers.

     A more recent trend beyond the development of "world cars," is the consolidation of platforms across OEMs through joint development efforts. GM and Fiat have announced plans to combine platforms across the two companies. DaimlerChrysler with Mitsubishi and Renault with Nissan will combine platforms as well. OEMs also plan to create common component sets across platforms in areas such as powertrain, axles, suspensions, HVAC, and other areas, thereby reducing the degree of product differentiation.

     System/Modular Sourcing. OEMs are increasingly seeking suppliers capable of providing complete systems or modules. A system is a group of components, which may be dispersed throughout the vehicle, yet operate together to provide a specific engineering function. Modules, on the other hand, consist of sub-assemblies at a specific location in the vehicle, incorporating components from various functional systems, which are assembled and shipped to the OEM ready for installation in a vehicle as a unit. By outsourcing complete systems or modules, OEMs are able to reduce their costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to production. We have capitalized on the system/modular sourcing trend among OEMs by offering customers higher value-added supply capabilities through an increasing focus on the production of assemblies consisting of multiple component parts that are welded or otherwise fastened together by us. We have the ability to supply OEMs with modules consisting of integrated assemblies and component parts that can be installed as a unit in a vehicle at the OEM assembly plant.

     OEM Consolidation. The recent acquisition and consolidation activity among select OEMs has not led to the disadvantage of the smaller OEMs in the industry as previously predicted. Rather, smaller OEMs such as Peugeot, Honda, Hyundai/Kia, and BMW have strengthened their positions in the industry and their financial performance, while some of the larger OEMs have struggled to successfully integrate acquisitions. Our global capabilities have allowed us to continue to serve as a valuable supplier to those smaller producers.

PRODUCTS

     We produce a broad range of structural components and assemblies, many of which are critical to the structural integrity of a vehicle. Many of our stamped, formed and welded components and assemblies are attached directly to the frame of an automobile at the OEM assembly plant and comprise the major structure of a vehicle. Our products generally can be classified into the following categories: body structures and assemblies; lower vehicle structures; suspension modules and systems; and suspension components. A brief summary of each of our principal product categories follows:

PRODUCT CATEGORY/DESCRIPTION

  Body structures and assemblies:

     Products that form the basic upper body structure of the vehicle and include large metal stampings such as body pillars, roof rails, side sills, parcel shelves and intrusion beams. Current assemblies include a broad array of highly engineered parts such as fuel filler assemblies, which are attached to both lower vehicle and body structures. This category also includes Class A surfaces and modules. Class A surfaces include exposed sheet metal components such as body sides, pick-up box sides, door panels and fenders. The capability to produce these types of components complements our substantial presence in lower vehicle and body structures and allows for the combination of these offerings into modules for supply to customers.

  Lower vehicle structures:

     Products that form the basic lower body structure of the vehicle and include large metal stampings from both traditional and hydroforming methods, such as pickup truck and SUV full frames, automotive engine cradles, floor pan components and cross members. Critical to the strength and safety of vehicles, these products carry the load of the vehicle and provide crash integrity.

  Suspension modules and systems:

     Products include axle assemblies which consist of stamped metal trailing axles, assembled brake shoes, hoses and tie rods and front and rear structural suspension modules/systems, which consist of control arms, suspension links and value-added assemblies and systems comprised of components that it manufactures as well as those produced by other manufacturers. Assemblies are groups of components grouped according to their relative location, while systems are components grouped based upon providing functionality. We sell this expertise to OEMs who have been increasingly outsourcing assemblies and systems in order to reduce production and inventory management costs.

  Suspension components:

     Products include stamped, formed and welded products such as control arms, suspension links, track bars, spring and shock towers and trailing axles. Critical to the ride, handling and noise characteristics of a vehicle, suspension components are a natural extension of our larger structural components.

  Other:

     We manufacture a variety of other products, including heat shields and other precision stampings, for our OEM customers.

     The following table summarizes the approximate composition by product category of our global revenues for the last two fiscal years:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                      PRODUCT CATEGORY                        2001    2000
------------------------------------------------------------  ----    ----
Body structures & assemblies (including Class A surfaces)...   39%     39%
Lower vehicle structures....................................   36      41
Suspension modules & systems................................   15      11
Suspension components.......................................    8       8
Other.......................................................    2       1
                                                              ---     ---
     TOTAL..................................................  100%    100%
                                                              ===     ===

CUSTOMERS AND MARKETING

     The North American automotive manufacturing market is dominated by GM, Ford and DaimlerChrysler, with the Japanese and European OEMs representing approximately 23% of production in this market in 2001. We currently supply our products primarily to Ford, DaimlerChrysler, GM, Honda, Toyota, and Nissan in North America. As a result of past growth strategies, we have further expanded our global presence and have increased penetration into certain existing customers and added new customers such as Fiat, BMW, Volkswagen, Nissan, and Hyundai/Kia.

     OEMs typically award contracts that cover parts to be supplied for a particular vehicle model or platform. Such contracts range from one year to over the life of the model, which is generally three to ten years and do not require the purchase by the OEM of any minimum number of parts. We also compete for new business to supply parts for successor models and therefore are subject to the risk that the OEM will not select us to produce parts on a successor model. We supply parts for a broad cross-section of both new and mature models, thereby reducing our reliance on any particular model. For example, we supply parts for substantially all models produced by Ford, Honda and Toyota in North America and also currently supply DaimlerChrysler with substantially all of its full frame requirements.

     Following is a summary of the global composition of significant customers for the last two fiscal years:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                          CUSTOMER                            2001    2000
------------------------------------------------------------  ----    ----
Ford/Jaguar/Volvo...........................................   35%     37%
DaimlerChrysler.............................................   25      31
Hyundai/Kia.................................................   12       4
General Motors..............................................    4       5
Fiat........................................................    4       4
VW Group....................................................    4       2
Honda.......................................................    3       3
Toyota......................................................    2       2
Nissan......................................................    1       1
Other.......................................................   10      11
                                                              ---     ---
     TOTAL..................................................  100%    100%
                                                              ===     ===

     Below is a summary of our sales by geographic region for the last two fiscal years:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                    GEOGRAPHIC CATEGORY                       2001    2000
------------------------------------------------------------  ----    ----
U.S. and Canada.............................................   72%     85%
Asia........................................................   15       4
Europe......................................................   11      10
Mexico and South America....................................    2       1
                                                              ---     ---
     TOTAL..................................................  100%    100%
                                                              ===     ===

     The following table presents an overview of the major models for which we supply products:

     CUSTOMER                   CAR MODELS                            TRUCK MODELS
------------------  -----------------------------------    -----------------------------------
Ford..............  Taurus/Sable, Mustang, Focus,          Explorer/Mountaineer, Explorer
                    Escort, Crown Victoria/Grand           Sport Trac, Explorer Sport,
                    Marquis, Cougar, Continental,          Econoline, Villager, Windstar,
                    Lincoln LS/ Jaguar S-Type,             Escape, Expedition, Excursion,
                    Thunderbird, Towncar, Mondeo,          Ranger, F-Series LD & HD, Lincoln
                    Fiesta                                 Blackwood, Transit, Medium Duty
                                                           Trucks
DaimlerChrysler...  Concorde/Intrepid/300M, Neon,          Ram Pick-up, Dakota, Grand
                    Stratus/Sebring, Sebring               Cherokee, Voyager/Caravan/Town &
                    Convertible                            Country, Ram Van, Jeep Cherokee
                                                           Wrangler, Durango, Jeep Liberty, PT
                                                           Cruiser
Mercedes..........  A-Class, C-Class, E-Class, S-Class,    Sprinter
                    SLK, CLK
General Motors....  Cadillac CTS                           Silverado/Sierra, Astro/Safari,
                                                           Medium Duty Trucks
Saturn............  LS/LW                                  Saturn VUE
Opel..............  Omega, Astra, Agila, Corsa, Vectra
Honda.............  Accord, Civic, Acura TL                Odyssey, Passport
Mazda.............  Mazda 626                              Tribute, B-Series Pickup
Toyota............  Avalon, Camry, Solara, Corolla         Sienna, Tacoma, Tundra, Sequoia
Nissan............  Sentra, Altima                         Quest, Xterra, Frontier
Isuzu.............                                         Rodeo, Amigo
VW................  Passat, Cabrio, Jetta, Golf/Bora,      Transporter/Van, LT
                    Gol
Audi..............  A3, A4, A6, TT, Cabrio
Skoda.............  Felicia/Fabia, Octavia
BMW...............  3 Series, 5 Series, 7 Series           X5 SUV
Fiat..............  Marea, Punto, Bravo/Brava, Palio,      Multipla, Ducato
                    Panda, Stilo
Alfa Romeo........  146/147, 156, 166 GTV, Spider
Lancia............  Lybra, Kappa, Y
Hyundai...........                                         Teracan, Falloper, Starex, Libero,
                                                           Craco, SantaFe
Kia...............  Spectra, Rio, Optima, Enterprise,      Sportage, Carens, Retona, Pregio,
                    Potentia                               Carnival, Frontier

     Most of the parts we produce have a lead time of two to five years from product development to production. See "Design and Engineering Support." The selling prices of these products are generally negotiated between us and our customers and are typically not subject to a competitive bid process.

     Sales of our products to OEMs are made directly by the sales and engineering teams, located at our technical/customer service centers in Novi, Michigan; Rochester Hills, Michigan; Yokohama, Japan; Turin, Italy; Bergisch-Gladbach, Germany; Sao Paolo, Brazil; and Hyderabad, India. Through our technical centers, we service our OEM customers and manage our continuing programs of product design improvement and development. We periodically place engineering staff at various customer facilities to facilitate the development of new programs.

     Our sales and marketing efforts are designed to create overall awareness of our engineering, program management, manufacturing and assembly expertise to acquire new business and to provide ongoing customer service. Our sales group is organized into customer-dedicated teams within product groups. From time to time, we also participate in industry and customer specific trade and technical shows.

DESIGN AND ENGINEERING SUPPORT

     We strive to maintain a technological advantage through investment in product development and advanced engineering capabilities. Our manufacturing engineering capabilities enable us to design and build high-quality and efficient manufacturing systems, processes and equipment and to continually improve our production processes and equipment. Our manufacturing engineers are located at each of our manufacturing facilities. Our engineering staff currently consists of approximately 330 full-time engineers, whose responsibilities range from research and development, advanced product development, product design, testing and initial prototype development to the design and implementation of manufacturing processes.

     Because assembled parts must be designed at an early stage in the development of new vehicles or model revisions, we are increasingly given the opportunity to utilize our product engineering resources early in the planning process. Advanced development engineering resources create original engineering designs, computer-aided designs, feasibility studies, working prototypes and testing programs to meet customer specifications. We also have full-service design capability for chassis components. Our Hyderabad, India technical center allows for 24 hour engineering globally, thereby optimizing product design and analysis capabilities, leading to reduced development costs.

MANUFACTURING

     Our manufacturing operations consist primarily of stamping operations, system and modular assembly operations, roll-forming and hydroforming operations and associated coating and other ancillary operations.

     Stamping involves passing metal through dies in a stamping press to form the metal into three-dimensional parts. We produce stamped parts using over 640 precision single-stage, progressive and transfer presses, ranging in size from 150 to 4,000 tons, which perform multiple functions as raw material proceeds through the press and is converted into a finished product. We continually invest in our press technology to increase flexibility, improve safety and minimize die changeover time.

     After forming is completed, stampings that are to be used in assemblies are placed in work-in-progress staging areas from which they are fed into cell-oriented assembly operations that produce complex, value-added assemblies through the combination of multiple parts that are welded or fastened together. Our assembly operations are performed on either dedicated, high-volume welding/fastening machines or on flexible-cell oriented robotic lines for units with lower volume production runs. The assembly machines attach additional parts, fixtures or stampings to the original metal stampings. In addition to standard production capabilities, our assembly machines are also able to perform various statistical control functions and identify improper welds and attachments. We continually work with manufacturers of fixed/robotic welding systems to develop faster, more flexible machinery. We designed several of our welding systems.

     In manufacturing our products, we use various grades and thicknesses of steel and aluminum, including high strength hot and cold rolled, galvanized, organically coated, stainless and aluminized steel. We also produce exposed sheet metal components, such as exterior body panels. See "Suppliers and Raw Materials."

     OEMs have established quality rating systems involving rigorous inspections of suppliers' facilities and operations. OEMs' factory rating programs provide a quantitative measure of a company's success in improving the quality of its operations. We have received quality awards from Ford (Q1) and DaimlerChrysler (Pentastar). The automotive industry adopted a quality rating system known as QS-9000. All of our existing operating facilities in North America have received QS-9000 certification in compliance with the automotive industry requirements.

COMPETITION

     We operate in a highly competitive, fragmented market segment of the automotive supply industry, with a limited number of competitors generating revenues in excess of $200 million. The number of our competitors has decreased in recent years and is expected to continue to decrease due to the supplier consolidation resulting from changing OEM policies. Our major competitors include The Budd Company, a subsidiary of Thyssen-Krupp AG, Magna International, Inc. ("Magna"), Dana Corporation and divisions of OEMs with internal stamping and assembly operations, all of which have substantial financial resources. We compete with other significant competitors in various segments of our product lines and in various geographic markets. We view Magna as our strongest competitor across most of our product lines; however, we believe that no single competitor can provide the same range of products and capabilities as us in all of the major international automotive markets.

     We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. Competitive factors in the market for our products include product quality and reliability, cost and timely delivery, technical expertise and development capability, new product innovation and customer service. In addition, there is substantial and continuing pressure at the OEMs to reduce costs, including the cost of products purchased from outside suppliers such as us. Historically, we have been able to generate sufficient production cost savings to offset these price reductions.

SUPPLIERS AND RAW MATERIALS

     The primary raw material used to produce the majority of our products is steel. We purchase hot and cold rolled, galvanized, organically coated, stainless and aluminized steel from a variety of suppliers. We employ just-in-time manufacturing and sourcing systems enabling us to meet customer requirements for faster deliveries while minimizing our need to carry significant inventory levels. We have not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. Raw material costs represented approximately 56% of our revenues in 2001.

     Ford, Honda and DaimlerChrysler currently purchase all of the steel that we use for their models directly from steel producers. As a result, we have minimal exposure to changes in steel prices for parts supplied to Ford, Honda and DaimlerChrysler, which collectively represented 63% of our revenues in 2001.

     We expect that the content level of metal in cars and light trucks will remain constant or increase slightly due to the trend toward increased vehicle size and a greater emphasis on metal recycling. Although the search for improved fuel economy and weight reduction has resulted in attempts to reduce the sheet metal content of light vehicles, an efficient, cost-effective substitute for steel used in our structural products has not been found. While various polymers have been used recently for fenders, hoods and decks, such products do not have the inherent strength or structural integrity on a cost-effective basis to be used for structural components. We are involved in ongoing evaluations of the potential for the use of aluminum and of specialty steel in our products.

     Other raw materials that we purchase include dies, fasteners, tubing, springs, rivets and rubber products, all of which are available from numerous sources.

COLLEAGUES

     As of December 31, 2001, we had approximately 13,000 colleagues worldwide, of whom approximately 5,300 are covered under collective bargaining agreements. These collective bargaining agreements expire between 2002 and 2005. We believe that our future success will depend in part on our ability to continue to recruit, retain and motivate qualified personnel at all levels of Tower Automotive. We have instituted a large number of colleague incentive programs to increase colleague morale and expand our colleagues' participation in our business. Since our inception in 1993, we have not experienced any work stoppages and consider our relations with our colleagues to be good.

PROPERTIES

     The following table provides information regarding our principal facilities. We maintain several manufacturing facilities located in close proximity to many of the high-volume vehicle assembly plants of its customers. Our facilities are geographically located in such a way as to enable us to optimize our management and logistical capabilities on a regional basis:

                                          SQUARE     TYPE OF
               LOCATION                   FOOTAGE   INTEREST          DESCRIPTION OF USE
---------------------------------------  ---------  ---------  --------------------------------
Milwaukee, Wisconsin...................  3,118,000    Owned    Manufacturing
Elkton, Michigan.......................  1,100,000    Owned    Manufacturing
Caserta, Italy(2 locations)............    751,000    Owned    Manufacturing
Milan, Tennessee.......................    531,000    Owned    Manufacturing
Turin, Italy (4 locations).............    512,000    Mixed    Manufacturing/Office
Granite City, Illinois.................    458,000    Owned    Manufacturing
Malacky, Slovakia......................    453,600    Owned    Manufacturing
Zwickau, Germany.......................    409,000    Owned    Manufacturing
Clinton Township, Michigan.............    385,000    Owned    Manufacturing
Gent, Belgium..........................    376,000    Owned    Manufacturing
Sebewaing, Michigan....................    366,000    Owned    Manufacturing
Toronto, Ontario.......................    329,400    Owned    Manufacturing/Office
Bardstown, Kentucky....................    300,000    Owned    Manufacturing
Plymouth, Michigan.....................    294,000   Leased    Manufacturing
Corydon, Indiana.......................    290,000   Leased    Manufacturing
Lansing, Michigan......................    250,000   Leased    Manufacturing
Hwasung kun, Korea.....................    219,000  Owned(2)   Manufacturing
Kunpo City, Korea......................    200,000  Owned(2)   Manufacturing
Sao Paolo, Brazil......................    193,000    Owned    Manufacturing/Office
Kalamazoo, Michigan....................    180,000    Owned    Manufacturing
Traverse City, Michigan................    170,000    Owned    Manufacturing
Greenville, Michigan...................    156,000    Owned    Manufacturing/Office
Changchun, China.......................    140,500  Leased(1)  Manufacturing
Auburn, Indiana........................    132,000    Owned    Manufacturing/Office
Kendallville, Indiana..................    131,000    Owned    Manufacturing
Bellevue, Ohio.........................    126,000    Owned    Manufacturing
Bluffton, Ohio.........................    102,000    Owned    Manufacturing
Bergisch-Gladbach, Germany.............    102,000    Owned    Manufacturing/Engineering/Office
Shiheung City, Korea...................     93,000  Owned(2)   Manufacturing

                                          SQUARE     TYPE OF
               LOCATION                   FOOTAGE   INTEREST          DESCRIPTION OF USE
---------------------------------------  ---------  ---------  --------------------------------
Rochester Hills, Michigan..............     89,000   Leased    Office/Engineering/Design
Chemnitz, Germany......................     76,000   Leased    Manufacturing
Barrie, Ontario........................     72,000   Leased    Manufacturing
Belcamp, Maryland......................     70,000    Owned    Manufacturing
Kwangju City, Korea....................     64,000  Owned(2)   Manufacturing
Minas Gerais, Brazil...................     59,000    Owned    Manufacturing
Upper Sandusky, Ohio...................     56,000    Owned    Manufacturing
Ansan City, Korea......................     56,000  Owned(2)   Manufacturing
Buchholz, Germany......................     54,000    Owned    Manufacturing
Opole, Poland..........................     54,000    Owned    Manufacturing
Youngchun City, Korea..................     50,000  Owned(2)   Manufacturing
Novi, Michigan.........................     47,000   Leased    Engineering/Design/Sales
Bowling Green, Kentucky................     46,000    Owned    Manufacturing
Fenton, Missouri.......................     41,000   Leased    Warehouse
Ulsan City, Korea......................     29,000  Owned(2)   Manufacturing
Tokod, Hungary.........................     22,000    Owned    Manufacturing
Grand Rapids, Michigan.................     18,000   Leased    Corporate Headquarters
Hyderabad, India.......................      2,800   Leased    Engineering/Design
Yokohama, Japan........................      1,000   Leased    Sales

------------
(1) Facility is leased by a joint venture in which we hold a 60% equity interest.

(2) Facility is owned by a joint venture in which we hold a 66% equity interest.

     Management believes that substantially all of our property and equipment is in good condition. In order to increase efficiency, we expect to continue to make capital expenditures for equipment upgrades at our facilities as necessary.

     We believe that our existing facilities will be adequate to meet our production demands for the foreseeable future. Our facilities were specifically designed for the manufacturing of our products. The utilization and capacity of such facilities are dependent upon the mix of products being produced by us.

LEGAL PROCEEDINGS

     We are not currently involved in any material lawsuits. We believe we maintain adequate insurance, including product liability coverage. We historically have not been required to pay any material liability claims.

ENVIRONMENTAL MATTERS

     We are subject to foreign, federal, state and local laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the soil, ground or air; and the health and safety of our colleagues. We are also required to obtain permits from governmental authorities for certain operations. We cannot assure that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. We do not expect that our capital expenditures for environmental controls will be material for the current or succeeding fiscal year.

     We are also subject to laws imposing liability for the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third party sites to which these facilities sent wastes containing hazardous substances. The amount of such liability could be material.

     As part of our acquisition of Active in 1999, we acquired a facility located in Sebewaing, Michigan. In 2001, the Sebewaing facility received a claim from the Village of Sebewaing for costs associated with the removal of sludge from the Village's wastewater treatment lagoon. The Village alleged that wastewater discharges from the facility resulted in contamination of the sludge, which, in turn, increased the disposal costs incurred by the Village. The amount of the Village's claim is $208,000. We are in discussions with the Village regarding the resolution of this claim. We also acquired from Active a facility located in Elkton, Michigan. We are in the process of investigating contamination at the Elkton facility, and at a nearby waste disposal site that was allegedly used for the disposal of wastes from the Elkton facility in the 1970s. These investigations are being conducted under the oversight of the Michigan Department of Environmental Quality ("MDEQ"). Because the MDEQ has not yet approved a Remedial Action Plan for these sites, the cost to remediate the sites is not known, although it is not expected to exceed the $14 million in the escrow established for indemnification, described below.

     In connection with our acquisition of Active, we are entitled to indemnification for losses (including reasonable legal fees and expenses) resulting from claims arising from certain pre-closing matters, including pre-closing environmental matters. The indemnity covers losses that exceed $1 million, up to the amount of escrowed funds, which is currently about $14 million. The indemnity is limited to the claims we submitted within two years after acquiring Active. We submitted several claims under this indemnity, including claims for the Sebewaing wastewater matter, the Elkton contamination matters described above and several non-environmental claims. We are currently in negotiations with the former shareholders of Active to reach agreement regarding the amount funds that will be paid out of the escrow to settle indemnified claims.

     We acquired Algoods, Inc. in 2000, with a facility in Toronto, Ontario. Prior operations had resulted in contamination at the facility. Alcan Aluminum, Ltd., a former owner of the property, is in the process of investigating and remediating this contamination. Until 2008, we have agreed to contribute up to $100,000 (CDN) per year for remediation activities. After 2008, we have agreed to be responsible for on-site contamination and Alcan has agreed to be responsible for off-site contamination. In 2000, we had preliminarily estimated that the present value of our cost to address these issues was $5.5 million
(CDN).

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our directors and executive officers as of December 31, 2001:

                   NAME                     AGE                    POSITION
                   ----                     ---                    --------
S.A. Johnson..............................  61    Chairman of the Board of Directors
Dugald K. Campbell........................  55    President, Chief Executive Officer and
                                                  Director
James W. Arnold...........................  49    Vice President
Anthony A. Barone.........................  52    Vice President and Chief Financial Officer
Richard S. Burgess........................  47    Vice President
Kathy J. Johnston.........................  44    Vice President
Tommy G. Pitser...........................  54    Vice President
Scott D. Rued.............................  45    Vice President and Director
Antonio R. Zarate.........................  57    Vice President
Jurgen M. Geissinger......................  42    Director
Ali Jenab.................................  39    Director
Joe Loughrey..............................  52    Director
James R. Lozelle..........................  56    Director
Georgia R. Nelson.........................  51    Director
Enrique Zambrano..........................  46    Director

     S.A. (TONY) JOHNSON has served as Chairman and a director since April 1993. Mr. Johnson is the founder of Hidden Creek Industries ("Hidden Creek"), a private industrial management company based in Minneapolis which has provided certain management and other services to Tower Automotive. Mr. Johnson is also the Managing Partner of J2R Partners ("J2R"), an investment partnership that participated in the acquisition of R.J. Tower Corporation. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. From 1981 to 1985, Mr. Johnson was President and Chief Executive Officer of Onan Corp., a diversified manufacturer of electrical generating equipment and engines for commercial, defense and industrial markets. Mr. Johnson currently serves as Chairman and a director of Dura Automotive Systems, Inc., a manufacturer of mechanical assemblies and integrated systems for the automotive industry, and served as Chairman and a director of Automotive Industries Holding, Inc., a supplier of automotive interior trim components, from May 1990 until its sale to Lear Corporation in August 1995.

     DUGALD K. CAMPBELL has served as President, Chief Executive Officer and a director since December 1993. From 1991 to 1993, Mr. Campbell served as a consultant to Hidden Creek. From 1988 to 1991, he served as Vice President and General Manager of the Sensor Systems Division of Siemens Automotive, a manufacturer of engine management systems and components. From 1972 to 1988, he held various executive, engineering and marketing positions with Allied Automotive, a manufacturer of vehicle systems and components and a subsidiary of AlliedSignal, Inc.

     JAMES W. ARNOLD has served as Vice President since 1999, with current responsibility for our North American and Asian strategy. Mr. Arnold joined Tower Automotive in 1998. From 1977 to 1998, Mr. Arnold held a variety of manufacturing, sales, marketing and Asian general management positions at AlliedSignal.

     ANTHONY A. BARONE has served as Vice President and Chief Financial Officer since May 1995. From 1984 to 1995, Mr. Barone served as Chief Financial Officer of O'Sullivan Corporation, a manufacturer of interior trim components for the automotive industry.

     RICHARD S. BURGESS has served as Vice President with responsibility for colleague growth and development since January 1996. From June 1994 to January 1996, Mr. Burgess served as the colleague growth and development leader during the start-up of the Bardstown, Kentucky operation. From October 1991 to June 1994, Mr. Burgess filled various roles in colleague growth and development of R.J. Tower Corporation.

     KATHY J. JOHNSTON has served as Vice President since June 2000 with responsibility for enterprise strategy and commercial development. From 1997 to 2000, Ms. Johnston served as Vice President Planning and Business Development at TRW Automotive in Cleveland, Ohio. From 1981 to 1997, Ms. Johnston served in finance, sales and marketing, purchasing, operations and strategic planning roles at TRW's vehicle safety systems group in Detroit, Michigan.

     TOMMY G. PITSER has served as Vice President since 1996, with current responsibility for our European strategy. Mr. Pitser previously had responsibility for our South American strategy and our joint venture investment in China and operations in Barrie, Ontario; Plymouth, Michigan; Yokohama, Japan; Romulus, Michigan; Manchester, Michigan and Novi, Michigan, since May 1996. Prior to joining us, Mr. Pitser served in various sales and marketing capacities at MSTI. Prior to joining MSTI, Mr. Pitser served as Market Director-Automotive at AE Goetze North America. From 1969 to 1992, Mr. Pitser was an employee of Borg-Warner Corporation, most recently as General Manager-Marine & Industrial Transmissions.

     SCOTT D. RUED has served as Vice President and a director since April 1993. Mr. Rued is the Chief Executive Officer and President of Hidden Creek. Mr. Rued, a partner of J2R, has also served as Executive Vice President and Chief Financial Officer of Hidden Creek from January 1994 through 2001, and served as its Vice President--Finance and Corporate Development from June 1989 through 1993. Mr. Rued served as Vice President, Chief Financial Officer and a director of Automotive Industries Holding, Inc. from April 1990 until its sale to Lear Corporation in August 1995. Mr. Rued is also a director of The Rottlund Company, Inc., a corporation engaged in the development and sale of residential real estate.

     ANTONIO R. ZARATE has served as Vice President since May 2000 with responsibility for our strategy in Mexico and South America. From 1994 to 2000, Mr. Zarate served as President of the Automotive Division of Proeza, S.A. de C.V., a diversified international company that has operations primarily in the automotive and citrus juice processing industries.

     JURGEN M. GEISSINGER has served as a director since May 2000. Dr. Geissinger has served as President and Chief Executive Officer of INA Holding GmbH & Co. KG, a global manufacturer of bearings, linear guidance systems, automotive transmissions and engine systems since November 1998. From 1992 to October 1998, Dr. Geissinger served in various positions at ITT Automotive, most recently as Senior Vice President, with responsibility for the Brakes and Chassis Engineering Division worldwide.

     ALI JENAB has served as a director since January 2001. Mr. Jenab was named President and Chief Operating Officer of VA Linux Systems, Inc. in February 2001. From August 2000, until February 2001, Mr. Jenab served as that company's Senior Vice President and General Manager, Systems Division. From 1983 through August 2000, Mr. Jenab held various positions at Amdahl Corporation, a provider of high-end integrated computing solutions.

     JOE LOUGHREY has served as a director since November 1994. Mr. Loughrey joined Cummins Inc. in 1974 and has served as Executive Vice President and President--Engine Business since October 1999. Before then, Mr. Loughrey served as Executive Vice President and Group President--Industrial and Chief Technical Officer from 1996 to 1999. Mr. Loughrey is also a director of Sauer-Danfoss, Inc., a worldwide leader in the design, manufacture and sale of engineered hydraulic systems and components.

     JAMES R. LOZELLE has served as a director since May 1994. Mr. Lozelle served as Executive Vice President for Tower Automotive, with responsibility for Tower Automotive's operations in Milwaukee, Wisconsin and Roanoke, Virginia, from April 1997 to January 1999. From the acquisition of Edgewood in May 1994 until March 1997, Mr. Lozelle served at the Tower Automotive Technical Centers, with responsibility for advanced product development and customer service. Mr. Lozelle served as President of Edgewood from 1982 until it was acquired by Tower Automotive. Mr. Lozelle is chairman of the Near Zero Stamping research project of the Autobody Consortium.

     GEORGIA R. NELSON was appointed to the board of directors in May 2001. Ms. Nelson has served as President of Midwest Generation EME, LLC, an Edison International company since it was established in 1999 as a subsidiary of Edison Mission Energy. Midwest Generation is a wholesale power generation company. Since January 1, 2002, Ms. Nelson has served as General Manager of Edison Mission Energy--Americas, a global independent power operating, development and trading company. From 1996 to 1999, Ms. Nelson was Senior Vice President of Worldwide Operations and Division President of the Americas region of Edison Mission Energy. From 1993 to 1996, she served as Senior Vice President of Southern California Edison, a large U.S. electric utility.

     ENRIQUE ZAMBRANO has served as a director since December 1997. Mr. Zambrano has served as Chief Executive Officer and a director of Proeza, S.A. de C.V., a diversified international company that has operations primarily in the automotive and citrus juice processing industries, since 1988. Mr. Zambrano is also a director of IMSA, a steel processing company, Pyosa, a chemical special manufacturing company, SENDA, a leading regional transportation company, XIGNUX, a Mexican private industrial conglomerate, and ITESM, the largest private University in Mexico.

     There are no family relationships between any of the directors or any of the executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Two of our directors, Messrs. S.A. Johnson and Scott Rued, are partners in Hidden Creek. Tower Automotive was formed in April 1993 at the direction of Hidden Creek to acquire R.J. Tower Corporation in a leveraged transaction. The principal equity investors in such acquisition were Onex Corporation, a publicly owned holding company based in Canada ("Onex"), and J2R, an investment partnership formed by the partners of Hidden Creek. Onex and J2R sold substantially all of their Tower Automotive common stock in 1996 and 1997 and, as a result, do not have a material economic interest in any of the securities or capital stock of Tower Automotive. Since 1993, Hidden Creek has provided certain strategic, financial and acquisition services to us, including analyzing acquisition opportunities, conducting due diligence and contract negotiations, and assisting in financing activities. To facilitate such services, certain employees of Hidden Creek serve as non-employee officers of Tower Automotive. We currently pay Hidden Creek approximately $20,000 per month for general management consulting services, plus reimbursement of expenses, and in the past we have retained them as advisers for certain strategic, financial, and acquisition services, for which we pay them negotiated fees. We expect to pay
Hidden Creek a fee of approximately $          in connection with this offering.
In 2001, our total payments to Hidden Creek were approximately $0.6 million.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     Unless otherwise noted, the following table sets forth certain information regarding ownership of our common stock as of March 22, 2002, by (1) the beneficial owners of more than 5% of our common stock, (2) each of our directors and named executive officers, and (3) all directors and named executive officers as a group. To our knowledge, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934.

                                                              BENEFICIAL OWNERSHIP OF
                                                                  COMMON STOCK(1)
                                                              -----------------------
                         DIRECTORS,                           NUMBER OF    PERCENT OF
                OFFICERS AND 5% SHAREHOLDERS                   SHARES        CLASS
------------------------------------------------------------  ---------    ----------
S.A. Johnson(2).............................................   315,610          *
Dugald K. Campbell(2)(3)....................................   574,723        1.2%
James W. Arnold(2)..........................................    63,058          *
Anthony Barone(2)...........................................   129,415          *
Tom G. Pitser(2)............................................   104,905          *
Antonio Zarate(2)...........................................    41,604          *
Scott D. Rued(2)............................................    79,185          *
Jurgen M. Geissinger(2).....................................     7,640          *
Ali Jenab(2)................................................     3,027          *
Joe Loughrey(2).............................................    77,298          *
James R. Lozelle(2).........................................   434,925          *
Georgia Nelson..............................................         0          0
Enrique Zambrano(2).........................................    17,298          *
American Express Financial Corporation(4)...................  2,535,588       5.2%
Dimensional Funds Advisors, Inc.(5).........................  3,573,000       7.3%
Hartford Mutual Funds, Inc.(6)..............................  2,429,045       5.0%
Morgan Stanley Dean Witter & Co.(7).........................  3,194,090       6.5%
Pioneer Global Asset Management(8)..........................  2,956,810       6.0%
State of Wisconsin Investment Board(9)......................  4,875,000       9.9%
Wellington Management Company, LLP(10)......................  2,454,545       5.0%
All Directors and Officers as a group (15 persons)..........  1,958,565       4.0%

------------
 * Less than one percent.

 (1) The number of shares includes shares that may be purchased under options that are exercisable in 60 days. The percent of class is calculated based on the number of shares outstanding plus such option shares.

 (2) Includes the following number of shares issuable as deferred compensation for the following individuals: Mr. Johnson--17,298; Mr. Campbell--90,147; Mr. Arnold--13,435; Mr. Barone--23,628; Mr. Pitser--23,100; Mr.
     Zarate--3,604; Mr. Rued--7,207; Mr. Geissinger--7,640; Mr. Jenab--3,027;
     Mr. Loughrey--17,298; Mr. Lozelle--18,223; and Mr. Zambrano--17,298.

 (3) Includes 259,495 shares held in trusts, of which Mr. Campbell or his wife are the trustees. Mr. Campbell disclaims beneficial ownership of the shares held in trust.

 (4) American Express Company ("AEC") and American Express Financial Corporation ("AEFC") each reported as of December 31, 2001, shared dispositive power with respect to 2,535,588 shares of our common stock and shared voting power with respect to 537,000 shares of our common stock. The address for AEFC is 200 AXP Financial Center, Minneapolis, Minnesota 55474.

 (5) Dimensional Fund Advisors, Inc. reported as of January 30, 2002, sole voting and dispositive power with respect to 3,573,000 shares of our common stock. The address for Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

                                                        (footnotes on next page)

 (6) The Hartford Mutual Funds, Inc. reported as of February 14, 2002, shared voting and dispositive power with respect to 2,429,045 shares of our common stock. Its address is 200 Hopmeadow Street, Simsbury, CT 06089.

 (7) Morgan Stanley Dean Witter & Co. reported as of February 13, 2002, shared voting power with respect to 3,044,390 shares of our common stock and shared dispositive power with respect to 3,194,090 shares of our common stock. The address for Morgan Stanley Dean Witter & Co. is 1585 Broadway, New York, New York 10036.

 (8) Pioneer Global Asset Management, S.p.A reported as of January 28, 2002, sole voting and dispositive power with respect to 2,956,810 shares of our common stock. The address for Pioneer Global Asset Management is Galleria San Carlo 6, 20122 Milan, Italy.

 (9) The State of Wisconsin Investment Board reported as of February 15, 2002, sole voting and dispositive power with respect to 4,875,000 shares of our common stock. The address of the Board is P.O. Box 7842, Madison, Wisconsin 53707.

(10) Wellington Management Company, LLP reported as of February 14, 2002, shared voting and dispositive power with respect to 2,454,545 shares of our common stock. The address for Wellington Management Company, LLP is 75 State Street, Boston, MA 02109.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Tower Automotive consists of 200,000,000 shares of common stock, $0.01 par value per share, of which 48,222,012 shares were issued and outstanding as of March 15, 2002 and 5,000,000 shares of preferred stock, $1.00 par value per share, of which no shares are issued or outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and by-laws is a summary of all material terms of our capital stock and is qualified in its entirety by the provisions of the amended and restated certificate of incorporation and by-laws, copies of which have been filed with the SEC and are available for inspection. See "Where You Can Find More Information."

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of Tower Automotive available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights. All outstanding shares of our common stock, including the shares offered hereby, are fully paid and nonassessable. As of March 15, 2002, our common stock was held of record by 2,893 stockholders.

     As of March 15, 2002, we had reserved for issuance:

      -- 7,200,000 shares of common stock under our stock option plans and employee stock discount purchase plans, of which options to purchase 2,998,770 shares were outstanding;

      -- 15,926 shares issuable upon the conversion of notes issued in connection with the acquisition of Edgewood;

      -- 8,424,908 shares issuable upon conversion of our 6 3/4% Convertible Trust Preferred Securities; and

      -- 7,728,850 shares issuable upon conversion of our 5% Convertible Subordinated Notes due 2004.

PREFERRED STOCK

     Pursuant to the amended and restated certificate of incorporation, we are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     These provisions include:

     Board Vacancies. Our certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors, which may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

     Cumulative Voting. Our certificate of incorporation does not authorize our stockholders the right to cumulative voting in the election of directors. As a result, stockholders may not aggregate their votes for a single director.

     Special Meetings of Stockholders. Our certificate of incorporation provides that special meetings of our stockholders may be called only by the chairman of the board of directors, the president and chief executive officer, any member of the board of directors or holders of at least 25% of the shares entitled to vote generally in the election of directors.

     Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

     We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless:

      -- the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status,

      -- upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commended, excluding specified shares, or

      -- on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

     A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

TRANSFER AGENT

     Equiserve Trust Company N.A. is the transfer agent for our common stock.

                 DESCRIPTION OF CERTAIN FINANCING ARRANGEMENTS

SENIOR CREDIT FACILITY

     Our wholly owned subsidiary, R.J. Tower Corporation, entered into a senior credit facility on July 25, 2000 with Bank of America, N.A., as administrative agent, and J.P. Morgan Chase Bank, as syndication agent, and other lenders named therein. The senior credit facility provides for a six-year multicurrency revolving credit facility of up to $825.0 million, with a letter of credit sublimit of $100.0 million. The senior credit facility also provides a $325.0 million amortizing term loan. Borrowings under the revolving credit facility may be used for working capital and other general corporate purposes. As of December 31, 2001, R.J. Tower Corporation had borrowings under the senior credit facility of approximately $426.0 million.

     The senior credit facility has a final maturity of July 2006. Loans made under the term loan were available in a single borrowing on July 25, 2000. The term loan is generally subject to quarterly amortization of principal, based upon the annual amounts set forth below:

                            YEAR                                 AMOUNT
------------------------------------------------------------   -----------
2002........................................................   $55,000,000
2003........................................................    70,000,000
2004........................................................    70,000,000
2005........................................................    82,500,000
2006........................................................    47,500,000

     Tower Automotive and each of our existing and future domestic subsidiaries guarantee the indebtedness under the senior credit facility, which may also be guaranteed in the future by certain material foreign subsidiaries of R.J. Tower Corporation in the event that such a guarantee does not result in material adverse tax consequences to R.J. Tower Corporation. Currently, no foreign subsidiaries are guarantors under the senior credit facility.

     The borrowings under the senior credit facility bear interest at a rate equal to (a) the Eurodollar rate plus the Applicable Margin or (b) the Base Rate (defined as the higher of (i) the Bank of America reference rate and (ii the Federal Funds rate plus .50%) plus the Applicable Margin. The Applicable Margin is determined as follows:

                                                                         BASIS POINTS
                                          ---------------------------------------------------------------------------
                                                                                                           APPLICABLE
                                                      APPLICABLE MARGIN FOR                 APPLICABLE     MARGIN FOR
             RATIO OF TOTAL                              EURODOLLAR RATE                    COMMITMENT     BASE RATE
        FUNDED DEBT TO EBITDA(1)                              LOANS                            FEE           LOANS
----------------------------------------  ---------------------------------------------   --------------   ----------
less than2.25x..........................                      100.0                            20.0            0.0
greater than or equal to2.25x and less
  than2.75x.............................                      125.0                            25.0            0.0
greater than or equal to2.75x and less
  than3.25x.............................                      150.0                            35.0           25.0
greater than or equal to3.25x and less
  than3.75x.............................                      175.0                            40.0           50.0
greater than or equal to3.75x...........                      200.0                            50.0           75.0

------------
(1) As defined in the senior credit facility.

     The senior credit facility requires R.J. Tower Corporation to meet certain financial tests, including a minimum interest coverage ratio (defined as EBITDA to interest expense) of 2.75x on July 25, 2000 and increasing to 3.75x as of June 30, 2004 and a maximum leverage ratio (defined as indebtedness to EBITDA) of 4.25x on July 25, 2000 and decreasing to 3.25x as of June 30, 2004. The senior credit facility also contains covenants which, among other things, limit:

      -- the incurrence of additional indebtedness (subject to a basket of up to 15% of net worth) and contingent obligations,

      --   the creation of liens and encumbrances,

      -- restricted payments (subject to a $125 million basket for cash dividends in connection with common stock repurchases),

      --   additional investments,

      --   prepayments of subordinated indebtedness,

      -- asset sales, acquisitions, joint ventures, mergers and consolidations,

      --   transactions with affiliates, and

      --   other matters customarily restricted in such agreements.

     The senior credit facility contains customary events of default including but not limited to:

      --   payment defaults,

      --   breach of representations and warranties,

      --   noncompliance with covenants,

      --   bankruptcy,

      --   judgments in excess of specified amounts,

      -- failure of any guaranty or pledge agreement supporting the senior credit facility to be in full force and effect,

      --   defaults under other instruments or agreements of indebtedness, and

      -- a change of control (as such term is defined in the senior credit facility).

9.25% SENIOR NOTES

     In July 2000, R.J. Tower Corporation issued E150,000,000 of 9.25% Senior Notes due 2010 pursuant to an indenture, dated as of July 25, 2000, among R.J Tower Corporation, as issuer, the guarantors named therein and U.S. Trust Corporation, as trustee. The Euro-denominated senior notes are limited in aggregate principal amount to E200,000,000. The senior notes will mature on August 1, 2010 and interest on the senior notes is payable semiannually on February 1 and August 1 of each year. The senior notes are listed on the Luxembourg Stock Exchange. The net proceeds of the offering of the senior notes were used to repay outstanding indebtedness.

     The senior notes are unsecured obligations of R.J. Tower Corporation, equal in right of payment with all other unsecured and unsubordinated indebtedness of R.J. Tower Corporation and senior in right of payment to the outstanding and future subordinated indebtedness of R.J. Tower Corporation. Each of the U.S. subsidiaries of R.J. Tower Corporation that have guaranteed indebtedness under the senior credit facility unconditionally guarantee payment on a joint and several basis of all of R.J. Tower Corporation's obligations under the senior notes indenture and the senior notes. Tower Automotive unconditionally guarantees the senior notes on a senior unsecured basis. The guarantees are unsecured obligations of the guarantors, equal in right of payment with all other unsecured and unsubordinated indebtedness of the guarantors and senior in right of payment to the outstanding and future subordinated indebtedness of the guarantors.

     The senior notes are redeemable at any time and from time to time at the option of R.J. Tower Corporation, in whole or in part, upon not less than 30 nor more than 60 days' notice to each holder. The redemption price is equal to the greater of:

      --   100% of the principal amount of the senior notes to be redeemed, or

      -- as determined by Chase Manhattan International Limited or Bank of America International Limited, the sum of the present values of the remaining scheduled payments of principal and interest on the senior notes discounted to the date of redemption, on a semiannual basis, at the Reference Dealer

           Rate (defined to mean with respect to Chase Manhattan International Limited or Bank of America International Limited and any redemption date, the midmarket annual yield to maturity, as determined by Chase Manhattan International Limited or Bank of America International Limited, of the German Government Bund 5.25% due July 1, 2010 or, if that security is no longer outstanding, a similar security in the reasonable judgment of Chase Manhattan International Limited or Bank of America International Limited, at 11:00 a.m., London time, on the third business day in London preceding such redemption date quoted in writing to U.S. Trust Corporation) plus 50 basis points, plus accrued and unpaid interest to the date of redemption.

     If a change of control occurs, R.J. Tower Corporation will be required to offer to purchase the senior notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Change of control is generally defined under the senior notes indenture to mean:

      -- the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of R.J. Tower Corporation and its subsidiaries taken as a whole to any person (as that term is used in Section 13(d)(3) of the Exchange Act),

      -- the adoption of a plan relating to the liquidation or dissolution of R.J. Tower Corporation,

      -- the first day on which we cease, either directly or indirectly, to own all of the outstanding equity interest of R.J. Tower Corporation,

      -- the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than an employee trust sponsored by R.J. Tower Corporation, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of R.J. Tower Corporation, measured by voting power rather than number of shares, or

      -- the first day on which a majority of the members of the board of directors of R.J. Tower Corporation are not continuing directors (defined to include members of the board of directors of R.J. Tower Corporation on the date of the senior notes indenture or members who were nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of the board of directors at the time of such nomination or election).

     The senior notes indenture also contains covenants which, among other things, limit:

      --   the creation of liens and encumbrances, and

      -- certain sale and lease-back transactions with respect to the owned manufacturing facility properties of R.J. Tower Corporation or any subsidiary.

     The senior notes indenture includes various events of default customary for such type of agreements, such as failure to pay principal and interest when due on the senior notes, cross defaults on other indebtedness and certain events of bankruptcy, insolvency and reorganization.

5.0% CONVERTIBLE SUBORDINATED NOTES

     The 5.0% convertible subordinated notes were issued pursuant to an indenture, dated as of July 28, 1997, between Tower Automotive and The Bank of New York, as trustee. The convertible notes are limited in aggregate principal amount of $200.0 million. The net proceeds from the sale of the convertible notes were used to repay a portion of the bank indebtedness incurred by R.J. Tower Corporation to finance the acquisitions of APC in April 1997 and SIMES in May 1997. The convertible notes were initially sold in an underwritten private placement.

     The convertible notes will mature on August 1, 2004. The convertible notes bear interest at the rate of 5.0% per annum, payable semiannually on February 1 and August 1 of each year, to the persons in whose names such convertible notes are registered at the close of business on the January 15 and July 15 immediately preceding such interest payment date.

     The convertible notes are among our general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness. Senior indebtedness is generally defined under the convertible notes indenture to include, subject to limited exceptions, all our obligations to pay the principal of, and premium, if any, interest and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, any of our indebtedness, unless the instrument creating or evidencing such indebtedness provides that such indebtedness is not senior or superior in right of payment to the convertible notes or which is pari passu with, or subordinated to, the convertible notes. In addition, the convertible notes are effectively subordinated to all of the obligations of our subsidiaries, including trade creditors. The convertible notes indenture does not restrict our or our subsidiaries' incurrence of senior indebtedness or other indebtedness.

     The convertible notes are convertible into shares of common stock of us at any time prior to the close of business on August 1, 2004, unless previously redeemed or repurchased, at a conversion price of $25.88 per share (equivalent to a conversion rate of 38.6473 shares per $1,000 principal amount of convertible notes), subject to adjustment in certain events, for an aggregate of 7,728,850 shares of common stock.

     The convertible notes can be redeemed at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice to each holder, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing August 1 of the years indicated below, in each case (subject to the right of holders of records on a record date to receive interest due on an interest payment date that is on or prior to such redemption date) together with accrued and unpaid interest and liquidated damages, if any, to the redemption date:

                            YEAR                              PERCENTAGE
------------------------------------------------------------  ----------
2000........................................................   102.857%
2001........................................................   102.143
2002........................................................   101.429
2003........................................................   100.714
2004........................................................   100.000

     If a change of control occurs, we will be required to offer to purchase the convertible notes at 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. Change of control is generally defined under the convertible notes indenture to mean:

      -- an event or series of events as a result of which any person or group is or becomes, directly or indirectly, the beneficial owner of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our (or any successor entity's) board of directors, managers or trustees, as applicable;

      -- the completion of any consolidation with or merger by us into any other person, or our sale, conveyance, transfer or lease of all or substantially all of our assets to any person, or any merger of any other person into us in a single transaction or series of related transactions, and, our outstanding stock is changed or exchanged, unless our stockholders immediately following such transaction own, directly or indirectly, at least a majority of the combined voting power of the outstanding voting securities of the person resulting from such transaction in substantially the same proportion as their ownership of the securities entitled to vote generally in elections of our (or any successor entity's) board of directors immediately before such transaction; or

      -- such time as the continuing directors do not constitute a majority of our board of directors (or, if applicable, the board of directors of any successor corporation).

     The convertible notes indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of us or the incurrence of senior indebtedness. The convertible notes indentures contains no covenants or other provisions to afford protection to holders of convertible notes in the event of a highly leveraged transaction or a change of control of Tower Automotive, except to the limited extent described above relating to a change of control.

CONVERTIBLE TRUST PREFERRED SECURITIES

     On June 9, 1998, Tower Automotive Capital Trust, or "Trust," a statutory business trust created at Tower Automotive's direction, completed the offering of $258.8 million of 6 3/4% Convertible Trust Preferred Securities resulting in net proceeds of approximately $249.7 million. The net proceeds of the offering of the Trust Preferred Securities were used to repay outstanding indebtedness. We own all of the outstanding common securities issued by the Trust. The sole assets held by the Trust are the 6 3/4% subordinated convertible debentures due 2018 that we issued in an aggregate principal amount of $266.8 million. The Trust Preferred Securities are redeemable, in whole or in part, on or after June 30, 2001, and all Trust Preferred Securities must be redeemed no later than June 30, 2018. The Trust Preferred Securities are subject to redemption at the following percentages of the liquidation amount thereof plus accrued and unpaid distributions, if any, to the date fixed for redemption if redeemed during the twelve-month period commencing on June 30, in each of the following years indicated:

                            YEAR                              PERCENTAGE
------------------------------------------------------------  ----------
2001........................................................   104.725%
2002........................................................   104.050
2003........................................................   103.375
2004........................................................   102.700
2005........................................................   102.025
2006........................................................   101.350
2007........................................................   100.675
2008 and thereafter.........................................   100.000

     The Trust Preferred Securities are convertible, at the option of the holder, into our common stock at a rate of 1.6280 shares of common stock for each Trust Preferred Security, which is equivalent to a conversion price of $30.713 per share.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as the representative, have severally agreed to purchase, and Tower Automotive has agreed to sell to them, severally, the number of shares indicated below:

                            NAME                              NUMBER OF SHARES
------------------------------------------------------------  ----------------
Morgan Stanley & Co. Incorporated
     TOTAL..................................................      15,000,000

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from Tower Automotive and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriter may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

     Tower Automotive has granted to the underwriters an option, exerciseable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,225,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters'
option is exercised in full, the total price to the public would be $          ,
the total underwriters' discounts and commissions would be $          and total
proceeds to Tower Automotive would be $          .

     The underwriting discounts and commissions were determined by negotiations between Tower Automotive and the representative and are a percentage of the offering price to the public. The primary factors considered in determining the discounts and commissions were the size of the offering, the nature of the securities offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by Tower Automotive, in addition to the underwriting discounts and commissions, are approximately
$          , which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

     The underwriters have informed Tower Automotive that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     Tower Automotive's common stock is listed on the New York Stock Exchange under the symbol "TWR."

     Each of Tower Automotive and its directors and executive officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

      --   the sale of shares to the underwriters;

      -- the issuance by Tower Automotive of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

      -- transactions by any person other than Tower Automotive relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters can close out a covered short sale by exercising the over allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over allotment option. The underwriters may also sell shares in excess of the over allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     From time to time, Morgan Stanley & Co. Incorporated has provided, and continues to provide, investment banking services to Tower Automotive.

     As of February 13, 2002, Morgan Stanley Dean Witter & Co., the parent company of Morgan Stanley & Co. Incorporated, was deemed to beneficially own 3,194,090 shares of our common stock as a result of accounts managed, including by its wholly owned subsidiary Morgan Stanley Investments L.P., in its capacity as investment advisor.

     Tower Automotive and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed on for Tower Automotive, Inc. by Kirkland & Ellis (a partnership that includes professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

     The financial statements of Tower Automotive, Inc. included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND OTHER INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and, at prescribed rates, you can obtain copies of these materials from the Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov.

     We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement may be inspected at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and is available to you on the SEC's Web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the sale of all of the shares of common stock that are part of this offering. The documents we are incorporating by reference are as follows:

      -- our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

      -- our Current Reports on Form 8-K/A and Form 8-K, as applicable, dated January 3, 2002 and February 1, 2002; and

      -- our Proxy Statement dated April 3, 2002 for the 2002 Annual Meeting of Stockholders.

     Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

                             Tower Automotive, Inc.
                              5211 Cascade Road SE
                                   Suite 300
                          Grand Rapids, Michigan 49546
                                 (616) 802-1600
                         Attention: Investor Relations

                         INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets as of December 31, 2001 and
  2000......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 2001, 2000 and 1999..........................  F-4
Consolidated Statements of Stockholders' Investment for the
  years ended December 31, 2001, 2000 and 1999..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 2001, 2000 and 1999..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tower Automotive, Inc.:

     We have audited the accompanying consolidated balance sheets of Tower Automotive, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Automotive, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

     As explained in Note 2 to the financial statements, effective January 1, 2001, the Company adopted the new requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Arthur Andersen LLP

Minneapolis, Minnesota,
January 25, 2002

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS,
                                                               EXCEPT SHARE AMOUNTS)
                                       ASSETS
Current Assets:
  Cash and cash equivalents.................................  $   21,767   $    3,373
  Accounts receivable.......................................     216,638      278,707
  Inventories...............................................     112,536      132,478
  Prepaid tooling and other.................................      89,229      222,119
                                                              ----------   ----------
     Total current assets...................................     440,170      636,677
                                                              ----------   ----------
Property, Plant and Equipment, net..........................   1,120,259    1,111,780
Investments in Joint Ventures...............................     243,198      267,217
Deferred Income Taxes.......................................      61,461       11,641
Goodwill, net of accumulated amortization of $56,850 and
  $51,391...................................................     567,080      794,362
Other Assets, net of accumulated amortization of $17,083 and
  $13,360...................................................     101,268       71,070
                                                              ----------   ----------
                                                              $2,533,436   $2,892,747
                                                              ==========   ==========
                      LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
  Current maturities of long-term debt and capital lease
     obligations............................................  $  172,083   $  149,066
  Accounts payable..........................................     368,910      248,389
  Accrued liabilities.......................................     278,962      160,469
                                                              ----------   ----------
     Total current liabilities..............................     819,955      557,924
                                                              ----------   ----------
Long-Term Debt, net of current maturities...................     601,084      933,442
Obligations Under Capital Leases, net of current
  maturities................................................       4,620        8,458
Convertible Subordinated Notes..............................     199,984      200,000
Deferred Income Taxes.......................................          --       33,884
Other Noncurrent Liabilities................................     201,635      200,194
                                                              ----------   ----------
     Total noncurrent liabilities...........................   1,007,323    1,375,978
                                                              ----------   ----------
Commitments and Contingencies (Notes 4, 6 and 12)
Mandatorily Redeemable Trust Convertible Preferred
  Securities................................................     258,750      258,750
Stockholders' Investment:
  Preferred stock, par value $1; 5,000,000 shares
     authorized; no shares issued or outstanding............          --           --
  Common stock, par value $.01; 200,000,000 shares
     authorized; 48,077,142 and 47,584,391 shares issued and
     outstanding............................................         481          476
  Additional paid-in capital................................     456,627      450,455
  Retained earnings.........................................      40,432      307,956
  Deferred Compensation Plans...............................     (15,571)      (8,942)
  Accumulated other comprehensive loss......................     (34,561)      (9,672)
  Treasury stock, at cost: 4,112,100 shares in 2000.........          --      (40,178)
                                                              ----------   ----------
     Total stockholders' investment.........................     447,408      700,095
                                                              ----------   ----------
                                                              $2,533,436   $2,892,747
                                                              ==========   ==========

   The accompanying notes are an integral part of these consolidated balance sheets.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     YEARS ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                               2001            2000            1999
                                                           -------------   -------------   -------------
                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................................................   $2,467,433      $2,531,953      $2,170,003
Cost of sales............................................    2,190,248       2,160,359       1,823,103
                                                            ----------      ----------      ----------
  Gross profit...........................................      277,185         371,594         346,900
Selling, general and administrative expenses.............      139,203         137,003         105,950
Amortization expense.....................................       24,804          21,517          15,803
Restructuring and asset impairment charges...............      383,739         141,326              --
                                                            ----------      ----------      ----------
  Operating income (loss)................................     (270,561)         71,748         225,147
Interest expense.........................................       80,319          71,162          39,491
Interest income..........................................       (6,554)         (6,451)         (1,510)
                                                            ----------      ----------      ----------
  Income (loss) before provision for income taxes, equity
     in earnings of joint ventures and minority
     interest............................................     (344,326)          7,037         187,166
Provision (benefit) for income taxes.....................      (73,312)          2,619          74,866
                                                            ----------      ----------      ----------
  Income (loss) before equity in earnings of joint
     ventures, minority interest and extraordinary
     item................................................     (271,014)          4,418         112,300
Equity in earnings of joint ventures, net................       17,250          22,480          15,268
Minority interest, net...................................      (13,760)        (10,476)        (10,480)
                                                            ----------      ----------      ----------
  Income (loss) before extraordinary item................     (267,524)         16,422         117,088
Extraordinary loss on early extinguishment of debt,
  net....................................................           --           2,988              --
                                                            ----------      ----------      ----------
     Net income (loss)...................................   $ (267,524)     $   13,434      $  117,088
                                                            ==========      ==========      ==========
Basic earnings (loss) per share (Note 4):
  Income (loss) before extraordinary loss................   $    (5.87)     $     0.35      $     2.50
  Extraordinary loss.....................................           --           (0.06)             --
                                                            ----------      ----------      ----------
     Net income (loss)...................................   $    (5.87)     $     0.29      $     2.50
                                                            ==========      ==========      ==========
Diluted earnings (loss) per share (Note 4):
  Income (loss) before extraordinary loss................   $    (5.87)     $     0.34      $     2.10
  Extraordinary loss.....................................           --           (0.06)             --
                                                            ----------      ----------      ----------
     Net income (loss)...................................   $    (5.87)     $     0.28      $     2.10
                                                            ==========      ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                                             COMMON STOCK       ADDITIONAL              WARRANTS TO      DEFERRED
                                          -------------------    PAID-IN     RETAINED     ACQUIRE      COMPENSATION
                                            SHARES     AMOUNT    CAPITAL     EARNINGS   COMMON STOCK      PLANS
                                          ----------   ------   ----------   --------   ------------   ------------
                                                        (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, DECEMBER 31, 1998..............  46,281,880    $463     $426,471    $177,434     $ 2,000        $     --
Conversion of Edgewood notes............     250,000       3          755          --          --              --
Exercise of options.....................     125,000       1          996          --          --              --
Sales of stock under Employee Stock
  Discount Purchase Plan................     222,574       2        3,579          --          --              --
Deferred Income Stock Plan..............          --      --        4,484          --          --          (4,484)
Non-employee options grant..............          --      --          897          --          --              --
Collection of common stock subscriptions
  receivable............................          --      --           28          --          --              --
Net income..............................          --      --           --     117,088          --              --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --      --           --          --          --              --
Total comprehensive income..............
                                          ----------    ----     --------    --------     -------        --------
BALANCE, DECEMBER 31, 1999..............  46,879,454     469      437,210     294,522       2,000          (4,484)
Conversion of warrants..................     400,000       4        5,596          --      (2,000)             --
Exercise of options.....................      56,000       1          348          --          --              --
Sales of stock under Employee Stock
  Discount Purchase Plan................     224,342       2        2,843          --          --              --
Deferred Income Stock Plan..............      24,595      --        4,458          --          --          (4,458)
Common share repurchase.................          --      --           --          --          --              --
Net income..............................          --      --           --      13,434          --              --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --      --           --          --          --              --
Total comprehensive income..............
                                          ----------    ----     --------    --------     -------        --------
BALANCE, DECEMBER 31, 2000..............  47,584,391     476      450,455     307,956          --          (8,942)
Conversion of Edgewood and 5%
  convertible notes.....................     273,862       3          825          --          --              --
Exercise of options.....................      42,750      --          268          --          --              --
Sales of stock under Employee Stock
  Discount Purchase Plan................     172,502       2        1,167          --          --              --
Deferred Income Stock Plan..............          --      --        1,279          --          --          (1,279)
Restricted stock issued in exchange for
  stock options.........................          --      --        5,350          --          --          (5,350)
Private placement of common stock.......       3,637      --       (2,717)         --          --              --
Net loss................................          --      --           --    (267,524)         --              --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --      --           --          --          --              --
Transition adjustment relating to loss
  on qualifying cash flow hedges........          --      --           --          --          --              --
Unrealized loss on qualifying cash flow
  hedges................................          --      --           --          --          --              --
Minimum pension liability...............          --      --           --          --          --              --
Total comprehensive loss................
                                          ----------    ----     --------    --------     -------        --------
BALANCE, DECEMBER 31, 2001..............  48,077,142    $481     $456,627    $ 40,432     $    --        $(15,571)
                                          ==========    ====     ========    ========     =======        ========

                                                                   ACCUMULATED
                                             TREASURY STOCK           OTHER           TOTAL
                                          ---------------------   COMPREHENSIVE   STOCKHOLDERS'
                                            SHARES      AMOUNT    INCOME (LOSS)    INVESTMENT
                                          ----------   --------   -------------   -------------
                                              (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
BALANCE, DECEMBER 31, 1998..............          --   $     --     $    428        $ 606,796
Conversion of Edgewood notes............          --         --           --              758
Exercise of options.....................          --         --           --              997
Sales of stock under Employee Stock
  Discount Purchase Plan................          --         --           --            3,581
Deferred Income Stock Plan..............          --         --           --               --
Non-employee options grant..............          --         --           --              897
Collection of common stock subscriptions
  receivable............................          --         --           --               28
Net income..............................          --         --           --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --         --       (3,010)
Total comprehensive income..............                                              114,078
                                          ----------   --------     --------        ---------
BALANCE, DECEMBER 31, 1999..............          --         --       (2,582)         727,135
Conversion of warrants..................          --         --           --            3,600
Exercise of options.....................          --         --           --              349
Sales of stock under Employee Stock
  Discount Purchase Plan................          --         --           --            2,845
Deferred Income Stock Plan..............          --         --           --               --
Common share repurchase.................  (4,112,100)   (40,178)          --          (40,178)
Net income..............................          --         --           --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --         --       (7,090)
Total comprehensive income..............                                                6,344
                                          ----------   --------     --------        ---------
BALANCE, DECEMBER 31, 2000..............  (4,112,100)   (40,178)      (9,672)         700,095
Conversion of Edgewood and 5%
  convertible notes.....................          --         --           --              828
Exercise of options.....................          --         --           --              268
Sales of stock under Employee Stock
  Discount Purchase Plan................          --         --           --            1,169
Deferred Income Stock Plan..............     479,337         --           --               --
Restricted stock issued in exchange for
  stock options.........................          --         --           --               --
Private placement of common stock.......   3,632,763     40,178           --           37,461
Net loss................................          --         --           --
Other comprehensive loss -- foreign
  currency translation adjustment.......          --         --       (2,115)
Transition adjustment relating to loss
  on qualifying cash flow hedges........          --         --       (4,200)
Unrealized loss on qualifying cash flow
  hedges................................          --         --       (4,102)
Minimum pension liability...............          --         --      (14,472)
Total comprehensive loss................                                             (292,413)
                                          ----------   --------     --------        ---------
BALANCE, DECEMBER 31, 2001..............          --   $     --     $(34,561)       $ 447,408
                                          ==========   ========     ========        =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           2001          2000          1999
                                                        -----------   -----------   -----------
                                                                (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
  Net income (loss)...................................  $  (267,524)  $    13,434   $   117,088
  Adjustments required to reconcile net income (loss)
     to net cash provided by operating activities-
     Depreciation and amortization....................      159,893       144,805       111,611
     Deferred income tax provision (benefit)..........      (80,758)      (23,373)       45,528
     Extraordinary loss on extinguishment of debt,
       net............................................           --         2,988            --
     Equity in earnings of joint ventures, net........      (17,250)      (22,480)      (15,268)
     Restructuring and asset impairment charge........      383,739       141,326            --
     Change in other operating items:
       Accounts receivable............................       74,515       111,706       (73,903)
       Inventories....................................       21,415         6,789        (9,340)
       Prepaid tooling and other......................      129,339      (115,780)       52,270
       Accounts payable and accrued liabilities.......      148,802      (119,763)       40,491
       Other assets and liabilities...................      (38,356)      (47,004)      (56,474)
                                                        -----------   -----------   -----------
          Net cash provided by operating activities...      513,815        92,648       212,003
                                                        -----------   -----------   -----------
INVESTING ACTIVITIES:
  Capital expenditures, net...........................     (193,955)      (93,588)     (197,315)
  Acquisitions, net of cash acquired..................       (2,689)     (182,252)     (320,662)
  Acquisition of joint venture interests and other....       (2,729)      (46,295)      (68,594)
  Net proceeds from sale of Roanoke Heavy Truck
     Business.........................................           --        55,353            --
  Change in restricted cash...........................           --            --         2,677
                                                        -----------   -----------   -----------
          Net cash used for investing activities......     (199,373)     (266,782)     (583,894)
                                                        -----------   -----------   -----------
FINANCING ACTIVITIES:
  Proceeds from borrowings............................    2,308,821     3,372,311     2,208,667
  Repayments of debt..................................   (2,643,860)   (3,299,737)   (1,841,229)
  Net proceeds from issuance of senior Euro notes.....           --       134,700            --
  Net proceeds from issuance of common stock..........        1,530         6,794         4,636
  Net proceeds from private placement of common
     stock............................................       37,461            --            --
  Payments for repurchase of common shares............           --       (40,178)           --
                                                        -----------   -----------   -----------
          Net cash provided by (used for) financing
            activities................................     (296,048)      173,890       372,074
                                                        -----------   -----------   -----------
Net Change in Cash and Cash Equivalents...............       18,394          (244)          183
Cash and Cash Equivalents, beginning of year..........        3,373         3,617         3,434
                                                        -----------   -----------   -----------
Cash and Cash Equivalents, end of year................  $    21,767   $     3,373   $     3,617
                                                        ===========   ===========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of amounts capitalized...........  $    79,099   $    63,776   $    36,023
                                                        ===========   ===========   ===========
  Income taxes (refunded) paid........................  $   (12,853)  $    18,808   $    17,136
                                                        ===========   ===========   ===========
NON CASH FINANCING ACTIVITIES:
  Notes payable converted to common stock.............  $       828   $        --   $       758
                                                        ===========   ===========   ===========
  Non-employee options grant..........................  $        --   $        --   $       897
                                                        ===========   ===========   ===========
  Deferred Income Stock Plan..........................  $     1,279   $     4,458   $     4,484
                                                        ===========   ===========   ===========
  Issuance of restricted stock for options............  $     5,350   $        --   $        --
                                                        ===========   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND BASIS OF PRESENTATION:

     Tower Automotive, Inc. and subsidiaries (the "Company") produces a broad range of assemblies and modules for vehicle frames, upper body structures and suspension systems for the global automotive industry. Including both wholly-owned subsidiaries and investments in joint ventures, the Company has facilities in the United States, Canada, Italy, Germany, Hungary, Poland, Brazil, India, Slovakia, Korea, Japan, China, and Mexico.

2.  SIGNIFICANT ACCOUNTING POLICIES:

  PRINCIPLES OF CONSOLIDATION:

     The accompanying consolidated financial statements include the accounts of Tower Automotive, Inc., its wholly-owned subsidiaries, and its majority-owned and majority-controlled investments. All material intercompany accounts and transactions have been eliminated in consolidation.

     As part of the acquisition of Automotive Products Company in 1997, the Company acquired a 60 percent joint venture interest in Tower Golden Ring, which produces certain parts in China. The remaining 40 percent of the joint venture is owned by unrelated third parties. Prior to the third quarter of 2001, this investment was accounted for using the equity method since all significant business decisions required the approval of 80 percent of the joint venture partners. During the third quarter of 2001, the Company determined that its relationship with the other investors and the fact that representatives appointed by the Company hold key management positions within the joint venture allowed it to exercise significant control over significant business decisions. As a result, this joint venture was consolidated effective as of the third quarter of 2001. The Company's investments in Metalsa and Yorozu are accounted for using the equity method. The Company's minority-controlled investments (less than 20 percent ownership) are accounted for under the cost method.

  CASH AND CASH EQUIVALENTS:

     Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less. Cash equivalents are stated at cost which approximates fair value.

  SUBORDINATED INTEREST IN ACCOUNTS RECEIVABLE:

     In June 2001, the Company entered into a financing agreement whereby its domestic operating units sell eligible customer receivables on an ongoing basis to a newly formed, fully consolidated, financing entity. The financing entity subsequently sells its interest in the receivables to a third party funding agent in exchange for cash and a subordinated interest in the unfunded receivables transferred. The Company acts as an administrative agent in the management and collection of accounts receivable sold.

     At December 31, 2001, the Company sold approximately $111.2 million of net accounts receivable in exchange for $15.2 million of cash and a retained subordinated interest in the receivables sold of approximately $96.0 million. The receivables sold represented amounts owed to the Company from customers as of November 30, 2001. The majority of such receivables were collected in December 2001 and as a result, the Company's retained interest in accounts receivable is not significant as of December 31, 2001 and is not presented separately from accounts receivable. The net proceeds from the sale of the receivables were used to pay down borrowings under the Company's revolving credit facility. As of December 31, 2001, the Company recorded a liability to the funding agent of $15.2 million, which represents receivables for which the Company has received collections from customers and are required to be submitted to the funding agent. Settlement of amounts due to the funding agent, as well as the cost of funding at a rate of approximately 7.6 percent, occurs during the month subsequent to the sale of the receivables.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  INVENTORIES:

     Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

     Inventories consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Raw materials...............................................  $ 52,579   $ 54,958
Work-in-process.............................................    24,636     40,281
Finished goods..............................................    35,321     37,239
                                                              --------   --------
                                                              $112,536   $132,478
                                                              ========   ========

  TOOLING AND OTHER DESIGN COSTS:

     Tooling and other design costs represent costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products. The Company follows the provisions of Emerging Issues Task Force ("EITF") Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements," that requires all pre-production tooling costs incurred for tools that the Company will not own and that will be used in producing products to be supplied under long-term supply agreements be expensed as incurred unless the supply agreement provides the supplier with the noncancellable right to use the tools or the reimbursement of such costs is contractually guaranteed by the customer. At the time that the customer awards a contract to the Company, the customer agrees to reimburse the Company for certain of its tooling costs either in the form of a lump sum payment or by reimbursement on a piece price basis. When the part for which tooling has been developed reaches a production-ready status, the Company is reimbursed by its customers for the cost of the tooling (in instances of lump sum payment), at which time the tooling becomes the property of the customers. For those costs related to other tooling and design costs reimbursed through the piece price as contractually guaranteed, such costs are capitalized as property, plant and equipment and amortized using the unit of production method over the life of the related product. The Company has certain other tooling costs related to tools for which the Company has the contractual right to use the tool over the life of the supply arrangement, which are capitalized as property, plant and equipment and amortized over the life of the related product. The components of capitalized tooling costs are as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2001       2000
                                                              -------   --------
Reimbursable pre-production design and development costs....  $ 5,628   $  2,442
Customer-owned tooling......................................   51,019     85,416
Supplier-owned tooling......................................   28,533     18,197
                                                              -------   --------
     Total..................................................  $85,180   $106,055
                                                              =======   ========

     All tooling amounts owned by the customer for which the Company expects reimbursement are recorded in other current and other long-term assets on the accompanying consolidated balance sheet. If the Company forecasts that the amount of capitalized tooling and design costs exceeds the amount to be realized through the sale of product, a loss is recognized currently.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  PROPERTY, PLANT AND EQUIPMENT:

     Property, plant and equipment consisted of the following (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2000
                                                              ----------   ----------
Land........................................................  $    8,058   $    7,126
Buildings and improvements..................................     348,200      310,129
Machinery and equipment.....................................   1,095,955    1,028,365
Construction in progress....................................     145,108      165,260
                                                              ----------   ----------
                                                               1,597,321    1,510,880
Less-Accumulated depreciation...............................    (477,062)    (399,100)
                                                              ----------   ----------
     Net property, plant and equipment......................  $1,120,259   $1,111,780
                                                              ==========   ==========

     Property, plant and equipment acquired in the acquisitions discussed in
Note 6 was recorded at its fair value, determined based on appraisals, as of the respective acquisition dates. Additions to property, plant and equipment following the acquisitions are stated at cost. For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements..................................  15 to 40 years
Machinery and equipment.....................................   3 to 20 years

     Accelerated depreciation methods are used for tax reporting purposes.

     Interest is capitalized during the construction of major facilities and is amortized over their estimated useful lives. Interest of $14.6 million was capitalized during the year ended December 31, 2001, $12.9 million was capitalized during the year ended December 31, 2000 and $6.9 million was capitalized during the year ended December 31, 1999.

     Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the related item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts, and any residual values after considering proceeds are charged or credited to income.

  GOODWILL:

     Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and through December 31, 2001, was being amortized on a straight-line basis over 40 years.

     The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill and other long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets were not recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of goodwill, the Company would recognize an impairment loss. Impairment losses are measured by comparing fair value of the goodwill as determined by discounting the future cash flows at a market rate of interest.

     During the fourth quarter of 2001, the Company recorded a goodwill impairment charge of $87.5 million as a result of the restructuring of certain operations (See Note 3). In addition, based upon the Company's current operating plans (including the organizational realignment initiative discussed in Note 3) and current and forecasted trends in the automotive industry, the Company re-evaluated the carrying amount of goodwill

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
and other long-lived assets. Based upon this analysis, the Company determined that an additional $108.6 million of goodwill and $97.0 million of manufacturing equipment and other assets were impaired. As a result, these assets were written down to their estimated fair value as discussed above (See Note 3).

  OTHER ASSETS:

     Other assets consist primarily of deferred rent expense and debt issuance costs. Debt issue costs are amortized on a straight-line basis over the term of the related obligations.

  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and revolving credit facilities approximates fair value because of the short maturity of these instruments. The carrying amount of the Company's long-term debt approximates fair value because of the variability of the interest cost associated with these instruments. The fair value of the Company's Convertible Subordinated Notes and Preferred Securities approximated $167.5 million and $111.3 million, respectively, as of December 31, 2001.

  DERIVATIVE FINANCIAL INSTRUMENTS:

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The effect of this change as of January 1, 2001, was a pretax charge to accumulated other comprehensive loss of $6.8 million ($4.2 million net of income tax benefit).

     The Company uses derivative financial instruments principally to manage the risk that changes in interest rates will affect the amount of its future interest payments. Interest rate swap contracts are used to adjust the proportion of total debt that is subject to variable and fixed interest rates. Under these agreements, the Company agrees to pay an amount equal to a specified fixed rate times a notional principal amount, and to receive in return an amount equal to a specified variable rate times the same notional principal amount. The notional amounts of the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually will represent the net present value, at current rates of interest, of the remaining obligation to exchange payments under the term of the contract.

     The interest rate swap contracts are recorded at fair value in the consolidated balance sheet as accrued liabilities and the related gains or losses on these contracts are deferred in stockholders' investment (as a component of other comprehensive income (loss)). Amounts to be paid or received under the contracts are accrued as interest rates change and are recognized over the life of the contracts as an adjustment to interest expense. The net effect of this accounting is that interest expense on the portion of variable rate debt being hedged is generally recorded based on fixed interest rates.

     During September 2000, the Company entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of its floating rate indebtedness under its $1.15 billion senior unsecured credit facility. The contract has the effect of converting the floating rate interest to a fixed rate of approximately 6.9 percent, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance the Company's fixed-rate and floating-rate debt portfolios and expires in September 2005. As of December 31, 2001, this is the only swap contract the Company has

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
outstanding. The fair value of the interest rate swap agreement at December 31, 2001 and 2000 was a liability of $13.4 million and $6.9 million, respectively, representing the cost that would be incurred to terminate the agreement. This swap contract has been designated as a highly effective cash flow hedge and accordingly, gains or losses on any ineffectiveness was not material to any period.

  OTHER NONCURRENT LIABILITIES:

     Other noncurrent liabilities consisted of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Post-retirement benefits....................................  $ 86,382   $ 93,668
Purchase accounting reserves................................    43,119     68,369
Other.......................................................    72,134     38,157
                                                              --------   --------
                                                              $201,635   $200,194
                                                              ========   ========

  REVENUE RECOGNITION AND SALES COMMITMENTS:

     The Company recognizes revenue as its products are shipped to its customers. The Company enters into agreements to produce products for its customers at the beginning of a given vehicle's life. Once such agreements are entered into by the Company, fulfillment of the customers' purchasing requirements is the obligation of the Company for the entire production life of the vehicle, with terms of three to ten years and the Company has no provisions to terminate such contracts. In certain instances, the Company may be committed under existing agreements to supply product to its customers at selling prices which are not sufficient to cover the direct cost to produce such product. In such situations, the Company records a liability for the estimated future amount of such losses. Such losses are recognized at the time that the loss is probable and reasonably estimable and is recorded at the minimum amount necessary to fulfill the Company's obligations to its customers. Losses are discounted and are estimated based upon information available at the time of the estimate, including future production volume estimates, length of the program and selling price and production cost information.

  INCOME TAXES:

     The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

  COMPREHENSIVE INCOME (LOSS):

     Comprehensive income (loss) reflects the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments, minimum pension liability adjustments, and gains or losses on qualifying cash flow hedges in accordance with SFAS No. 133.

  SEGMENT REPORTING:

     In accordance with SFAS No. 131, the Company uses the "management approach" to reporting segment disclosures. The management approach designates the internal organization that is used by management for

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers.

  STOCK OPTIONS:

     The Company accounts for stock options under the provisions of Accounting Principles Board opinion ("APB") No. 25, under which no compensation expense is recognized when the stock options are granted to employees and directors at fair market value. The pro forma effects had the Company followed the provisions of SFAS No. 123 are included in Note 4. The Company may also grant stock options to outside consultants. The fair value of these option grants are expensed over the period services are rendered based on the Black-Scholes valuation model.

  USE OF ESTIMATES:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from those estimates.

  FOREIGN CURRENCY TRANSLATION:

     Assets and liabilities of the Company's foreign operations are translated into U.S. dollars using the year-end rates of exchange. Results of operations are translated at average rates prevailing throughout the period. Translation gains or losses are accumulated as a separate component of "other comprehensive loss" in the accompanying consolidated statements of stockholders' investment.

  RECLASSIFICATIONS:

     Certain prior year amounts were reclassified to conform to the current year presentation.

  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     On June 29, 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Intangible Assets." Major provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, rented or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but tested for impairment annually, except in certain circumstances, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing; effective January 1, 2002, goodwill is no longer subject to amortization.

     The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. As of December 31, 2001, the Company has unamortized goodwill of $567.1 million that will be subject to the transition provisions of the Statements. The Company has not yet determined the impact of adopting these Statements on its earnings and financial position, including whether it will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle. Application of the nonamortization provisions of the Statements is expected to result in a

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
reduction in goodwill amortization expense of approximately $16 million in fiscal 2002, after reflecting 2001 goodwill writedowns of $196.1 million.

     In July 2001, the FASB issued SFAS No. 144, "Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. The provisions of this Statement provide a single accounting model for impairment of long-lived assets. The adoption of SFAS No. 144 on January 1, 2002 is not expected to have a material impact on the Company's financial position or its results of operations.

3.  RESTRUCTURING AND ASSET IMPAIRMENT CHARGES:

  SEBEWAING AND MILWAUKEE PRESS OPERATIONS:

     In October 2001, the Company's board of directors approved a restructuring of the enterprise that included the closing of the Sebewaing, Michigan facility. In addition, in December 2001, the Company's board of directors approved a restructuring plan that related to the consolidation of technical activities and a reduction of other salaried colleagues in conjunction with a reorganization of the Company's U.S. and Canada operations and the relocation of some component manufacturing from the Company's Milwaukee Press Operations to other Tower locations. As a result of these realignment efforts (the "2001 Plan"), the Company recorded a restructuring charge in the fourth quarter of 2001 of $178.1 million, which reflects the estimated qualifying "exit costs" to be incurred over the next 12 months pertaining to the 2001 Plan.

     The 2001 Plan charge includes costs associated with asset impairments, severance and outplacement costs related to employee terminations and certain other exit costs. These activities are anticipated to result in a reduction of more than 700 colleagues in the Company's technical and administrative centers in Novi, Rochester Hills, and Grand Rapids, Michigan; Milwaukee, Wisconsin; and its U.S. and Canada manufacturing locations. Through December 31, 2001, the Company had eliminated approximately 270 colleagues pursuant to the 2001 Plan. The estimated restructuring charge does not cover certain aspects of the 2001 Plan, including movement of equipment and employee relocation and training. These costs will be recognized in future periods as incurred.

     The asset impairments consist of long-lived assets, including fixed assets, buildings and manufacturing equipment from the facilities the Company intends to dispose of or discontinue, and goodwill. The carrying value of the long-lived assets written off was approximately $127.4 million as of December 31, 2001. Fixed assets that will be disposed of as part of the 2001 Plan were written down to their estimated residual values. For assets that will be sold currently, the Company measured impairment based on estimated proceeds on the sale of the facilities and equipment. These asset impairments have arisen as a consequence of the Company making the decision to exit these activities during the fourth quarter of 2001.

     Based on the current plan, the Company anticipates this charge will require cash payments of approximately $34.9 million combined with the $127.4 million write-off of assets and other future obligations of $15.8 million. The asset write-offs include $87.5 million of goodwill associated with Sebewaing and Milwaukee Press Operations, $20.6 million of property, plant and equipment associated with the Sebewaing operations and $12.1 million of property, plant and equipment associated with the Milwaukee Press Operations business that will be discontinued. Additionally, there was $7.2 million of property and building write downs associated with the decision to consolidate the Company's technical centers.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     The accrual for operational realignment and other costs is included in accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001 (in millions):

                                                         SEVERANCE AND
                                              ASSET      OUTPLACEMENT    OTHER EXIT
                                           IMPAIRMENTS       COSTS         COSTS       TOTAL
                                           -----------   -------------   ----------   -------
Provision and reclassifications..........    $ 127.4         $24.6         $26.1      $ 178.1
Reclassification from 2000 Plan..........         --            --           5.9          5.9
Cash payments............................         --          (0.7)         (0.6)        (1.3)
Non cash charges.........................     (127.4)           --            --       (127.4)
                                             -------         -----         -----      -------
Balance at December 31, 2001.............    $    --         $23.9         $31.4      $  55.3
                                             =======         =====         =====      =======

  SUBSEQUENT EVENT (UNAUDITED):

     On January 31, 2002, the Company announced that it will discontinue the remaining stamping and ancillary processes currently performed at the Company's Milwaukee Press Operations and relocate the remaining work to other Tower locations or Tier II suppliers. The Company expects to complete the transfer process during the second quarter of 2002. As a result of these efforts, the Company expects to record a restructuring charge in the first quarter of 2002 totaling approximately $75 million.

  HEAVY TRUCK AND KALAMAZOO STAMPING OPERATIONS:

     In October 2000, the Company's board of directors approved a comprehensive operational realignment plan (the "2000 Plan") to improve the Company's long-term competitive position and lower its cost structure. The 2000 Plan included phasing out the heavy truck rail manufacturing in Milwaukee, Wisconsin; reducing stamping capacity by closing the Kalamazoo, Michigan facility; and consolidating related support activities across the enterprise. The Company recognized a charge to operations of approximately $141.3 million in the fourth quarter of 2000, which reflected the estimated qualifying "exit costs" to be incurred over the ensuing twelve months.

     The 2000 Plan charge included costs associated with asset impairments, severance and outplacement costs related to employee terminations, loss contract provisions and certain other exit costs. These activities resulted in a reduction of approximately 850 employees.

     The asset impairments consisted of long-lived assets, including fixed assets, manufacturing equipment and land, from the facilities the Company intends to dispose of or discontinue. For assets that were disposed of currently, the Company measured impairment based on estimated proceeds on the sale of the facilities and equipment. The carrying value of the long-lived assets held for sale or disposal was approximately $3.8 million as of December 31, 2001. For assets that will be held and used in the future, the Company prepared a forecast of expected undiscounted cash flows to determine whether asset impairment existed, and used fair values to measure the required write-downs. These asset impairments have arisen as a consequence of the Company making the decision to exit these activities during the fourth quarter of 2000.

     The Company anticipated this charge would require cash payments of approximately $37.6 million combined with the write-off of assets having a book value of approximately $103.7 million. Actual amounts have been revised by $5.9 million compared to the original estimate. The assets written off included Milwaukee heavy truck rail manufacturing machinery and equipment of approximately $47.3 million, Milwaukee and corporate campus support operating assets of approximately $46.1 million, Kalamazoo stamping operation's land, buildings and equipment of approximately $5.7 million and Granite City stamping, machinery and equipment of $4.6 million.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     The accrual for the 2000 Plan has been fully utilized and revised as of December 31, 2001. The table below summarizes the accrued operational realignment and other charges through December 31, 2001 (in millions):

                                               SEVERANCE AND
                                    ASSET      OUTPLACEMENT      LOSS      OTHER EXIT
                                 IMPAIRMENTS       COSTS       CONTRACTS     COSTS       TOTAL
                                 -----------   -------------   ---------   ----------   -------
Provision......................    $ 103.7        $  25.2        $ 8.1       $ 4.3      $ 141.3
Cash payments..................         --           (8.7)        (2.5)       (0.3)       (11.5)
Non cash charges...............     (103.7)            --           --          --       (103.7)
                                   -------        -------        -----       -----      -------
Balance at December 31, 2000...         --           16.5          5.6         4.0         26.1
Cash payments..................         --          (13.6)        (4.2)       (2.4)       (20.2)
Revision of estimate...........         --           (2.9)        (1.4)       (1.6)        (5.9)
                                   -------        -------        -----       -----      -------
Balance at December 31, 2001...    $    --        $    --        $  --       $  --      $    --
                                   =======        =======        =====       =====      =======

  NON-RESTRUCTURING ASSET IMPAIRMENTS:

     The restructuring and asset impairment charges line on the accompanying consolidated statement of operations is comprised of both restructuring and non-restructuring related asset impairments. The components of that line are as follows for each of the three years ending December 31, 2001 (in millions):

                                                               2001     2000    1999
                                                              ------   ------   ----
Restructuring and related asset impairments.................  $178.1   $141.3    $--
Other goodwill and asset impairments........................   205.6       --    --
                                                              ------   ------    --
Total.......................................................  $383.7   $141.3    $--
                                                              ======   ======    ==

     The other goodwill and asset impairment charges recorded in 2001 are a result of the Company's review of the carrying amount of certain of its goodwill, fixed assets, and certain investments based upon the Company's current operating plans (including the organizational realignment initiative discussed above) and current and forecasted trends in the automotive industry. Based upon a review of anticipated cash flows, the Company determined that goodwill assigned to two of its plants was impaired and was written off. In addition, the Company identified assets which no longer had sufficient cash flows to support their carrying amounts and were written down to fair value, including its investment in J.L. French.

     The total of the other goodwill and asset impairment charges included above is as follows (in millions):

Goodwill writedown..........................................   $108.6
Other asset impairments.....................................     50.7
Investment in J.L. French impairment........................     46.3
                                                               ------
     Total..................................................   $205.6
                                                               ======

4.  STOCKHOLDERS' INVESTMENT:

  SALE OF COMMON STOCK:

     On August 30, 2001, the Company issued 3,636,400 shares of common stock (par value $0.01 per share) at a price of $11.00 per share in a private placement transaction. The Company used the net proceeds of approximately $37.5 million to repay outstanding indebtedness under its revolving credit facility.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  STOCK REPURCHASE:

     On May 26, 2000, the Company announced that its board of directors approved the purchase of up to $100 million of its common stock, if authorized by the executive committee of the board. The shares may be purchased in the open market at prevailing prices and at times and amounts to be determined by the board's executive committee as market conditions and the Company's capital position warrant. During the year ended December 31, 2000, approximately 4.1 million shares at a total cost of approximately $40.2 million were purchased. The repurchased shares were placed in treasury and were reissued during 2001 for general corporate purposes. There were no shares repurchased during 2001.

  EARNINGS PER SHARE:

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share for the 1999 period was calculated on the following assumptions: (i) the Edgewood notes were converted at the beginning of the respective periods,
(ii) the Convertible Subordinated Notes were converted at the beginning of the respective periods, and (iii) the Preferred Securities (as defined in Note 5) were converted at the beginning of the period. The Convertible Subordinated Notes and Preferred Securities were not included in the computation of earnings per share for the year ended December 31, 2001 and 2000, due to their anti-dilutive effect. In addition, common stock equivalents relating to options and Edgewood notes totaling approximately 230,000 shares, using the treasury stock method, were excluded from the calculation of earnings per share in 2001 because their impact was anti-dilutive.

                                                              YEARS ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                           2001          2000         1999
                                                       ------------   ----------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss)....................................   $(267,524)     $13,434      $117,088
Interest expense on Edgewood notes, net of tax.......          --           30            33
Interest expense on Convertible Subordinated Notes,
  net of tax.........................................          --           --         6,508
Dividends on Preferred Securities, net of tax........          --           --        10,480
                                                        ---------      -------      --------
Net income (loss) applicable to common stockholders--
  diluted............................................   $(267,524)     $13,464      $134,109
                                                        =========      =======      ========
Weighted average number of common shares
  outstanding........................................      45,597       47,100        46,934
Dilutive effect of outstanding stock options and
  warrants after application of the treasury stock
  method.............................................          --          171           560
Dilutive effect of Edgewood notes, assuming
  conversion.........................................          --          289           326
Dilutive effect of Convertible Subordinated Notes,
  assuming conversion................................          --           --         7,729
Dilutive effect of Preferred Securities, assuming
  conversion.........................................          --           --         8,425
                                                        ---------      -------      --------
Diluted shares outstanding...........................      45,597       47,560        63,974
                                                        =========      =======      ========
Basic earnings (loss) per share......................   $   (5.87)     $  0.29      $   2.50
                                                        =========      =======      ========
Diluted earnings (loss) per share....................   $   (5.87)     $  0.28      $   2.10
                                                        =========      =======      ========

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  STOCK OPTION PLAN:

     The Company sponsors the 1994 Key Employee Stock Option Plan (the "Stock Option Plan"), under which any person who is a full-time, salaried employee of the Company (excluding non-management directors) is eligible to participate in the Stock Option Plan (an "Employee Participant"). A committee of the board of directors selects the Employee Participants and determines the terms and conditions of the options. The Stock Option Plan provides for the issuance of options up to 3,000,000 shares of Common Stock at exercise prices equal to the stock market price on the date of grant, subject to certain adjustments reflecting changes in the Company's capitalization. Information regarding the Stock Option Plan is as follows:

                                                                               WEIGHTED
                                                                  WEIGHTED   AVERAGE FAIR
                                      SHARES                      AVERAGE      VALUE OF     EXERCISABLE
                                      UNDER                       EXERCISE     OPTIONS       AT END OF
                                      OPTION     EXERCISE PRICE    PRICE       GRANTED         YEAR
                                    ----------   --------------   --------   ------------   -----------
Outstanding, December 31, 1998....   1,853,350   $ 4.00 - 25.75    $17.89       $10.43        252,100
  Granted.........................     795,500            19.25     19.25
  Exercised.......................    (125,000)    4.00 - 18.94      8.54
  Forfeited.......................     (81,000)    7.56 - 22.97     20.05
                                    ----------   --------------    ------
Outstanding, December 31, 1999....   2,442,850     4.00 - 25.75     13.07         9.51        552,475
  Exercised.......................     (56,000)    4.00 -  7.56      6.48
  Forfeited.......................    (366,500)    4.00 - 25.75     19.20
                                    ----------   --------------    ------
Outstanding, December 31, 2000....   2,020,350     4.00 - 22.97     19.00         9.72        978,725
  Exercised.......................     (42,750)    4.00 -  7.56      6.60
  Converted to restricted stock...  (1,251,500)   17.13 - 22.97     19.98
  Forfeited.......................    (223,500)    4.00 - 22.97     19.70
                                    ----------   --------------    ------
Outstanding, December 31, 2001....     502,600   $ 4.00 - 22.97    $17.29       $ 8.85        378,600
                                    ==========   ==============    ======

     The weighted average exercise price of options exercisable at end of year was $16.59 at December 31, 2001, $18.13 at December 31, 2000 and $16.48 at
December 31, 1999.

     All options granted in the stock option plan have a contractual life of 10 years from the date of grant and vest ratably over a four-year period from the date of grant.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     In March 1999, the Company's board of directors adopted and shareholders approved the Tower Automotive Inc. Long Term Incentive Plan ("Incentive Plan"). The Incentive Plan is designed to promote the long term success of the Company through stock based compensation by aligning the interests of participants with those of its stockholders. Eligible participants under the Incentive Plan include key company colleagues, directors, and outside consultants. Awards under the Incentive Plan may include stock options, stock appreciation rights, performance shares, and other stock based awards. The Incentive Plan provides for the issuance of up to 3,000,000 shares of common stock. A committee of the board of directors is responsible for administration, participant selection, and determination of terms and conditions of the Incentive Plan. Information regarding the Incentive Plan is as follows:

                                                                               WEIGHTED
                                                                               AVERAGE
                                                                    WEIGHTED     FAIR
                                        SHARES                      AVERAGE    VALUE OF   EXERCISABLE
                                         UNDER                      EXERCISE   OPTIONS     AT END OF
                                        OPTION     EXERCISE PRICE    PRICE     GRANTED       YEAR
                                       ---------   --------------   --------   --------   -----------
Granted..............................    405,000   $        19.25    $19.25
Granted..............................    121,490            26.81     26.81
                                       ---------   --------------    ------
Outstanding, December 31, 1999.......    526,490    19.25 - 26.81     20.99     $9.08            --
Granted..............................  1,315,480            13.19     13.19
Granted..............................    120,000            15.56     15.56
Granted..............................     60,000            12.06     12.06
Granted..............................      5,000            11.94     11.94
Granted..............................      5,000             9.63      9.63
Granted..............................      5,000            10.75     10.75
Granted..............................     10,000            10.19     10.19
Granted..............................    120,000             9.13      9.13
Forfeited............................   (179,000)   13.19 - 19.25     18.44
                                       ---------   --------------    ------
Outstanding, December 31, 2000.......  1,987,970     9.13 - 26.81     14.61      7.94        70,000
Granted..............................    918,450            11.33     11.33
Converted to restricted stock........   (252,000)           19.25     19.25
Forfeited............................   (273,450)    9.13 - 13.19     10.62
                                       ---------   --------------    ------
Outstanding, December 31, 2001.......  2,380,970   $ 9.63 - 26.81    $13.36     $7.48       373,783
                                       =========   ==============    ======

     Options granted in each of the past three years have a remaining contractual life of five to 10 years and vest ratably over a four-year period from the date of grant. The weighted average exercise price of options exercisable under the Incentive Plan was $13.65 at December 31, 2001 and $19.25 at December 31, 2000. No options issued under the Incentive Plan were exercisable as of December 31, 1999.

  INDEPENDENT DIRECTOR STOCK OPTION PLAN:

     In February 1996, the Company's board of directors approved the Tower Automotive, Inc. Independent Director Stock Option Plan (the "Director Option Plan") that provides for the issuance of options to Independent Directors, as defined, to acquire up to 200,000 shares of the Company's Common Stock, subject to certain adjustments reflecting changes in the Company's capitalization. The option exercise price must be at least equal to the fair value of the Common Stock at the time the option is issued. Vesting is determined by

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
the board of directors at the date of grant and in no event can be less than six months from the date of grant. Information regarding the Director Option Plan is as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                             WEIGHTED     FAIR
                                  SHARES                     AVERAGE    VALUE OF   EXERCISABLE
                                   UNDER                     EXERCISE   OPTIONS     AT END OF
                                  OPTION    EXERCISE PRICE    PRICE     GRANTED       YEAR
                                  -------   --------------   --------   --------   -----------
Outstanding, December 31,
  1998..........................  123,000   $7.56 - 22.97     $15.37     $8.38        49,800
  Granted.......................   40,000           19.25      19.25
                                  -------   -------------     ------
Outstanding, December 31,
  1999..........................  163,000    7.56 - 22.97      16.32      8.70        90,600
  Forfeited.....................  (41,000)   7.56 - 22.97      15.37
                                  -------   -------------     ------
Outstanding, December 31,
  2000..........................  122,000    7.56 - 22.97      16.64      8.80        91,200
  Forfeited.....................   (6,800)          19.25      19.25
                                  -------   -------------     ------
Outstanding, December 31,
  2001..........................  115,200   $7.56 - 22.97     $16.49     $8.75       108,400
                                  =======   =============     ======

     The weighted average exercise price of options exercisable under the Director Option Plan was $16.31 at December 31, 2001, $15.59 at December 31, 2000 and $13.56 at December 31, 1999.

  EMPLOYEE STOCK PURCHASE PLAN:

     The Company also sponsors an employee stock discount purchase plan which provides for the sale of up to 1,000,000 shares of the Company's Common Stock at discounted purchase prices, subject to certain limitations. The cost per share under this plan is 85 percent of the market value of the Company's Common Stock at the date of purchase, as defined. During the year ended December 31, 2001, 172,502 shares of Common Stock were issued to employees pursuant to this plan, 224,342 shares of Common Stock were issued during the year ended December 31, 2000, and 222,574 shares of Common Stock were issued during the year ended December 31, 1999. The weighted average fair value of shares sold in 2001, 2000, and 1999 was $6.64, $11.23, and $16.09, respectively.

  DEFERRED STOCK PLANS:

     The Company sponsors the Tower Automotive, Inc. Key Leadership Deferred Income Stock Purchase Plan and the Tower Automotive, Inc. Director Deferred Stock Purchase Plan (the "Deferred Stock Plans"), which allow certain employees to defer receipt of all or a portion of their annual cash bonus and outside directors to defer all or a portion of their annual retainer. The Company makes a matching contribution of one-third of the deferral. The Company matching contribution vests on the 15th day of December of the second plan year following the date of the deferral. In accordance with the terms of the plans, the deferral and Company's matching contribution may be placed in a "Rabbi" trust, which invests solely in the Company's Common Stock. This trust arrangement offers a degree of assurance for ultimate payment of benefits without causing constructive receipt for income tax purposes. Distributions from the trust can only be made in the form of the Company's Common Stock. The assets in the trust remain subject to the claims of creditors of the Company and are not the property of the employee or outside director; therefore, they are included as a separate component of stockholders' investment under the caption Deferred Compensation Plans. The Company recorded $1.3 million, $4.5 million and $4.4 million of expense related to these plans during the years ended December 31, 2001, 2000 and 1999, respectively.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  RESTRICTED STOCK:

     In July 2001, the Company offered to its existing colleagues, and certain consultants, the right to exchange the Company stock options, having an exercise price of $17.125 or more, for shares of restricted stock. As a result of the offer, effective September 17, 2001, the Company issued approximately 530,671 shares of its common stock in exchange for the surrender of options to purchase a total of 1,503,500 shares of the Company's Common Stock. The cost of this exchange was recorded in stockholders' investment as deferred compensation based upon the fair value of stock issued and is being expensed as the restrictions lapse.

  SUPPLEMENTAL RETIREMENT PLAN:

     During 2001, the Company's board of directors approved the Tower Automotive Supplemental Retirement Plan (the "Supplemental Retirement Plan"), which allows certain employees who are restricted in their contributions to the Tower Automotive Retirement Plan by certain statutory limitations on benefits to defer receipt of all or a portion of their annual cash compensation. The Company makes a matching contribution based on the terms of the plan. The Company's matching contributions vests on the first day of the third plan year following the date of the employee's deferral. The Company recorded $0.4 million of compensation expense related to this plan during the year ended December 31, 2001.

  STOCK-BASED COMPENSATION PLANS:

     As discussed above, the Company has three stock option plans: the Stock Option Plan, the Long Term Incentive Plan and the Independent Director Stock Option Plan. Additionally the Company has two stock purchase plans: the Employee Stock Purchase Plan and the Deferred Income Stock Plan. The Company has elected to continue to account for these plans under APB No. 25, under which no compensation cost has been recognized for employee groups and directors eligible for the plans. Had compensation cost for these plans been determined as required under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) and pro forma earnings per share would have been as follows (in thousands, except per share data):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       ---------   -------   --------
Net income (loss)
  As Reported.......................................   $(267,524)  $13,434   $117,088
  Pro Forma.........................................    (271,396)    5,001    109,003
Basic earnings (loss) per share
  As Reported.......................................   $   (5.87)  $  0.29   $   2.50
  Pro Forma.........................................       (5.95)     0.11       2.33
Diluted earnings (loss) per share
  As Reported.......................................   $   (5.87)  $  0.28   $   2.10
  Pro Forma.........................................       (5.95)     0.11       1.97

     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: Risk free interest rates of 4.88 percent in 2001, 5.56 percent to
6.72 percent in 2000, and 4.54 percent in 1999; expected life of seven years for 2001, 2000, and 1999; expected volatility of 52 percent in 2001, 49 percent in 2000, and 40 percent in 1999; expected dividends of zero.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

  OTHER COMMON STOCK EQUIVALENTS:

     In connection with the acquisition of Edgewood Tool and Manufacturing Company ("Edgewood") in May 1994, the Company issued options to acquire 205,968 shares of Common Stock at an exercise price of $3.28 per share. These options are fully exercisable through 2004. As of December 31, 2001, all of these options were exercisable.

     In connection with the acquisition of MSTI in May 1996, the Company issued warrants to MascoTech, Inc. ("MascoTech") to acquire 400,000 shares of Common Stock at an exercise price of $9 per share. On May 5, 2000, MascoTech exercised all of the warrants outstanding under this agreement.

     In addition, the Company has Convertible Subordinated Notes outstanding as discussed in Note 8, and Convertible Preferred Securities as discussed in Note 5.

  DIVIDENDS:

     The Company has not declared or paid any cash dividends in the past. As discussed in Note 8, the Company's debt agreements restrict the amount of dividends the Company can declare or pay. As of December 31, 2001, under the most restrictive debt covenants, the Company could not have paid any cash dividends.

5.  MANDATORILY REDEEMABLE TRUST CONVERTIBLE PREFERRED SECURITIES:

     On June 9, 1998, Tower Automotive Capital Trust (the "Preferred Issuer"), a wholly owned statutory business trust of the Company, completed the offering of $258.8 million of its 6 3/4 percent Trust Convertible Preferred Securities ("Preferred Securities"), resulting in net proceeds of approximately $249.7 million. The Preferred Securities are redeemable, in whole or in part, on or after June 30, 2001 and all Preferred Securities must be redeemed no later than June 30, 2018. The Preferred Securities are convertible, at the option of the holder, into common stock of the Company at a rate of 1.6280 shares of common stock for each Preferred Security, which is equivalent to a conversion price of $30.713 per share. The net proceeds of the offering were used to repay outstanding indebtedness. Minority interest reflected in the accompanying consolidated statements of operations represents dividends on the Preferred Securities at a rate of 6 3/4 percent, net of income tax benefits at the Company's incremental tax rate of 39 percent in 2001 and 40 percent in 2000 and 1999.

     No separate financial statements of the Preferred Issuer have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of the Preferred Issuer are owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) the Preferred Issuer has no independent operations and exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of the Preferred Issuer and investing the proceeds thereof in 6 3/4 percent Convertible Subordinated Debentures due June 30, 2018 issued by the Company and (iii) the obligations of the Preferred Issuer under the Preferred Securities are fully and unconditionally guaranteed by the Company.

6.  ACQUISITIONS AND INVESTMENT IN JOINT VENTURES:

  ACQUISITIONS:

     On November 30, 2000 the Company completed the acquisition of Strojarne Malacky, a.s. ("Presskam"), a manufacturer of upper body structural assemblies for Volkswagen, Porsche and Skoda, located in Bratislava, Slovakia. The Company paid total consideration of approximately $10 million for Presskam and intends to use the investment to further support Volkswagen's Bratislava assembly operation.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     On July 6, 2000, the Company acquired the remaining 60 percent equity interest in Metalurgica Caterina S.A. ("Caterina") for approximately $42 million. The initial 40 percent interest was acquired in March 1998, for approximately $48 million. Caterina is a supplier of structural stampings and assemblies to the Brazilian automotive market, including Volkswagen and Mercedes-Benz.

     On May 3, 2000, the Company acquired all of the outstanding common stock of Algoods, Inc. ("Algoods") for total consideration of approximately $33 million. Algoods manufactures aluminum heat shields and impact discs for the North American automotive industry from aluminum mini-mill and manufacturing operations located in Toronto, Canada. Its primary customer is DaimlerChrysler. The acquisition of Algoods represents a significant investment in processing technology for lightweight materials which complements the Company's existing heat shield capabilities and provides opportunities for application in other lightweight vehicle structural products.

     Effective January 1, 2000, the Company acquired all of the outstanding shares of Dr. Meleghy GmbH & Co. KG Werkzeugbau und Presswerk, Bergisch Gladbach ("Dr. Meleghy") for approximately $86 million plus earnout payments of $2.7 million paid in 2001 and $26.9 million to be paid in 2002. Dr. Meleghy designs and produces structural stampings, assemblies, exposed surface panels and modules to the European automotive industry. Dr. Meleghy also designs and manufactures tools and dies for use in its production and for the external market. Dr. Meleghy operates three facilities in Germany and one facility in both Hungary and Poland. Dr. Meleghy's main customers include DaimlerChrysler, Audi, Volkswagen, Ford, Opel, and BMW. Products offered by Dr. Meleghy include body side panels, floor pan assemblies, and miscellaneous structural stampings.

     On October 29, 1999, the Company invested $21 million for new shares representing a 49 percent equity interest in Seojin Industrial Company Limited ("Seojin"). Seojin is a supplier of frames, modules and structural components to the Korean automotive industry. In addition, the Company advanced $19 million to Seojin in exchange for variable rate convertible bonds (the "Bonds") due October 30, 2009. The conversion rate was based on a predetermined formula that would increase the Company's equity interest to 66 percent. On October 31, 2000, the Company exercised its right to convert the bonds into 17 percent of the common stock of Seojin. Based upon the formula for conversion of the Seojin bonds, the Company paid an additional $1.2 million for the 17 percent equity interest.

     On July 29, 1999, the Company acquired all of the outstanding stock of Active Tool Corporation and Active Products Corporation (collectively, "Active") for total approximate consideration of $315 million. Active, which has five facilities, designs and produces a variety of large unexposed structural stampings, exposed surface panels, and modules to the North American automotive industry. Active's main customers include DaimlerChrysler, Ford, General Motors, and Saturn. Products offered by Active include body sides, pickup box sides, fenders, floor pan assemblies, door panels, pillars, and heat shields. The acquisition of Active enhances the Company's ability to manufacture large and complex structures, as well as exposed surface panels.

     These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the dates of the acquisitions. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill. Results of operations for these acquisitions have been included in the accompanying consolidated financial statements since the dates of acquisition.

     In conjunction with its acquisitions, reserves have been established for certain costs associated with facility shutdown and consolidation activities, for general and payroll related costs primarily for planned

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
employee termination activities, and for provisions for acquired loss contracts. A rollforward of these reserves is as follows (in millions):

                                                     FACILITY         PAYROLL        LOSS
                                                  SHUTDOWN COSTS   RELATED COSTS   CONTRACTS
                                                  --------------   -------------   ---------
December 31, 1999...............................      $13.8            $ 6.4        $ 24.8
  Additions.....................................        1.0               --          12.3
  Utilizations..................................       (7.5)            (2.6)         (8.4)
                                                      -----            -----        ------
December 31, 2000...............................        7.3              3.8          28.7
  Additions.....................................         --               --            --
  Utilization...................................       (2.1)            (2.7)        (11.7)
                                                      -----            -----        ------
December 31, 2001...............................      $ 5.2            $ 1.1        $ 17.0
                                                      =====            =====        ======

     The timing of facility shutdown and consolidation activities were adjusted to reflect customer concerns with supply interruption. As of December 31, 2001, the facilities have been shutdown, but the Company continues to incur costs related to maintenance, taxes and other costs related to buildings that are held for sale. These reserves have been utilized as originally intended and management believes the liabilities recorded for shutdown and consolidation activities are adequate but not excessive as of December 31, 2001.

     A reconciliation of the purchase accounting liabilities detailed in the table above to the total purchase accounting liabilities shown in Note 2 follows (in millions):

                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2000
                                                              -----   -----
Facility shutdown costs.....................................  $ 5.2   $ 7.3
Payroll-related costs.......................................    1.1     3.8
Loss contracts..............................................   17.0    28.7
Environmental liabilities...................................   10.8    12.5
Customer obligations........................................    2.7     4.4
Legal and other.............................................    6.3    11.7
                                                              -----   -----
     Total purchase accounting reserves.....................  $43.1   $68.4
                                                              =====   =====

  INVESTMENT IN JOINT VENTURES:

     On January 2, 2001, the Company invested approximately $2 million in the formation of a prototyping joint venture with Carron Industries. The joint venture, Carron Prototype Center, located in Inkster, Michigan, provides the Company with detail stamping and tooling capabilities and has capacity for full frame prototypes and vehicle builds. The Company accounts for this investment using the cost method.

     On September 21, 2000, the Company acquired a 17 percent equity interest in Yorozu Corporation ("Yorozu"), a supplier of suspension modules and structural parts to the Asian and North American automotive markets, from Nissan Motor Co. Ltd. ("Nissan"). Yorozu is based in Japan and is publicly traded on the first tier of the Tokyo Stock Exchange. Its principal customers include Nissan, Auto Alliance, General Motors, Ford, and Honda. The Company will pay Nissan approximately $68 million over two and one half years for the original 17 percent interest and an option to increase its holdings in Yorozu by 13.8 percent through the purchase of additional Yorozu shares, which was exercised on February 20, 2001. As of December 31, 2001, $29.5 million remains to be paid under these arrangements and is recorded as indebtedness on the Company's balance sheet. As of December 31, 2001, the traded market value of shares held in Yorozu was $17.6 million and the Company's investment in Yorozu was $54.8 million. The Company

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
has determined that the investment in Yorozu has not suffered a permanent decline in market value. This determination is based on the long-term nature of the investment and the fact that the Company believes that there is a significant premium associated with the large block of stock held.

     On March 23, 2000, the Company invested $2.1 million in the formation of a product technology and development joint venture with Defiance Testing & Engineering Services, Inc., a subsidiary of GenTek Inc. The joint venture, DTA Development, located in Westland, Michigan, provides the Company with product-testing services. Traditionally, the Company utilizes both internal and external product testing extensively to validate complex systems during the development stage of a program. This joint venture allows the Company to have access to a broader and more cost efficient range of testing capabilities. DTA Development blends the benefits of chassis product technology and development activities with leading edge commercial testing services.

     On October 14, 1999, the Company loaned $30.0 million to J. L. French Automotive Castings, Inc., ("J.L. French") in exchange for a convertible subordinated promissory note due October 14, 2009 that bears interest at 7.5 percent. On November 30, 2000, the Company exercised its option to convert the note into 7,124 shares of Class A "1" Common Stock of J. L. French, which has a
7.5 percent pay-in-kind dividend right.

     Additionally, on November 30, 2000, the Company invested $2.9 million in J.
L. French through the purchase of Class P Common Stock, which has an 8 percent pay-in-kind dividend right. On May 24, 2000, the Company invested $11.0 million in J. L. French through the purchase of Class A Common Stock. At December 31, 2001, the Company has an ownership interest of approximately 16 percent in J. L. French. As discussed in Note 3, the Company evaluated its investment in J.L. French and determined that the investment has been impaired. Due to this impairment, the Company recorded a charge of $46.3 million to write off the entire investment in J.L. French during the fourth quarter of 2001.

     The Company is a 40 percent partner in Metalsa S. de R.L. ("Metalsa") with Promotora de Empresas Zano, S.A. de C.V. ("Proeza"). Metalsa is the largest supplier of vehicle frames and structures in Mexico. In addition, the parties have entered into a technology sharing arrangement that enables both companies to utilize the latest available product and process technology. Metalsa is headquartered in Monterrey, Mexico and has manufacturing facilities in Monterrey and San Luis Potosi, Mexico. Metalsa's customers include DaimlerChrysler, General Motors, Ford, and Nissan. In connection with the original agreement, the Company paid $120 million to Proeza, with an additional amount of up to $45 million payable based upon net earnings of Metalsa for the years 1998, 1999 and 2000. Based upon Metalsa's 1998 and 1999 net earnings, the Company paid Proeza $9.0 million and $7.9 million of additional consideration during 1999 and 2000, respectively. Based upon Metalsa's 2000 net earnings, the Company paid $8.6 million of additional consideration during the first quarter of 2002.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     Summarized unaudited financial information for Metalsa is as follows (in thousands):

                                                                DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       --------   --------   --------
CONDENSED STATEMENTS OF EARNINGS
  Revenues...........................................  $280,543   $258,951   $239,902
  Operating income...................................  $ 31,940   $ 38,355   $ 54,104
  Net income.........................................  $ 21,520   $ 31,001   $ 28,679
                                                       ========   ========   ========
CONDENSED BALANCE SHEETS
  Current assets.....................................  $115,728   $ 79,182   $ 78,712
  Noncurrent assets..................................   303,717    234,105    147,901
                                                       --------   --------   --------
                                                       $419,445   $313,287   $226,613
                                                       ========   ========   ========
Current liabilities..................................  $ 64,502   $ 58,550   $ 45,288
Noncurrent liabilities...............................   157,819    105,517     55,293
Stockholders' investment.............................   197,124    149,220    126,032
                                                       --------   --------   --------
                                                       $419,445   $313,287   $226,613
                                                       ========   ========   ========

     The accompanying unaudited consolidated pro forma results of operations for the year ended December 31, 2000 give effect to the following as if they were completed at the beginning of the year: (i) the acquisitions of Algoods, Caterina, Seojin and Presskam, (ii) the refinancing of bank indebtedness under the new senior credit facility (Note 8), and (iii) the completion of the sale of the senior Euro notes and the application of the net proceeds therefrom (Note
8). The accompanying unaudited consolidated pro forma results of operations for the year ended December 31, 1999 give effect to the transactions described above and the following as if they were completed at the beginning of the year: (i) the acquisition of Active, (ii) the investment in Seojin, and (iii) the $325 million term loan add on facility (Note 8). The unaudited pro forma financial information does not purport to represent what the Company's results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands, except per share data):

                                                              PRO FORMA FOR THE YEARS
                                                                ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Revenues....................................................  $2,920,727   $2,896,176
Net income..................................................  $    9,276   $  123,109
Basic earnings per share....................................  $     0.20   $     2.63
Diluted earnings per share..................................  $     0.20   $     2.19

7.  DIVESTITURES:

     On December 7, 2000, the Company sold its Roanoke, Virginia heavy truck rail manufacturing business (the "Roanoke Heavy Truck Business") to its joint venture partner, Metalsa, for net proceeds of approximately $55 million, which approximated the book value of the net assets sold, plus an earnout of up to $30 million based on achieving certain profit levels over the three years following the sale. Through December 31, 2001, no additional payments have been earned. The net proceeds were used to repay outstanding indebtedness under the revolving credit facility. The results of operations of the Roanoke Heavy Truck Business are not significant to the operating results of the Company as a whole and have, therefore, been excluded from the pro forma financial information in Note 6.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

8.  LONG-TERM DEBT:

     Long-term debt consisted of the following (in thousands):

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------   ----------
Revolving credit facility, due July 2006, interest at prime
  or LIBOR plus a margin ranging from 0 to 200 basis points
  (3.5 percent at December 31, 2001 and 8.45 percent at
  December 31, 2000)........................................  $   9,300   $  274,000
Revolving credit facility, multi currency borrowings, due
  July 2006, interest at prime or LIBOR plus a margin
  ranging from 0 to 200 basis points (4.26 percent at
  December 31, 2001 and 5.89 percent at December 31, 2000)..     91,308       71,919
Term credit facility, due in quarterly repayments beginning
  June 2002 to July 2006. Interest at prime or LIBOR plus a
  margin ranging from 0 to 200 basis points (3.85 percent at
  December 31, 2001 and 8.27 percent at December 31,
  2000).....................................................    325,000      325,000
R. J. Tower Corporation 9.25 percent Senior Euro Notes due
  August 2010...............................................    133,560      141,330
Industrial development revenue bonds, due in lump sum
  payments in June 2024 and March 2025, interest payable
  monthly at a rate adjusted weekly by the bond remarketing
  agent (2.17 percent at December 31, 2001 and 6.82 percent
  at December 31, 2000).....................................     43,765       43,765
Convertible Edgewood notes, due May 2003, interest at 5.75
  percent payable quarterly.................................         50          878
Other foreign subsidiary indebtedness, consisting primarily
  of borrowings at Seojin, interest ranging from 4.53
  percent to 13.82 percent, renewable annually..............    136,987      151,171
Other.......................................................     30,474       72,969
                                                              ---------   ----------
                                                                770,444    1,081,032
Less -- Current maturities..................................   (169,360)    (147,590)
                                                              ---------   ----------
                                                              $ 601,084   $  933,442
                                                              =========   ==========

     Future maturities of long-term debt as of December 31, 2001 are as follows (in thousands):


2002........................................................  $169,360
2003........................................................    97,157
2004........................................................    77,685
2005........................................................    84,223
2006........................................................   148,108
Thereafter..................................................   193,911
                                                              --------
                                                              $770,444
                                                              ========

     On July 25, 2000, the Company replaced its previous $750 million amortizing credit agreement with a new six-year $1.15 billion senior unsecured credit agreement. The new credit agreement includes a non-amortizing revolving facility of $825 million along with an amortizing term loan of $325 million. The new facility also includes a multi-currency borrowing feature that allows the Company to borrow up to $500 million in certain freely tradable offshore currencies, and letter of credit sublimits of $100 million. As of December 31, 2001, $20.0 million of the outstanding borrowings are denominated in Japanese yen, $55.6 million are denominated in Euro, and $15.7 million are denominated in Canadian dollars. Interest on the new credit

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
facility is at the financial institutions' reference rate, LIBOR, or the Eurodollar rate plus a margin ranging from 0 to 200 basis points depending on the ratio of the consolidated funded debt for restricted subsidiaries of the Company to its total EBITDA. The weighted average interest rate for such borrowings was 7.0 percent and 7.3 percent for years ended December 31, 2001 and 2000, respectively. The new credit agreement has a final maturity of 2006. As a result of the debt replacement, the Company recorded an extraordinary loss, net of tax, of $3.0 million during the third quarter of 2000.

     The Credit Agreement requires the Company to meet certain financial tests, including but not limited to a minimum interest coverage and maximum leverage ratio. The credit agreement limits the Company's ability to pay dividends. As of December 31, 2001, the Company was in compliance with all debt covenants.

     On July 25, 2000, R. J. Tower Corporation (the "Issuer"), a wholly-owned subsidiary of the Company, issued Euro-denominated senior unsecured notes in the amount of E150 million ($133.6 million at December 31, 2001). The notes bear interest at a rate of 9.25 percent, payable semi-annually. The notes rank equally with all of the Company's other unsecured and unsubordinated debt. The net proceeds after issuance costs were used to repay a portion of the Company's existing Euro-denominated indebtedness under its credit facility. The notes mature on August 1, 2010.

     During September 2000, the Company entered into an interest rate swap contract to hedge against interest rate exposure on approximately $160 million of its floating rate indebtedness under its $1.15 billion senior unsecured credit facility. The contracts have the effect of converting the floating rate interest to a fixed rate of approximately 6.9 percent, plus any applicable margin required under the revolving credit facility. The interest rate swap contract was executed to balance the Company's fixed-rate and floating-rate debt portfolios and expires in September 2005.

     For the periods presented through July 24, 2000, the Company's Credit Agreement included an amortizing revolving credit facility that provided for borrowings of up to $750 million on an unsecured basis with a letter of credit sublimit of $75 million. Interest on the credit facility was at the prime rate or LIBOR plus a margin ranging from 17 to 50 basis points depending upon the ratio of the consolidated indebtedness of the Company to its total capitalization.

     In July 1997, the Company completed the offering of $200 million of Convertible Subordinated Notes (the "Notes"). The Notes bear interest at 5 percent, are unsecured, due on August 1, 2004 and are convertible into Common Stock at a conversion price of $25.88 per share. The Company may make optional redemptions of the Notes after August 1, 2000 at amounts ranging from 102.857 percent to 100.714 percent of face value. In the event of a change in control (as defined) the holders of the Notes may require the Company to redeem the Notes at face value plus accrued interest. Proceeds from the Notes were used to repay outstanding indebtedness under the revolving credit facility.

     In 1994 and 1995, the Company issued $25.0 million and $20.0 million, respectively, of industrial development revenue bonds related to the construction and equipping of a manufacturing facility in Bardstown, Kentucky. The bonds are collateralized by letters of credit.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

9.  INCOME TAXES:

     The provision for income taxes consisted of the following (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                        -----------------------------
                                                          2001       2000      1999
                                                        --------   --------   -------
Currently payable --
  Domestic............................................  $    201   $ 19,383   $25,422
  Foreign.............................................     7,245      6,609     3,916
                                                        --------   --------   -------
     Total............................................     7,446     25,992    29,338
Deferred --
  Domestic............................................   (75,139)   (13,264)   46,994
  Foreign.............................................    (5,619)   (10,109)   (1,466)
                                                        --------   --------   -------
     Total............................................   (80,758)   (23,373)   45,528
                                                        --------   --------   -------
     Total............................................  $(73,312)  $  2,619   $74,866
                                                        ========   ========   =======

     A reconciliation of income taxes computed at the statutory rates to the reported income tax provision is as follows (in thousands):

                                                           YEARS ENDED DECEMBER 31,
                                                         ----------------------------
                                                           2001       2000     1999
                                                         ---------   ------   -------
Taxes at federal statutory rates.......................  $(120,514)  $2,463   $65,508
State income taxes, net of federal benefit.............      2,503      852     4,940
Effect of permanent differences, primarily interest
  expense and nondeductible goodwill...................     32,174     (696)    4,418
Valuation allowance....................................     16,254       --        --
Foreign provision in excess of (less than) U.S. tax
  rate.................................................     (3,729)      --        --
                                                         ---------   ------   -------
     Total.............................................  $ (73,312)  $2,619   $74,866
                                                         =========   ======   =======

     The summary of income (loss) before provision (benefit) for income taxes, equity in earnings of joint ventures, minority interests and extraordinary items consisted of the following (in thousands):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         2001       2000       1999
                                                       ---------   -------   --------
Domestic.............................................  $(364,688)  $(4,669)  $183,113
Foreign..............................................     20,362    11,706      4,053
                                                       ---------   -------   --------
     Total...........................................  $(344,326)  $ 7,037   $187,166
                                                       =========   =======   ========

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     A summary of deferred income tax assets (liabilities) is as follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2001       2000
                                                              --------   ---------
Deferred Income Tax Assets:
  Accrued compensation costs................................  $ 11,569   $   8,446
  Postretirement benefit obligations........................    31,952      39,435
  Loss contracts............................................     5,397      14,950
  Facility closure and consolidation costs..................    48,009      37,626
  Net operating loss carryforwards and tax credits..........    76,618      34,365
  Investment valuation adjustments..........................    16,254          --
  Other reserves and accruals not currently deductible for
     tax purposes...........................................    10,975      23,524
                                                              --------   ---------
                                                               200,774     158,346
     Less: Valuation allowance..............................   (16,254)         --
                                                              --------   ---------
     Total deferred income tax assets.......................   184,520     158,346
Deferred Income Tax Liabilities -- Depreciation lives and
  methods...................................................   (96,736)   (151,320)
                                                              --------   ---------
     Net deferred tax assets................................  $ 87,784   $   7,026
                                                              ========   =========

     Net current deferred tax assets of $26.3 million in 2001 and $29.3 million in 2000 have been recorded in other current assets. The valuation allowance has been provided due to the uncertainty of the use of the tax benefit associated with a specific reserve recorded against the carrying value of a cost-based investment.

     The Company has an alternative minimum tax ("AMT") credit carryforward of approximately $21.1 million. The AMT credit has an indefinite carryforward period. The Company has federal net operating loss carryforwards ("NOL's") of approximately $69.5 million which expire 2020 through 2021 and various state NOL's that expire through 2021.

     The Company has not recorded deferred income taxes applicable to undistributed earnings of its foreign joint venture operations as all such earnings are deemed to be indefinitely reinvested in those operations. If the earnings of such joint ventures were not indefinitely reinvested, a deferred liability would have been required which would not have been material as of December 31, 2001 or 2000. Undistributed amounts, if remitted in the future, may not result in additional U.S. income taxes because of the use of available foreign tax credits at that time.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

10.  SEGMENT INFORMATION:

     The Company produces a broad range of assemblies and modules for vehicle body structures and suspension systems for the global automotive industry. These operations have similar characteristics including the nature of products, production processes and customers and produce lower vehicle structures, body structures (including Class A surfaces), suspension components, and modular assemblies for the automotive industry. Management reviews the operating results of the Company and makes decisions based upon two operating segments: United States/Canada and International. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see
Note 2). Financial information by segment is as follows (in thousands):

                                                  UNITED STATES/
                                                      CANADA       INTERNATIONAL     TOTAL
                                                  --------------   -------------   ----------
2001:
Revenues........................................    $1,777,361       $690,072      $2,467,433
Interest income.................................         4,859          1,695           6,554
Interest expense................................        66,580         13,739          80,319
Operating income (loss).........................      (315,387)        44,826        (270,561)
Total assets....................................     2,041,851        491,585       2,533,436
Capital expenditures, net.......................       131,455         62,500         193,955
Depreciation and amortization expense...........       126,863         33,030         159,893
Restructuring and asset impairment charges......       383,739             --         383,739
Provision (benefit) for income taxes............       (80,008)         6,696         (73,312)
2000:
Revenues........................................    $2,163,358       $368,595      $2,531,953
Interest income.................................         5,955            496           6,451
Interest expense................................        63,194          7,968          71,162
Operating income................................        45,463         26,285          71,748
Total assets....................................     2,516,000        376,747       2,892,747
Capital expenditures, net.......................        78,512         15,076          93,588
Depreciation and amortization expense...........       126,011         18,794         144,805
Restructuring and asset impairment charges......       141,326             --         141,326
Provision (benefit) for income taxes............        (2,963)         5,582           2,619
1999:
Revenues........................................    $2,042,998       $127,005      $2,170,003
Interest income.................................         1,338            172           1,510
Interest expense................................        35,965          3,526          39,491
Operating income................................       216,492          8,655         225,147
Total assets....................................     2,377,849        174,701       2,552,550
Capital expenditures, net.......................       185,926         11,389         197,315
Depreciation and amortization expense...........       104,731          6,880         111,611
Restructuring and asset impairment charges......            --             --              --
Provision for income taxes......................        73,139          1,727          74,866

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     The following is a summary of revenues and long-lived assets by geographic location (in thousands):

                                                     YEARS ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------
                                     2001                      2000                      1999
                            -----------------------   -----------------------   -----------------------
                                         LONG-LIVED                LONG-LIVED                LONG-LIVED
                             REVENUES      ASSETS      REVENUES      ASSETS      REVENUES      ASSETS
                            ----------   ----------   ----------   ----------   ----------   ----------
United States and
  Canada..................  $1,777,361   $  852,887   $2,163,358   $  985,215   $2,042,998   $1,034,745
Europe....................     278,789      121,993      256,970      114,920      127,005       58,082
Asia......................     376,040      159,940       91,270      118,254           --           --
Mexico and South America..      35,243       12,972       20,355       11,863           --           --
                            ----------   ----------   ----------   ----------   ----------   ----------
                            $2,467,433   $1,147,792   $2,531,953   $1,230,252   $2,170,003   $1,092,827
                            ==========   ==========   ==========   ==========   ==========   ==========

     Revenues are attributed to geographic locations based on the location of specific production. Long-lived assets consist of net property, plant and equipment and capitalized tooling, and excludes intangible assets.

     The following is a summary of the approximate composition by product category of the Company's revenues (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      2001         2000         1999
                                                   ----------   ----------   ----------
Body structures and assemblies (including Class A
  surfaces)......................................  $  971,858   $  998,407   $  543,175
Lower vehicle structures.........................     895,118    1,029,596    1,205,873
Suspension modules and systems...................     355,981      270,892      208,700
Suspension components............................     198,296      199,567      205,914
Other............................................      46,180       33,491        6,341
                                                   ----------   ----------   ----------
                                                   $2,467,433   $2,531,953   $2,170,003
                                                   ==========   ==========   ==========

     The Company sells its products directly to automotive manufacturers. Following is a summary of customers that accounted for 10 percent or more of consolidated revenues in any of the three years in the period ended December 31, 2001:

                                                              2001   2000   1999
                                                              ----   ----   ----
Ford........................................................   35%    37%    38%
DaimlerChrysler.............................................   25     31     29
Hyundai/Kia.................................................   12      4     --
General Motors..............................................    4      5     10

     Receivables from these customers represented 41 percent of total accounts receivable at December 31, 2001, 57 percent of total accounts receivable at December 31, 2000 and 65 percent of total accounts receivable at December 31, 1999.

11.  EMPLOYEE BENEFIT PLANS:

     The Company sponsors various pension and other postretirement benefit plans for its employees.

  RETIREMENT PLANS:

     The Company's UAW Retirement Income Plan and the Tower Automotive Pension Plan provides for substantially all union employees. Benefits under the plans are based on years of service. Contributions by the Company are intended to provide not only for benefits attributed to service to date, but also for those benefits

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES
expected to be earned in the future. The Company's funding policy is to contribute annually the amounts sufficient to meet the higher of the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974 or the minimum funding requirements under the Company's union contracts.

     The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for the defined benefit pension plans (in thousands):

                                                                2001       2000
                                                              --------   --------
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at the beginning of the year......  $104,884   $ 68,266
Actual return on plan assets................................   (10,746)     6,089
Employer contributions......................................        --     32,455
Benefits paid...............................................    (4,783)    (1,926)
                                                              --------   --------
     Fair value of plan assets at the end of the year.......  $ 89,355   $104,884
                                                              ========   ========
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations at the beginning of the year............  $115,525   $ 99,282
Service cost................................................     9,956     11,676
Interest cost...............................................     9,883      8,126
Plan amendments.............................................        --      3,187
Actuarial loss (gain).......................................    11,171     (4,298)
Benefits paid...............................................    (4,783)    (1,926)
Curtailment loss (gain).....................................     1,422     (1,107)
Settlements.................................................        --        585
Special termination benefit.................................       311         --
                                                              --------   --------
     Benefit obligations at the end of the year.............  $143,485   $115,525
                                                              ========   ========
FUNDED STATUS RECONCILIATION:
Funded status...............................................  $(54,130)  $(10,642)
Unrecognized transition asset...............................       (67)       (98)
Unrecognized prior service cost.............................     9,787     23,702
Unrecognized actuarial losses (gains).......................    25,065     (8,378)
                                                              --------   --------
     Net amount recognized..................................  $(19,345)  $  4,584
                                                              ========   ========
AMOUNTS RECOGNIZED IN THE BALANCE SHEET AS OF EACH YEAR END:
Accrued benefit liability...................................  $(51,396)  $(10,772)
Intangible asset............................................     9,787     15,356
Accumulated other comprehensive income......................    22,264         --
                                                              --------   --------
     Net amount recognized..................................  $(19,345)  $  4,584
                                                              ========   ========

     The Tower Automotive Pension Plan was the only pension plan with an accumulated benefit obligation in excess of plan assets. The plan's accumulated benefit obligation was $133.9 million and $108.9 million at September 30, 2001 and 2000, respectively. The fair value of the assets was $84.1 million and $98.5 million at September 30, 2001 and 2000, respectively.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     In connection with the comprehensive realignment plans discussed in Note 3, benefits for certain employees covered by the Tower Automotive Pension Plan and the UAW Retirement Income Plan are accounted for as a curtailment for the periods ending December 31, 2001 and 2000.

     The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, 2001, 2000, and 1999 (in thousands):

                                                           2001      2000      1999
                                                          -------   -------   -------
Service cost............................................  $ 9,956   $11,677   $11,350
Interest cost...........................................    9,883     8,126     4,702
Expected return on plan assets..........................   (9,815)   (7,431)   (2,980)
Amortization of transition asset........................      (31)      (31)      (31)
Amortization of prior-service cost......................    1,077     2,533     1,902
Amortization of net (gains) losses......................     (287)     (158)      202
Curtailment loss (gain).................................   12,839      (572)       --
Special termination benefit.............................      311       586        --
                                                          -------   -------   -------
     Net periodic benefit cost..........................  $23,933   $14,730   $15,145
                                                          =======   =======   =======

     The assumptions used in the measurement of the Company's benefit obligation are as follows:

                                                                2001        2000
                                                              ---------   ---------
Weighted-average assumptions of each year end:
  Discount rate.............................................    7.5%        8.1%
  Expected return on plan assets............................    9.5%        9.5%
  Rate of compensation increase.............................    4.5%        4.5%
  Measurement date..........................................  9/30/2001   9/30/2000

     The Company contributes to a union sponsored multi-employer pension plan providing defined benefits to certain Michigan hourly employees. Contributions to the pension plan are based on rates set forth in the Company's union contracts. The expense related to this plan was $0.7 million for the year ended December 31, 2001, $0.8 million for the year ended December 31, 2000 and $0.8 million for the year ended December 31, 1999.

     The Company also contributes to a union sponsored multi-employer pension plan providing defined benefits for certain hourly employees of the Milwaukee facility. Expense relating to this plan was $0.6 million, $0.5 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The expense is determined based on contractual rates with the union.

     The Company also maintains a qualified profit sharing retirement plan and 401(k) employee savings plan covering certain salaried and hourly employees. The expense related to these plans was $11.0 million during 2001 and 2000, and $9.7 million during 1999.

     The Company sponsors a 401(k) employee savings plan covering certain union employees. The Company matches a portion of the employee contributions made to this plan. The expense under this plan in each of the three years in the period ended December 31, 2001 was not material.

  POSTRETIREMENT PLANS:

     The Company provides certain medical insurance benefits for retired employees. Certain employees of the Company are eligible for these benefits if they remain employed until age 55 or 59 and fulfill other eligibility requirements specified by the plans. Certain retirees between the ages of 55 and 62 must contribute

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

100 percent of the group rate for active employees. No contributions are required for retirees 62 or older. Benefits are continued for dependents of eligible retiree participants after the death of the retiree.

     The following tables provide a reconciliation of the changes in the benefit obligations for the retiree medical plans (in thousands):

                                                                2001        2000
                                                              ---------   ---------
RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at the beginning of the year......  $      --   $      --
Employer contributions......................................     12,435      12,606
Benefits paid...............................................    (12,435)    (12,606)
                                                              ---------   ---------
Fair value of plan assets at the end of the year............  $      --   $      --
                                                              =========   =========
CHANGE IN BENEFIT OBLIGATIONS:
Benefit obligations at the beginning of the year............  $ 117,664   $ 117,351
Service cost................................................        862       1,524
Interest cost...............................................     10,676       9,174
Actuarial loss (gain).......................................     28,671       3,227
Benefits paid...............................................    (12,435)    (12,606)
Curtailment loss (gain).....................................        114      (1,007)
                                                              ---------   ---------
Benefit obligations at the end of the year..................  $ 145,552   $ 117,663
                                                              =========   =========
FUNDED STATUS RECONCILIATION:
Funded status...............................................  $(145,552)  $(117,663)
Unrecognized actuarial losses (gains).......................     42,572      15,385
                                                              ---------   ---------
Net amount recognized.......................................  $(102,980)  $(102,278)
                                                              =========   =========
AMOUNTS RECOGNIZED IN THE BALANCE SHEET AS OF EACH YEAR END:
Accrued benefit liability...................................  $(102,980)  $(102,278)
                                                              =========   =========

     The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, (in thousands):

                                                           2001      2000      1999
                                                          -------   -------   -------
Service cost............................................  $   862   $ 1,524   $ 1,511
Interest cost...........................................   10,676     9,174     8,023
Amortization of net loss................................    1,484     3,227       477
Curtailment loss........................................      115        --        --
                                                          -------   -------   -------
Net periodic benefit cost...............................  $13,137   $13,925   $10,011
                                                          =======   =======   =======

     The discount rate used to measure the Company's post retirement medical benefit obligation was 8.1 percent in 2001 and 2000.

     For measurement purposes, an 11.5 percent annual rate of increase in per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.5 percent for 2006 and remain at that level thereafter.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

     Assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement medical plans. A one percentage point change in assumed health care costs trend rates would have the following effects (in thousands):

                                                              INCREASE   DECREASE
                                                              --------   --------
ONE PERCENTAGE POINT:
  Effect on total service and interest cost components......   $  184     $  167
                                                               ======     ======
  Effect on the accumulated benefit obligation..............   $2,700     $2,409
                                                               ======     ======

12.  COMMITMENTS:

  LEASES:

     The Company leases office and manufacturing space and certain equipment under lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. The Company has entered into several leasing commitments with maturities of between 2002 and 2015. The properties covered under these transactions include manufacturing equipment, facilities and administrative offices. The leases provide for a substantial residual value guarantee (less than 90 percent of the total cost), which may become payable upon the termination of the transaction, and include purchase and renewal options. As of December 31, 2001, residual value guarantees in connection with these leases totaled approximately $103.4 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially or eliminate entirely the payment under the residual value guarantees. Future annual rental commitments at December 31, 2001 under these leases are as follows (in thousands):

YEAR                                                          OPERATING   CAPITAL
----                                                          ---------   -------
2002........................................................  $ 54,177    $3,227
2003........................................................    53,288     4,449
2004........................................................    53,565       275
2005........................................................    53,108        --
2006........................................................    47,679        --
Thereafter..................................................   121,427        --
                                                              --------    ------
                                                              $383,244    $7,951
                                                              ========
Less-amount representing interest...........................                 608
                                                                          ------
Present value of minimum lease payments.....................              $7,343
                                                                          ======

     Total rent expense for all operating leases totaled $55.2 million, $21.5 million and $15.0 million in 2001, 2000 and 1999, respectively.

     Rent commitments associated with acquired facilities which will not be utilized by the Company have been excluded from the above amounts and were provided for in the recording of the related acquisition, as discussed in Note 6.

  LITIGATION:

     The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company's financial position and statements of operations.

                    TOWER AUTOMOTIVE, INC. AND SUBSIDIARIES

13.  RELATED PARTY TRANSACTIONS:

     The Company has made payments to Hidden Creek Industries, an affiliate of the Company, for certain acquisition related and other management services totaling $0.6 million during 2001, $4.4 million during 2000 and $3.1 million during 1999.

14.  QUARTERLY FINANCIAL DATA (UNAUDITED):

     The following is a condensed summary of quarterly results of operations for 2001 and 2000. The restructuring and asset impairment charges described in Note 3 are reflected in the fourth quarter 2001 and 2000 amounts. The sum of the per share amounts for the quarters does not equal the total for the year due to the effects of rounding and the anti-dilutive effects of certain common stock equivalents (in thousands, except per share amounts):

                                                                                BASIC      DILUTED
                                                     OPERATING                EARNINGS    EARNINGS
                                           GROSS      INCOME     NET INCOME    (LOSS)      (LOSS)
                              REVENUES     PROFIT     (LOSS)       (LOSS)     PER SHARE   PER SHARE
                             ----------   --------   ---------   ----------   ---------   ---------
2001:
  First....................  $  628,376   $ 79,271   $  37,894   $  12,861     $ 0.29      $ 0.28
  Second...................     642,407     85,261      44,111      16,672       0.38        0.35
  Third....................     557,785     55,419      16,185      (1,364)     (0.03)      (0.03)
  Fourth...................     638,865     57,234    (368,751)   (295,693)     (6.15)      (6.15)
                             ----------   --------   ---------   ---------     ------      ------
                             $2,467,433   $277,185   $(270,561)  $(267,524)    $(5.87)     $(5.87)
                             ==========   ========   =========   =========     ======      ======
2000:
  First....................  $  685,364   $111,722   $  71,967   $  37,123     $ 0.79      $ 0.65
  Second...................     681,020    114,371      75,822      39,293       0.83        0.68
  Third....................     536,210     64,728      27,617       6,965       0.15        0.15
  Fourth...................     629,359     80,773    (103,658)    (69,947)     (1.54)      (1.54)
                             ----------   --------   ---------   ---------     ------      ------
                             $2,531,953   $371,594   $  71,748   $  13,434     $ 0.29      $ 0.28
                             ==========   ========   =========   =========     ======      ======

15.  CONSOLIDATING GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION:

     The following consolidating financial information presents balance sheets, statements of operations and cash flow information related to the Company's business. Each Guarantor, as defined, is a direct or indirect wholly-owned subsidiary of the Company and has fully and unconditionally guaranteed the 9.25 percent senior unsecured notes issued by R. J. Tower Corporation, on a joint and several basis. Tower Automotive, Inc. (the parent company) has also fully and unconditionally guaranteed the note and is reflected as the Parent Guarantor in the consolidating financial information. The Non-Guarantors are the Company's foreign subsidiaries. Separate financial statements and other disclosures concerning the Guarantors have not been presented because management believes that such information is not material to investors.

                             TOWER AUTOMOTIVE INC.

                          CONSOLIDATING BALANCE SHEETS
                              AT DECEMBER 31, 2001

                                    R. J. TOWER    PARENT     GUARANTOR    NON-GUARANTOR
                                    CORPORATION   GUARANTOR   COMPANIES      COMPANIES     ELIMINATIONS   CONSOLIDATED
                                    -----------   ---------   ----------   -------------   ------------   ------------
                                                                  (AMOUNTS IN THOUSANDS)
                                                        ASSETS
Current assets:
  Cash and cash equivalents.......   $     --     $      --   $    2,444     $ 19,323      $        --     $   21,767
  Accounts receivable.............         --            --      140,402       76,236               --        216,638
  Inventories.....................         --            --       72,003       40,533               --        112,536
  Prepaid tooling and other.......         --            --       52,238       36,991               --         89,229
                                     --------     ---------   ----------     --------      -----------     ----------
     Total current assets.........         --            --      267,087      173,083               --        440,170
                                     --------     ---------   ----------     --------      -----------     ----------
Property, plant and equipment,
  net.............................         --            --      824,437      295,822               --      1,120,259
Investments in joint ventures.....    237,834            --        4,177        1,187               --        243,198
Investment in subsidiaries........    744,808       447,408           --           --       (1,192,216)            --
Goodwill and other assets, net....      9,659         9,700      428,186      282,264               --        729,809
                                     --------     ---------   ----------     --------      -----------     ----------
                                     $992,301     $ 457,108   $1,523,887     $752,356      $(1,192,216)    $2,533,436
                                     ========     =========   ==========     ========      ===========     ==========

                                       LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities:
  Current maturities of long-term
     debt and capital lease
     obligations..................   $ 67,381     $      --   $    2,723     $101,979      $        --     $  172,083
  Accounts payable................         --            --      263,800      105,110               --        368,910
  Accrued liabilities.............      7,234         4,167      203,832       63,729               --        278,962
                                     --------     ---------   ----------     --------      -----------     ----------
     Total current liabilities....     74,615         4,167      470,355      270,818               --        819,955
                                     --------     ---------   ----------     --------      -----------     ----------
Long-term debt, net of current
  maturities......................    472,373            --       44,765       83,946               --        601,084
Obligations under capital leases,
  net of current maturities.......         --            --        4,620           --               --          4,620
Convertible subordinated notes....         --       199,984           --           --               --        199,984
Due to/(from) affiliates..........    (27,392)     (453,201)     428,037       52,556               --             --
Other noncurrent liabilities......         --            --      150,639       50,996               --        201,635
                                     --------     ---------   ----------     --------      -----------     ----------
     Total noncurrent
       liabilities................    444,981      (253,217)     628,061      187,498               --      1,007,323
                                     --------     ---------   ----------     --------      -----------     ----------
Manditorily redeemable trust
  convertible preferred
  securities......................         --       258,750           --           --               --        258,750
Stockholders' investment..........    481,969       447,408      439,943      304,865       (1,192,216)       481,969
Accumulated other comprehensive
  loss............................     (9,264)           --      (14,472)     (10,825)              --        (34,561)
                                     --------     ---------   ----------     --------      -----------     ----------
     Total stockholders'
       investment.................    472,705       447,408      425,471      294,040       (1,192,216)       447,408
                                     --------     ---------   ----------     --------      -----------     ----------
                                     $992,301     $ 457,108   $1,523,887     $752,356      $(1,192,216)    $2,533,436
                                     ========     =========   ==========     ========      ===========     ==========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                R. J. TOWER    PARENT     GUARANTOR    NON-GUARANTOR
                                CORPORATION   GUARANTOR   COMPANIES      COMPANIES     ELIMINATIONS   CONSOLIDATED
                                -----------   ---------   ----------   -------------   ------------   ------------
                                                              (AMOUNTS IN THOUSANDS)
Revenues......................   $      --    $      --   $1,644,357     $823,076        $     --      $2,467,433
Cost of sales.................          --           --    1,467,062      723,186              --       2,190,248
                                 ---------    ---------   ----------     --------        --------      ----------
     Gross profit.............          --           --      177,295       99,890              --         277,185
Selling, general and
  administrative expenses.....          --           --      103,591       35,612              --         139,203
Restructuring and asset
  impairment charges..........          --           --      383,614          125              --         383,739
Amortization expense..........       1,774        1,301       14,660        7,069              --          24,804
                                 ---------    ---------   ----------     --------        --------      ----------
     Operating income
       (loss).................      (1,774)      (1,301)    (324,570)      57,084              --        (270,561)
Interest expense, net.........      60,621        7,516       (7,773)      13,401              --          73,765
                                 ---------    ---------   ----------     --------        --------      ----------
     Income (loss) before
       provision for income
       taxes..................     (62,395)      (8,817)    (316,797)      43,683              --        (344,326)
Provision (benefit) for income
  taxes.......................     (24,334)      (3,439)     (57,803)      12,264              --         (73,312)
                                 ---------    ---------   ----------     --------        --------      ----------
     Income (loss) before
       equity in earnings of
       joint ventures and
       minority interest......     (38,061)      (5,378)    (258,994)      31,419              --        (271,014)
Equity in earnings of joint
  ventures and subsidiaries,
  net.........................    (213,429)    (251,490)         300           --         481,869          17,250
Minority interest, net........          --      (10,656)          --       (3,104)             --         (13,760)
                                 ---------    ---------   ----------     --------        --------      ----------
     Net income (loss)........   $(251,490)   $(267,524)  $ (258,694)    $ 28,315        $481,869      $ (267,524)
                                 =========    =========   ==========     ========        ========      ==========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                             NON-
                                     R. J. TOWER    PARENT     GUARANTOR   GUARANTOR
                                     CORPORATION   GUARANTOR   COMPANIES   COMPANIES   ELIMINATIONS   CONSOLIDATED
                                     -----------   ---------   ---------   ---------   ------------   ------------
                                                                (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)..................  $  (251,490)  $(267,524)  $(258,694)  $  28,315    $ 481,869     $  (267,524)
Adjustments required to reconcile
  net income (loss) to net cash
  provided by (used in) operating
  activities
  Depreciation and amortization....        1,774       1,301     122,026      34,792           --         159,893
  Deferred income tax provision
     (benefit).....................           --          --     (65,976)    (14,782)          --         (80,758)
  Equity in earnings of joint
     ventures, net.................      (16,950)         --        (300)         --           --         (17,250)
  Restructuring and asset
     impairment charge.............           --          --     383,614         125           --         383,739
  Changes in other operating
     items.........................      251,214         381     281,364      (2,562)    (194,682)        335,715
                                     -----------   ---------   ---------   ---------    ---------     -----------
     Net cash provided by (used in)
       operating activities........      (15,452)   (265,842)    462,034      45,888      287,187         513,815
                                     -----------   ---------   ---------   ---------    ---------     -----------
INVESTING ACTIVITIES:
Capital expenditures, net..........           --          --    (142,253)    (51,702)          --        (193,955)
Acquisitions and other, net........      366,055     226,851    (316,282)      5,145     (287,187)         (5,418)
                                     -----------   ---------   ---------   ---------    ---------     -----------
     Net cash provided by (used in)
       investing activities........      366,055     226,851    (458,535)    (46,557)    (287,187)       (199,373)
                                     -----------   ---------   ---------   ---------    ---------     -----------
FINANCING ACTIVITIES:
Proceeds from borrowings...........    2,201,333          --          --     107,488           --       2,308,821
Repayments of debt.................   (2,533,164)         --      (2,630)   (108,066)          --      (2,643,860)
Net proceeds from private placement
  of stock.........................           --      37,461          --          --           --          37,461
Net proceeds from the issuance of
  common stock.....................           --       1,530          --          --           --           1,530
                                     -----------   ---------   ---------   ---------    ---------     -----------
     Net cash provided by (used
       for) financing activities...     (331,831)     38,991      (2,630)       (578)          --        (296,048)
                                     -----------   ---------   ---------   ---------    ---------     -----------
Net Change in Cash and Cash
  Equivalents......................       18,772          --         869      (1,247)          --          18,394
Cash and Cash Equivalents,
  Beginning of Period..............      (18,772)         --       1,575      20,570           --           3,373
                                     -----------   ---------   ---------   ---------    ---------     -----------
Cash and Cash Equivalents, End of
  Period...........................  $        --   $      --   $   2,444   $  19,323    $      --     $    21,767
                                     ===========   =========   =========   =========    =========     ===========

                             TOWER AUTOMOTIVE INC.

                          CONSOLIDATING BALANCE SHEETS
                              AT DECEMBER 31, 2000

                                     R. J. TOWER    PARENT     GUARANTOR    NON-GUARANTOR
                                     CORPORATION   GUARANTOR   COMPANIES      COMPANIES     ELIMINATIONS   CONSOLIDATED
                                     -----------   ---------   ----------   -------------   ------------   ------------
                                                                   (AMOUNTS IN THOUSANDS)
                                                        ASSETS
Current assets:
  Cash and cash equivalents........   $(18,772)    $     --    $    1,575     $ 20,570      $        --     $    3,373
  Accounts receivable..............      6,983          381       172,332       99,011               --        278,707
  Inventories......................      2,032           --        83,479       46,967               --        132,478
  Prepaid tooling and other........     24,704           --       171,107       26,308               --        222,119
                                      --------     --------    ----------     --------      -----------     ----------
     Total current assets..........     14,947          381       428,493      192,856               --        636,677
                                      --------     --------    ----------     --------      -----------     ----------
Property, plant and equipment,
  net..............................     37,245           --       836,175      238,360               --      1,111,780
Investments in joint ventures......    221,165       43,912         2,140           --               --        267,217
Investment in subsidiaries.........    541,468      734,624            --           --       (1,276,092)            --
Goodwill and other assets, net.....     21,527       11,001       536,142      308,403               --        877,073
                                      --------     --------    ----------     --------      -----------     ----------
                                      $836,352     $789,918    $1,802,950     $739,619      $(1,276,092)    $2,892,747
                                      ========     ========    ==========     ========      ===========     ==========
                                       LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities
  Current maturities of long-term
     debt and capital lease
     obligations...................   $ 56,569     $     --    $    1,477     $ 91,020      $        --     $  149,066
  Accounts payable.................    (13,260)          --       156,724      104,925               --        248,389
  Accrued liabilities..............     35,183        4,167       101,001       20,118               --        160,469
                                      --------     --------    ----------     --------      -----------     ----------
     Total current liabilities.....     78,492        4,167       259,202      216,063               --        557,924
                                      --------     --------    ----------     --------      -----------     ----------
Long-term debt, net of current
  maturities.......................    800,401           --        44,787       88,254               --        933,442
Obligations under capital leases,
  net of current maturities........         --           --         8,458           --               --          8,458
Convertible subordinated notes.....         --      200,000            --           --               --        200,000
Due to/(from) affiliates...........   (822,981)    (373,094)      915,331      280,744               --             --
Deferred income taxes..............     29,102           --          (631)       5,413               --         33,884
Other noncurrent liabilities.......      9,060           --       132,105       59,029               --        200,194
                                      --------     --------    ----------     --------      -----------     ----------
     Total noncurrent
       liabilities.................     15,582     (173,094)    1,100,050      433,440               --      1,375,978
                                      --------     --------    ----------     --------      -----------     ----------
Mandatorily redeemable trust
  convertible preferred
  securities.......................         --      258,750            --           --               --        258,750
Stockholders' investment...........    744,296      700,095       443,698       97,770       (1,276,092)       709,767
Accumulated other comprehensive
  loss.............................     (2,018)          --            --       (7,654)              --         (9,672)
                                      --------     --------    ----------     --------      -----------     ----------
     Total stockholders'
       investment..................    742,278      700,095       443,698       90,116       (1,276,092)       700,095
                                      --------     --------    ----------     --------      -----------     ----------
                                      $836,352     $789,918    $1,802,950     $739,619      $(1,276,092)    $2,892,747
                                      ========     ========    ==========     ========      ===========     ==========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                         NON-
                                R. J. TOWER    PARENT     GUARANTOR    GUARANTOR
                                CORPORATION   GUARANTOR   COMPANIES    COMPANIES   ELIMINATIONS   CONSOLIDATED
                                -----------   ---------   ----------   ---------   ------------   ------------
                                                            (AMOUNTS IN THOUSANDS)
Revenues......................    $77,723     $     --    $1,911,493   $542,737      $     --      $2,531,953
Cost of sales.................     47,389           --     1,627,593    485,377            --       2,160,359
                                  -------     --------    ----------   --------      --------      ----------
     Gross profit.............     30,334           --       283,900     57,360            --         371,594
Selling, general and
  administrative expenses.....      5,030           --       108,636     23,337            --         137,003
Restructuring and asset
  impairment charges..........     12,465           --       128,861         --            --         141,326
Amortization expense..........      2,921        1,305        13,210      4,081            --          21,517
                                  -------     --------    ----------   --------      --------      ----------
     Operating income
       (loss).................      9,918       (1,305)       33,193     29,942            --          71,748
Interest expense, net.........     63,795        7,906       (15,044)     8,054            --          64,711
                                  -------     --------    ----------   --------      --------      ----------
     Income (loss) before
       provision for income
       taxes..................    (53,877)      (9,211)       48,237     21,888            --           7,037
Provision (benefit) for income
  taxes.......................    (21,550)      (3,681)       19,289      8,561            --           2,619
                                  -------     --------    ----------   --------      --------      ----------
     Income (loss) before
       equity in earnings of
       joint ventures and
       minority interest......    (32,327)      (5,530)       28,948     13,327            --           4,418
Equity in earnings of joint
  ventures and subsidiaries,
  net.........................     64,755       29,440            --         --       (71,715)         22,480
Minority interest, net........         --      (10,476)           --         --            --         (10,476)
                                  -------     --------    ----------   --------      --------      ----------
     Income before
       extraordinary item.....     32,428       13,434        28,948     13,327       (71,715)         16,422
Extraordinary loss on early
  extinguishments of debt,
  net.........................      2,988           --            --         --            --           2,988
                                  -------     --------    ----------   --------      --------      ----------
     Net income...............    $29,440     $ 13,434    $   28,948   $ 13,327      $(71,715)     $   13,434
                                  =======     ========    ==========   ========      ========      ==========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                              NON-
                                      R. J. TOWER    PARENT     GUARANTOR   GUARANTOR
                                      CORPORATION   GUARANTOR   COMPANIES   COMPANIES   ELIMINATIONS   CONSOLIDATED
                                      -----------   ---------   ---------   ---------   ------------   ------------
                                                                 (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income..........................  $    29,440   $ 13,434    $  28,948   $  13,327     $(71,715)    $    13,434
Adjustments required to reconcile
  net income to net cash provided by
  (used in) operating activities
  Depreciation and amortization.....        6,426      1,305      115,873      21,201           --         144,805
  Deferred income tax provision
    (benefit).......................      (23,335)        --         (631)        593           --         (23,373)
  Extraordinary loss on
    extinguishments of debt.........        2,988         --           --          --           --           2,988
  Equity in earnings of joint
    ventures, net...................      (22,480)        --           --          --           --         (22,480)
  Restructuring and asset impairment
    charge..........................       12,465         --      128,861          --           --         141,326
  Changes in other operating
    items...........................     (144,253)      (381)    (184,533)    165,115           --        (164,052)
                                      -----------   --------    ---------   ---------     --------     -----------
    Net cash provided by (used in)
       operating activities.........     (138,749)    14,358       88,518     200,236      (71,715)         92,648
                                      -----------   --------    ---------   ---------     --------     -----------
INVESTING ACTIVITIES:
Capital expenditures, net...........      (20,800)        --      (85,898)     13,110           --         (93,588)
Acquisitions and other, net.........     (164,981)    19,026      (35,082)   (119,225)      71,715        (228,547)
Net proceeds from the sale of
  Roanoke Heavy Truck Business......           --         --       55,353          --           --          55,353
                                      -----------   --------    ---------   ---------     --------     -----------
    Net cash provided by (used in)
       investing activities.........     (185,781)    19,026      (65,627)   (106,115)      71,715        (266,782)
                                      -----------   --------    ---------   ---------     --------     -----------
FINANCING ACTIVITIES:
Proceeds from borrowings............    3,304,062         --           21      68,228           --       3,372,311
Repayments of debt..................   (3,135,316)        --      (21,821)   (142,600)          --      (3,299,737)
Net proceeds from issuance of senior
  Euro notes........................      134,700         --           --          --           --         134,700
Net proceeds from the issuance of
  common stock......................           --      6,794           --          --           --           6,794
Payments for the repurchase of
  common shares.....................           --    (40,178)          --          --           --         (40,178)
                                      -----------   --------    ---------   ---------     --------     -----------
    Net cash provided by (used for)
       financing activities.........      303,446    (33,384)     (21,800)    (74,372)          --         173,890
                                      -----------   --------    ---------   ---------     --------     -----------
Net Change in Cash and Cash
  Equivalents.......................      (21,084)        --        1,091      19,749           --            (244)
Cash and Cash Equivalents, Beginning
  of Period.........................        2,312         --          484         821           --           3,617
                                      -----------   --------    ---------   ---------     --------     -----------
Cash and Cash Equivalents, End of
  Period............................  $   (18,772)  $     --    $   1,575   $  20,570     $     --     $     3,373
                                      ===========   ========    =========   =========     ========     ===========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                 R. J. TOWER    PARENT     GUARANTOR    NON-GUARANTOR
                                 CORPORATION   GUARANTOR   COMPANIES      COMPANIES     ELIMINATIONS   CONSOLIDATED
                                 -----------   ---------   ----------   -------------   ------------   ------------
                                                               (AMOUNTS IN THOUSANDS)
Revenues.......................   $ 79,265     $     --    $1,814,273     $276,465       $      --      $2,170,003
Cost of sales..................     74,401           --     1,492,879      255,823              --       1,823,103
                                  --------     --------    ----------     --------       ---------      ----------
     Gross profit..............      4,864           --       321,394       20,642              --         346,900
Selling, general and
  administrative expenses......      6,398           --        93,370        6,182              --         105,950
Amortization expense...........      3,075        1,304        10,031        1,393              --          15,803
                                  --------     --------    ----------     --------       ---------      ----------
     Operating income (loss)...     (4,609)      (1,304)      217,993       13,067              --         225,147
Interest expense, net..........     30,115        9,512        (5,000)       3,354              --          37,981
                                  --------     --------    ----------     --------       ---------      ----------
     Income (loss) before
       provision for income
       taxes...................    (34,724)     (10,816)      222,993        9,713              --         187,166
Provision (benefit) for income
  taxes........................    (13,890)      (4,327)       89,198        3,885              --          74,866
                                  --------     --------    ----------     --------       ---------      ----------
     Income (loss) before
       equity in earnings of
       joint ventures and
       minority interest.......    (20,834)      (6,489)      133,795        5,828              --         112,300
Equity in earnings of joint
  ventures and subsidiaries,
  net..........................    154,891      134,057            --           --        (273,680)         15,268
Minority interest, net.........         --      (10,480)           --           --              --         (10,480)
                                  --------     --------    ----------     --------       ---------      ----------
     Net income................   $134,057     $117,088    $  133,795     $  5,828       $(273,680)     $  117,088
                                  ========     ========    ==========     ========       =========      ==========

                             TOWER AUTOMOTIVE INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                               R. J. TOWER    PARENT     GUARANTOR   NON-GUARANTOR
                               CORPORATION   GUARANTOR   COMPANIES     COMPANIES     ELIMINATIONS   CONSOLIDATED
                               -----------   ---------   ---------   -------------   ------------   ------------
                                                            (AMOUNTS IN THOUSANDS)
OPERATING ACTIVITIES:
Net income...................  $   134,057   $ 117,088   $ 133,795     $  5,828       $(273,680)    $   117,088
Adjustments required to
  reconcile net income to net
  cash provided by (used in)
  operating activities
  Depreciation and
     amortization............        6,614       1,304      96,613        7,080              --         111,611
  Deferred income tax
     provision (benefit).....       34,894          --      13,208       (2,574)             --          45,528
  Equity in earnings of joint
     ventures, net...........      (15,268)         --          --           --              --         (15,268)
  Changes in other operating
     items...................     (346,604)          9     297,982        1,657              --         (46,956)
                               -----------   ---------   ---------     --------       ---------     -----------
     Net cash provided by
       (used in) operating
       activities............     (186,307)    118,401     541,598       11,991        (273,680)        212,003
                               -----------   ---------   ---------     --------       ---------     -----------
INVESTING ACTIVITIES:
Capital expenditures, net....       (5,338)         --    (192,835)         858              --        (197,315)
Acquisitions and other,
  net........................     (172,008)   (123,037)   (347,416)     (20,475)        273,680        (389,256)
Change in restricted cash....        2,677          --          --           --              --           2,677
                               -----------   ---------   ---------     --------       ---------     -----------
     Net cash provided by
       (used in) investing
       activities............     (174,669)   (123,037)   (540,251)     (19,617)        273,680        (583,894)
                               -----------   ---------   ---------     --------       ---------     -----------
FINANCING ACTIVITIES:
Proceeds from borrowings.....    2,168,000          --       6,632       34,035              --       2,208,667
Repayments of debt...........   (1,805,397)         --      (7,418)     (28,414)             --      (1,841,229)
Net proceeds from the
  issuance of common stock...           --       4,636          --           --              --           4,636
                               -----------   ---------   ---------     --------       ---------     -----------
     Net cash provided by
       (used for) financing
       activities............      362,603       4,636        (786)       5,621              --         372,074
                               -----------   ---------   ---------     --------       ---------     -----------
Net Change in Cash and Cash
  Equivalents................        1,627          --         561       (2,005)             --             183
Cash and Cash Equivalents,
  Beginning of Period........          685          --         (77)       2,826              --           3,434
                               -----------   ---------   ---------     --------       ---------     -----------
Cash and Cash Equivalents,
  End of Period..............  $     2,312   $      --   $     484     $    821       $      --     $     3,617
                               ===========   =========   =========     ========       =========     ===========

         [GLOBAL MAP SHOWING LOCATION OF TOWER AUTOMOTIVE'S FACILITIES]

                            [TOWER AUTOMOTIVE LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of expenses, to be paid solely by Tower Automotive, Inc., of the issuance and distribution of the securities being registered hereby. All amounts are estimated except the SEC registration fee and the New York Stock Exchange listing fee:

Securities and Exchange Commission registration fee.........  $20,615
New York Stock Exchange listing fee.........................        *
Blue Sky fees and expenses (including attorneys' fees and
  expenses).................................................        *
Printing expenses...........................................        *
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Miscellaneous expenses......................................        *
                                                              -------
     Total..................................................  $     *
                                                              =======

------------
* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  GENERAL CORPORATION LAW

     Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Statute") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), other than an action by or in the right of such corporation, by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise (an "indemnified capacity"). The indemnity may include expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. Similar provisions apply to actions brought by or in the right of the corporation, except that no indemnification shall be made without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred. Section 145 of the Delaware Statute further authorizes a corporation to purchase and maintain insurance on behalf of any indemnified person against any liability asserted against him and incurred by him in any indemnified capacity, or arising out of his status as such, regardless of whether the corporation would otherwise have the power to indemnify him under the Delaware Statute.

     The certificate of incorporation of Tower Automotive, Inc. ("Issuer") provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Issuer or is or was serving at the request of Issuer as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Issuer to the fullest extent authorized by the Delaware Statute, as the same exists or may thereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Issuer to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as otherwise provided in the certificate of incorporation, with respect to proceedings to enforce rights to indemnification, the Issuer shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of Issuer. The right to indemnification conferred in the certificate of incorporation is a contract right and includes the right to be paid by Issuer the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware Statute requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to Issuer of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses. If a claim under the certificate of incorporation is not paid in full by Issuer within sixty days after a written claim has been received by Issuer, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against Issuer to recover the unpaid amount of the claim.

     The certificates of incorporation of the Issuer provides that, to the fullest extent permitted by the Delaware Statute, no director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

ITEM 16.  EXHIBITS.

     The attached Exhibit Index is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 3, 2002.

                                      TOWER AUTOMOTIVE, INC.

                                      By: /s/ DUGALD K. CAMPBELL
                                        ----------------------------------------
                                        Dugald K. Campbell
                                        President and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dugald K. Campbell, Daniel H. Webber and Anthony
A. Barone and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURES                               CAPACITY                   DATES
                ----------                               --------                   -----
             /s/ S.A. JOHNSON                     Chairman and Director         April 3, 2002
------------------------------------------
               S.A. Johnson

          /s/ DUGALD K. CAMPBELL            President, Chief Executive Officer  April 3, 2002
------------------------------------------  (Principal Executive Officer) and
            Dugald K. Campbell                           Director

           /s/ JAMES R. LOZELLE                          Director               April 3, 2002
------------------------------------------
             James R. Lozelle

            /s/ SCOTT D. RUED                            Director               April 3, 2002
------------------------------------------
              Scott D. Rued

            /s/ F.J. LOUGHREY                            Director               April 3, 2002
------------------------------------------
              F.J. Loughrey

           /s/ ENRIQUE ZAMBRANO                          Director               April 3, 2002
------------------------------------------
             Enrique Zambrano

                SIGNATURES                               CAPACITY                   DATES
                ----------                               --------                   -----
         /s/ JURGEN M. GEISSINGER                        Director               April 3, 2002
------------------------------------------
           Jurgen M. Geissinger

              /s/ ALI JENAB                              Director               April 3, 2002
------------------------------------------
                Ali Jenab

                                                         Director               April 3, 2002
------------------------------------------
              Georgia Nelson

          /s/ ANTHONY A. BARONE                  Vice President and Chief       April 3, 2002
------------------------------------------     Financial Officer (Principal
            Anthony A. Barone                      Accounting Officer)

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
1.1       Form of Underwriting Agreement*
3.1       Amended and Restated Certificate of Incorporation of Tower
          Automotive, Inc., as Amended by the Certificate of Amendment
          to Certificate of Incorporation, dated June 2, 1997(1)
3.2       Amended and Restated By-laws of Tower Automotive, Inc.(2)
4.1       Form of Common Stock Certificate(3)
5.1       Opinion of Kirkland & Ellis*
23.1      Consent of Arthur Andersen LLP
23.2      Consent of Kirkland & Ellis (Included in Exhibit 5.1)*
24.1      Powers of Attorney (Included in Part II to the Registration
          Statement)

------------
 *  To be filed by amendment

(1) Incorporated by reference to exhibit 4.2 of the registrant's Registration Statement on Form S-3 (Registration No. 333-38827).

(2) Incorporated by reference to exhibit 3.2 of the registrant's Registration Statement on Form S-1 (Registration No. 33-80320).

(3) Incorporated by reference to exhibit 4.1 of the registrant's Registration Statement on Form S-3 (Registration No. 333-38827).